02034556

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

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REGISTRANT'S NAME Hypothekenbank In Essen AG

*CURRENT ADDRESS

PROCESSED
JUN 13 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4883 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE : 6/16/02

HYPOTHEKENBANK IN ESSEN AG

Annual Report 2001



10 successful years in retrospect

in € m, as at year-end 2001*)	1987	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
Balance sheet total	1,103	8,670	10,336	11,441	17,734	25,393	35,471	45,596	55,905	58,771	69,553
Claims outstanding											
Mortgage loans	108	1,363	1,331	1,295	1,386	1,565	1,715	1,827	1,841	2,271	3,003
Public-sector loans	603	6,067	7,409	8,282	13,505	21,675	29,389	35,873	39,810	36,097	36,841
Securities issued by other borrowers**)	31	461	589	976	2,142	1,022	2,689	5,918	10,701	16,493	24,349
Other loans/other claims	0	377	460	491	174	461	672	888	1,591	2,415	2,703
Bonds and notes issued											
Mortgage *Pfandbriefe*	39	867	917	869	977	1,176	1,219	1,087	1,078	1,272	1,305
Public-sector *Pfandbriefe*	819	6,436	8,007	8,960	14,160	21,438	30,077	38,684	48,379	47,015	54,519
Other bonds and notes/other liabilities	0	1,136	1,103	1,316	2,031	2,192	3,418	4,872	5,281	9,170	12,182
New lending commitments											
Mortgage loans	135	548	289	166	329	427	266	415	574	1,216	1,366
Public-sector loans	875	2,243	2,492	2,735	8,719	10,124	14,238	14,856	16,706	13,714	5,297
Securities issued by other borrowers**)	31	161	177	438	1,547	1,306	2,907	4,518	6,771	12,494	16,632
Capital and reserves											
Subscribed capital and reserves***)	41	126	141	157	260	265	311	377	454	426	554
Profit-sharing certificates	0	15	31	36	54	54	129	187	243	255	279
Subordinated liabilities	0	0	33	33	130	130	155	189	244	244	298
Net interest and commission income	5.0	27.6	35.9	48.9	74.3	98.9	125.8	149.9	168.6	161.2	170.9
General operating expenses											
Personnel expenses	0.8	4.9	4.5	5.0	6.2	6.9	8.4	8.0	9.3	9.8	10.6
Other administrative expenses	0.7	2.6	2.4	2.6	3.7	4.6	5.9	7.1	8.2	8.9	9.5
Depreciation on and value adjustments to intangible and tangible assets	0.1	3.2	3.4	1.9	3.3	2.2	1.6	1.5	3.2	3.5	3.4
Operating result	5.1	18.7	36.3	23.9	42.0	55.5	78.4	105.7	120.2	98.5	108.1
Net income for the year	3.1	10.9	17.3	13.1	20.5	26.9	38.7	53.0	64.8	66.7	72.3
Allocation to revenue reserves	3.1	3.6	5.1	0.0	5.1	5.1	15.3	25.6	33.2	0.0	0.0
Total distribution	0.0	7.4	12.2	13.1	15.3	21.8	23.3	27.4	31.6	66.7	72.3

Notes: *) 1987 according to old accounting regulations · **) Since April 1st, 1998 securities of public and public-sector issuers can be taken into ordinary cover. Figures do not include bonds issued by Hypothekenbank in Essen AG · ***) After deduction of unpaid capital subscriptions in 1993

Contents

The charts, illustrations and interviews do not form an integral part of the Management Report.

This Annual Report is also available in German.
The German version of this Annual Report is the original and authoritative version.

Supervisory Board

Dr. Axel Frhr. v. Ruedorffer

Chairman; Member of the Board of Managing Directors, Commerzbank AG, Frankfurt/Main *(since March 19th, 2001)*

Klaus-Peter Müller

Chairman; Chairman of the Board of Managing Directors, Commerzbank AG, Frankfurt/Main *(until March 19th, 2001)*

Dr. Wolfgang Schuppli

Deputy Chairman;
Lawyer, Wiesbaden

Dieter Disse

Hypothekenbank in Essen AG, Essen

Ute Gibbels

Hypothekenbank in Essen AG, Essen

Dr. Wolfgang Hönig

Executive Vice President,
Commerzbank AG, Frankfurt/Main *(until December 31st, 2001)*

Andreas de Maizière

Member of the Board of Managing Directors, Commerzbank AG, Frankfurt/Main *(since March 19th, 2001)*

Dr. Eric Strutz

Executive Vice President,
Commerzbank AG, Frankfurt/Main *(since January 1st, 2002)*

Board of Managing Directors

Hubert Schulte-Kemper

Chairman, Marl

Michael Fröhner

Dortmund *(since January 1st, 2002)*

Wolfgang H. Müller

Erkrath *(until December 31st, 2001)*

Harald Pohl

Oberhausen

Erhard Tiemann

Witten *(until July 31st, 2001)*

Advisory Council

Friedrich Abel
Member of the Board of Managing Directors, Hochtief AG, Essen

Harold Hörauf
General Partner of HSBC Trinkaus & Burkhardt KGaA, Düsseldorf

Dr. Hans-Joachim Jacob
Auditor, Darmstadt
(since November 1st, 2001)

Prof. Dr. Paul Klemmer
President of the Rhine-Westphalia Institute for Economic Research, Essen

Uwe Kruschinski
Member of the Board of Managing Directors, Hamburgische Landesbank-Girozentrale, Hamburg

Dr. Klaus Marquardt
Chairman of the Supervisory Board, Westfalenbank AG, Bochum

Hermann Marth
Chairman of the Board of Managing Directors, RAG Immobilien AG, Essen

Klaus Pohl
General Manager of the Treuhandstelle für Wohnungsunternehmen in Bayern GmbH, Munich

Dr. Udo Scheffel
Chairman of the Executive Board, Bayerische Immobilien AG, Munich

Berta Schuppli
Graduate Economist, Wiesbaden

Priv. Doz. Dr. Ulf R. Siebel
Lawyer, Frankfurt/Main

Executive Vice Presidents

Thomas Kaysh
Marl

Hans-Jürgen Kröncke
Haltern

Trustees

Dieter Eberle
Lawyer, Essen

Dr. h.c. Wolfgang Ziemann
Deputy, Essen
(until August 31st, 2001)

Dr. Johannes Werner Schmidt
Deputy, Essen

Dr. Thomas Geer
Deputy, Essen
(since October 16th, 2001)



Hubert Schulte-Kemper,
Chairman of the Board
of Managing Directors

Dear Business Colleagues,

Annual Report 2001

In 2001, the German mortgage banks came under an unprecedented degree of attention from national and international capital market participants, the banking sector itself and the media. The reason for this was the huge range of issues the mortgage banks had to cope with in the year under review. Banking consolidation, the future of the *Pfandbrief*, the cost structure, return on equity, Basel II and globalization are just some of the catchwords to be mentioned in this context. In addition to this, a number of allegedly smaller headlines – such as the amendment of the German Mortgage Bank Act (*HBG*), the abolishment of *Gewährträgerhaftung* (Guarantee Obligation) for German public-sector banks and the phasing out of the relief relating to the capital-backing requirements for commercial real estate loans as set out in the regulations on large exposures, to mention just some – also clearly underline that the banking sector, including the German mortgage banks, is caught in a process of major changes with enormous challenges.

Each of the mortgage banks must find its own way to cope with the tasks that it faces. Mergers of German mortgage banks may be one option to permanently generate a return on equity satisfactory to their owners – by means of size on the one hand and by benefiting from the relating synergies on the other. However, I am of the opinion that size alone is not the decisive criterion for defending one's competitive position. There is no doubt about the gravitational forces unleashed by size and volume. But does this not also mean attracting segments that are not at all desired? The optimal size of a company rather depends on the areas of business chosen as core activities. This is why mergers are not the only possible way to react on the changing business environment. As a result, the German mortgage banks adopt different strategies to cope with the new challenges – with some even taking action contrary to a merger, believing that the key to success is specialization achieved through a splitting of activities.

Even before presenting this Annual Report, Hypothekenbank in Essen AG has proved that it is armed for present and future challenges. Despite the difficult capital market environment in 2001 we were in a position to generate the highest net interest and commission income in the track record of our company. At € 170.9m, last year's satisfactory figure was topped by 6%. At the same time, we continued to keep costs at a low level. As in the previous year, Essen Hyp records a cost income ratio of no more than 13.8% and thus occupies a top position by international standards. We have generated a return on equity after tax of 13.5% for the benefit of our shareholders.

Part of the success of Hypothekenbank in Essen AG can be explained by the fact that we have quickly responded to the changing market environment. One of the core problems, which has become particularly virulent in the wake of declining margins and the resulting lower returns, is the so called cost-trap in which many banks are – or pretend to be – caught. As far as this aspect is concerned, Hypothekenbank in Essen AG has adopted the right strategy, which can be seen from our cost income ratio.

We are determined to stick to our positioning in the future. Thanks to the structure of our business activities we are – and will continue to be – able to cope with all forthcoming tasks with a comparatively low number of staff. As far as public-sector lending is concerned, our bank has successfully proved its competitiveness. In addition to this, we are determined to further extend our second core activity, mortgage lending. This will be done without significantly increasing our number of employees, as we do not plan to extend our own distribution activities. Instead, we will prioritize credit brokerage and a participation in syndicated financing transactions, both within the Group itself, as well as in co-operation with other financial institutions that are active on the markets. Furthermore, we plan to acquire mortgage loans to the extent that this is permitted by our balance sheet. Similar to our public-sector lending activities, our 'domestic' market for property financing will no longer be Germany but various European countries that are selected in accordance with stringent criteria. In addition to this, we have started to make all necessary preparations so that we can expand our activities to the United States after the amendment of the German Mortgage Bank Act (*HBG*).

Funding costs are – and will continue to be – a key determinant for the success of Hypothekenbank in Essen AG. Due to the excellent quality of our most important funding instrument, the public-sector *Pfandbrief*, we are in a position to refinance our lending activities at low cost. Even though we had to accept a downgrading of our counterparty rating, Standard & Poor's and Fitch continue to award the best possible rating, i.e. AAA, to our public-sector *Pfandbriefe*, on the basis of their risk content. The rating attributed by Moody's, however, is Aa1, which is due to the rating methodology applied. This split rating is not expected to entail substantial disadvantages. We are confident that we will be able to convince our national and international investors of the quality of our bonds thanks to our philosophy of ensuring maximum transparency. In personal discussions and through our presence on the web we provide detailed up-to-date information about our bank and our performance.

We are, at the same time, well aware of the fact that the qualification of our employees is a key determinant for the future success of Hypothekenbank in Essen AG. External specialists will only be recruited in exceptional cases when there is no other solution. Instead, our main focus is on promoting our employees' know-how and overall understanding of the interaction of our bank's activities. This is achieved by organizing internal training programs, such as the 'Essen Hyp University' program, a series of lectures on the activities of our bank's different departments and sections, or by means of other qualification measures. These training programs were launched in 2001 and will be a continuous feature in the years to come.

Dear Business Colleagues,

At the end of January 2002, Hypothekenbank in Essen AG celebrated its 15th anniversary. We can look back on our achievements with pride and face the future with confidence. Please accept our thanks for the excellent co-operation, the open dialogue and your trust which we will continue to justify in the future.

Management Report

Internationalization as the key to success – this strategy which Hypothekenbank in Essen AG has been vigorously pursuing since the mid-1990s, again proved successful in 2001. We have continued our positive business development and can, for the seventh consecutive time, report an increase of our net income for the year. By the end of the year the earnings situation even exceeded our own expectations.

As far as our traditional business activities, i.e. public-sector and mortgage lending, are concerned, we were able to defend our market position. Essen Hyp thus held up against the rather dismal overall conditions caused by the worldwide slump in economic growth.


340
360
N
40
NE
60
80
E
100

World economy threatened by recession in 2001

The world economy, which had been on a downward path since mid-2000, teetered on the brink of recession by the end of the period under review. In summer, there were certain initial signs indicating that the economy might have bottomed out, but these subtle hints of an economic recovery were wiped out by the terrorist attacks of September 11th. For the first time since 1982, economic activity in the G3 currency areas (United States, euro area, Japan) shrank in the second half of the year. Having said this, however, a moderate growth rate of approximately 1% was still generated for the year as a whole. This clouding of the overall economic setting was triggered by several factors, such as the past monetary tightenings, rising oil and gas prices in 2000 and the burst of exaggerated profit expectations in the high-tech sector.

Euro area – Germany at the bottom of the table. The overall economic weakness was also felt in Germany. The annually-adjusted GDP growth rate dropped from 3.2% in the boom year of 2000 to 0.8% in the period under review. Germany thus occupies a position at the bottom of the table in the euro area. This was above all due to the slump in investment in industrial equipment and the ongoing decline in construction spending. The acceleration of private consumption, which was, due to the implemented tax relief, still robust in the first half of 2001, basically came to a standstill in the second half of the year. In contrast to this, net exports contributed one percentage point to the overall growth rate in the period under review.

A clear loosening of monetary reins. A slowdown of economic growth, combined with falling energy prices, triggered substantial movements at the short end of the yield curve. At the same time, the monetary watchdogs cut key interest rates. In the period under review the U.S. Federal Reserve lowered key interest rates as many as eleven times in a row. The federal funds target rate was cut back from 6.5% at the beginning of the year to 1.75% at year-end 2001, i.e. a total reduction of 475 basis points. This is the lowest level since 1961. In contrast to this, the euro area saw a more restrained monetary policy. The European Central Bank (ECB) implemented its first rate cut in May 2001. The aggregate monetary easing for the year as a whole came to 150 basis points, with the ECB's benchmark rate, i.e. the minimum bid rate on the main refinancing operations, standing at 3.25% at the end of 2001.

Tremendous volatility on the bond markets. In view of the rapidly changing market sentiment, the international bond markets saw a volatile development that was driven by the situation in the United States. Until March 2001 bonds with long maturities benefited from the loosening of monetary policy. However, in view of the accelerated money stock growth, there was growing concern amongst market participants that the Federal Reserve's monetary

stance might ignite inflation. The yields of 10-year Treasury notes peaked at 5.5% in May 2001. Later on, however, capital market participants' concerns about inflation were superseded by doubts as to whether the economic recovery, forecasted by a number of market players, would actually materialize. The last remaining hopes were abandoned after the terrorist attacks of September 11th.
During these times investors increasingly switched to the government bond markets on both sides of the Atlantic, which they considered a 'safe haven'. At the same time, the U.S. Treasury's decision to stop issuing 30-year bonds spurred the development of long-term government bond yields. Just one day later the yields of 10-year U.S. Treasury notes hit their year-low of 4.1%. After the publication of surprisingly high retail turnover figures in November, the economic optimists started to regain ground. As a result, 10-year U.S. Treasury note yields rocketed by around 90 basis points within just three weeks. At the end of the period under review, 10-year U.S. Treasury notes yielded somewhat below 5.1%, which corresponds to their level at the beginning of the year.
The German government bond market was also characterized by volatile developments, even though the yield fluctuations were less pronounced than in the United States. The positive yield spread between 10-year U.S. Treasury notes and Bunds with the same maturity turned negative in October and September 2001. However, during the subsequent two months capital market participants became more and more convinced that the United States would be the first to overcome the economic weakness due to their extremely expansionary monetary stance. As a result, U.S. Treasuries regained their yield advantage. In this environment, 10-year *Pfandbrief* yields dropped from 5.4% at the beginning of the year to a year-low of 4.6% in the beginning of November. In the wake of the lead from the United States, *Pfandbrief* yields were rising again during the last weeks of the year and stood at somewhat more than 5.2% at year-end 2001.

Pfandbrief **yields, money market and key interest rates in the euro area in 2001** in %


6
5.5
5
4.5
4
3.5
3
2.5
2
1.5
Jan.
Feb.
March
April
May
June
July
Aug.
Sep.
Oct.
Nov.
Dec.
Marginal lending facility
10-year *Pfandbriefe*
6-year *Pfandbriefe*
3-month money market rates
Deposit facility

Sources: ECB, Bloomberg

Capital markets: Expectations fully met

Targets for 2001 met. When planning our business activities for 2001, we had not anticipated the high degree of volatility by which money and capital markets were characterized in the year under review. In view of the recognizable trend towards a global economic recession, we nevertheless expected money and capital market yields to fall and accordingly entered into the corresponding interest rate positions.

Lending business

In the period under review Hypothekenbank in Essen AG extended loans totaling €21.9bn (€26.2bn in 2000). This figure includes loans and securities eligible for cover amounting to €17.8bn (€21.3bn).
At €9.4bn, the portion of new loans extended to national public-sector bodies more than doubled compared to 2000 (€3.9bn). At the same time, however, the volume of new lending commitments to German public-sector banks decreased by more than 50% to €6.6bn (€14.3bn). This development is due to the full utilization of internal credit lines, or limits set out by law. The so-called 'Brussels compromise' of July 18th, 2001, which stipulates that German public-sector banks will lose their special status in 2005 after the abolishment of *Gewährträgerhaftung* und *Anstaltslast* (Guarantee and Maintenance Obligation), did not affect our business activities in the period under review. This is due to a transitional arrangement pursuant to which already existing claims on public-sector banks, as well as new lending commitments extended before July 18th, 2005 and due before December 31st, 2015, are without any restriction eligible for cover within the meaning of the legal provisions applicable to our bank. The eligibility for cover of new lending commitments to public-sector banks will thus not cease to apply before July 2005, the date when *Gewährträgerhaftung* will finally be abolished.







Above: Thomas Kaysh, Executive Vice President, Head of Treasury

Top right: Hauke Finger, Deputy Head of Treasury

Bottom right: Günter Pless, Deputy Head of Treasury

Loans extended to foreign public-sector borrowers totaled €5.6bn in 2001. €1.8bn (€3.1bn) of this amount was eligible to serve as cover for our public-sector *Pfandbriefe*. The so-called EU candidate countries accounted for €1.1bn of the remaining amount of €3.8bn, while €0.2bn was granted to Canadian borrowers. We have decided to take these securities onto our books as early as now as they generate satisfactory margins and are expected to become eligible for cover in the medium term. Within the scope of our liquid funds we placed €2.5bn in highly liquid securities of European credit institutions with good ratings.

Pursuant to the provisions of the German Mortgage Bank Act (*HBG*), up to 10% of a mortgage bank's cover pool may consist of loans to foreign public-sector borrowers, whose countries do not acknowledge the *Pfandbrief* creditors' preferential claim in the case of the bank's insolvency.
At present we make use of this scope for action by acquiring securities issued by borrowers of excellent credit quality. An increase of new business in this segment can, however, only be envisaged upon the incorporation of the new EU Insolvency Directive in the national legislation of the respective EU Member States, expected for 2004. *De jure*, the *Pfandbrief* creditors' preferential claim will then apply in these countries, so that the 10% limit set out in the German Mortgage Bank Act will no longer be applicable to loans extended to the borrowers mentioned above. We will then not only be in a position to extend our business relations to these borrowers, but also to embrace new customer groups. From our point of view, these changes will offer more than sufficient scope for counterbalancing the fact that loans to public-sector credit institutions will no longer be eligible for cover as from the year 2005.
As in the previous years, we have permanently optimized our credit portfolio. On the basis of relative value analyses, we continuously switch from bonds and notes with lower yields to other financial instruments that yield higher while having the same maturity. These transactions do not have any major impact on the risk profile of our credit portfolio.
Investors are invited to visit our website (www.essenhyp.com) that provides a detailed overview of the composition of our public-sector cover pool and our non-cover assets. The figures are updated monthly and broken down under various relevant criteria.

Left: Composition of our public-sector cover pool
as of 31.12.2001 in %

Right: Breakdown of public-sector loans by borrowers
as at year-end in € bn



9.1
51.1
9.9

Total volume: €54.1bn



60
50
40
30
20
10
0
31
41
49
52
61
1997
1998
1999
2000
2001

The German Federal Government and the Federal Government's Special Fund, the German Federal States (*Laender*) and the German Reconstruction Loan Corporation (*KfW*)
Loans within the EU
Public-sector banks and savings banks
Towns and municipalities, municipal special purpose associations, non-profit organizations and loans guaranteed by municipal authorities

German public-sector bodies
German entities governed by public law
Foreign public-sector borrowers

Left: Heidi Riedel, Head of Money Markets

Right: Heinrich Strack, Senior Fixed Income Trader





The bank's funding

Jumbos and Globals – Essen Hyp ranks amongst the market leaders. Hypothekenbank in Essen AG was able to fortify its position as one of the world's leading Jumbo issuers. At year-end 2001, the total of our Jumbo *Pfandbriefe* outstanding stood at €37.8bn (€33.3bn), while the Jumbo market's aggregate volume currently comes to €400.4bn. Our market share of 9.4% (9.0%) makes us the second largest issuer of Jumbo and Global *Pfandbriefe* worldwide.

In 2001 we issued Jumbos totaling €9.0bn, while the total volume of new issuances on the markets came to €68.9bn. With a 13% market share we occupy the top position in this segment. Our benchmark 10-year €5bn *Pfandbrief* that was issued at the beginning of the year is particularly worth mentioning in this context. This issue proves the success of our strategy which aims to permanently increase the attractiveness of the *Pfandbrief* for international investors. Only 29% of the total volume of this issue were marketed to German investors, whereas 60% were placed in other European countries and 11% in the United States and Asia.

The increasing internationalization also becomes obvious when looking at the placement of all Jumbos and Globals issued by Essen Hyp since 1997. Our lead managers and co-leads have succeeded in placing 45% of our €53.6bn total volume of Jumbos and Globals issued with foreign investors upon issuance.

Worldwide placement of our outstanding Jumbo and Global *Pfandbriefe* since 1997 in %


2
5
38
55

Germany
Europe (excluding Germany)
Asia
United States

The most important investor groups are financial and credit institutions on the one hand and central banks, investment and insurance companies on the other, with both groups having a nearly equal share in the total issuance volume.

Three of our issues are negotiated on the trading platform EuroCredit MTS. At the moment 28 issues are being traded via this system, 25 of which come from German issuers.

In the period under review we issued bonds totaling €31.2bn (€20.8bn). We were thus able to further strengthen our excellent capital market standing and rank amongst the biggest private issuing institutions in Europe. Public-sector *Pfandbriefe* accounted for €16.2bn (€9.8bn) of the total funding, while mortgage *Pfandbriefe* accounted for €0.4bn (€0.7bn) and other bonds and notes for €14.6bn (€10.3bn). These funds, which were primarily raised by means of our Commercial Paper Program (CPP) and our Debt Issuance Program (DIP), were above all used for liquidity management.

CP Program remains a key instrument for short-term funding. In the period under review we continued to make use of our Commercial Paper Program, as this ensures straightforward funding at low cost. A total of 314 (326) drawings was made in the currencies EUR, GBP, USD and YEN. Their aggregate volume of €9.9bn exceeded last year's figure by €0.6bn. The program utilization at year-end 2001 was €1.3bn.

Debt Issuance Program increased to €15bn. Our Debt Issuance Program that was launched in May 1998 and is placed via globally operating credit institutions, continues to generate vigorous demand. Given that the utilization of this program was permanently close to the €10bn upper limit, this limit was increased to €15bn in the period under review. The first drawings under the new volume were made in November 2001, shortly after the completion of all necessary steps. In the year under review 32 drawings totaling almost €9bn were made in EUR, GBP and YEN. Drawings with short maturities up to 18 months at favorable conditions once again accounted for the majority of the total volume.

Stock exchange listings. In the year under review we launched 66 (46) issues with a volume of €21.7bn (€10.9bn) on the Rhineland-Westphalian Stock Exchange (*RWB*) in Düsseldorf. The total amount of our bonds listed on the *RWB* comes to €58.3bn (€45.1bn). 10 of these issues, totaling €7.3bn (€2.0bn), are additionally listed on the London and Luxemburg stock exchanges. Moreover, 7 foreign currency issues amounting to €1.6bn (€2.1bn) are solely listed on the London or Paris stock exchange.

Outstanding *Pfandbriefe* and bonds issued by Essen Hyp as at year-end
in € bn


60
50
40
30
20
10
0
34
43
52
52
62
1997
1998
1999
2000
2001
Mortgage *Pfandbriefe*
Public-sector *Pfandbriefe*
Other bonds and notes

We set great store in the prompt listing of our issues, which is guaranteed in Germany thanks to an outline listing agreement entered into with the *RWB*. Furthermore, we attach particular importance to a mark-to-market secondary market making for the benefit of our investors as this ensures the liquidity of our bonds. As far as our Jumbo and Global *Pfandbriefe* are concerned, our market makers and co-leads quote mark-to-market prices within fixed bid-offer spreads at any time.

Ratings

No change in quality despite lower ratings. In 2001 the three major rating agencies downgraded our parent company, the Commerzbank AG, which, in turn, translated into a lowering of Essen Hyp's counterparty rating. Moody's and Fitch downgraded our long-term counterparty rating by one notch each, whereas Standard & Poor's decided upon a lowering by 2 notches. According to Standard & Poor's and Fitch this step did not affect the rating of our public-sector *Pfandbriefe*. This is due to the fact that these two rating agencies basically analyze and evaluate the *Pfandbrief* as such, as well as the related public-sector cover pool. They not only take into account the composition and quality of the cover assets, but also the ratio of the cover pool's market value to that of the related public-sector *Pfandbriefe* in different interest rate scenarios. In addition to this, the assessment takes into account the legal provisions serving to protect the *Pfandbrief*, the special banking supervision to which mortgage banks are subject and several other factors. And the result: both rating agencies confirmed their AAA rating for our public-sector *Pfandbriefe*.

In contrast to this, Moody's downgraded the rating of our public-sector *Pfandbriefe* by one notch for system-related reasons. Pursuant to the rating methodology applied by Moody's, the difference between the long-term counterparty rating – A2 in our case – and the rating attributed to public-sector *Pfandbriefe* may not exceed four notches. However, we can state that there are no reasons which would indicate that this downgrading relates to the quality of our cover assets or the safety of our *Pfandbriefe*. Investors are invited to see this for themselves by visiting our website, which provides detailed information about our cover pool (broken down under different criteria), our surplus cover and the market value of our cover assets and public-sector *Pfandbriefe*. These figures also take into account an assumed overnight upwards or downwards movement of interest rates by 100 basis points.

Due to this split rating, we had to accept an increase in our funding costs by about 2 basis points in the *Pfandbrief* segment. As our CP Program was downgraded to A2 by Standard & Poor's, our funding costs in the short-term segment also rose by a few basis points.

Overview of ratings as of 26.02.2002

	Fitch	Standard & Poor's	Moody's
Public-sector *Pfandbriefe*	AAA	AAA	Aa1
Mortgage *Pfandbriefe*	not rated	not rated	Aa2
Long-term counterparty rating	A*	A-**	A2*
Short-term counterparty rating	F1	A-2	P-1
Notes issued under the Debt Issuance Program			
- *Senior unsecured debt*	not rated	A-	A2
- *Subordinated debt*	not rated	BBB+	A3
Commercial Paper Program	not rated	A-2	P-1

* outlook stable ** outlook negative



Ute Gibbels, Head of Public Relations



Investor relations

Our information policy is 'crystal clear'. The fruitful co-operation with our national and international capital market partners was once again a key determinant for our success in 2001. The variety of our products ranges from highly liquid bonds with excellent ratings to the rapid provision of structured notes tailored to our investors' requirements. In order to ensure further growth in this business segment it is essential to maintain a permanent and fruitful dialogue with our partner banks and investors. This is why we have been spending a considerable amount of time and personal effort in expanding and cultivating our investor relations.
Maintaining personal contact with our business partners is one of the traditions of Hypothekenbank in Essen AG. This is the only way to intensify long-lasting business relationships and establish new business contacts that are based on mutual trust. Consequently, our bank organizes several international roadshows each year, allowing for personal discussions. This includes detailed and comprehensive answers to any questions that our investors and lenders may have. Indeed, we frequently take up invitations from the market makers of our Jumbo *Pfandbriefe*, who wish to introduce us to their customers.

The year 2001 was marked by meetings with many important investors in Germany, Europe and the United States. Our roadshows included Helsinki, Copenhagen, Prague, Vienna, Madrid and Paris in Europe, as well as New York, Boston, Delaware and Philadelphia in the United States. Due to the terrorist attacks of September 11th, we postponed our Asian roadshow until 2002.

In addition to this, we provide our investors with up-to-date information on our website, which enables them to carry out their individual credit research on Essen Hyp and to find detailed information about the quality of our cover and non-cover assets. The presentation of our business figures as of December 31st, 2001, which you can find enclosed to this Annual Report, gives you an impression of the structure of our website. In this context, it is worth mentioning that our bank was amongst the few German mortgage banks whose transparency policy was rated as 'crystal clear' – which is the top rating – by the financial magazine 'International Financing Review' (IFR). This is another way for us to justify the investors' trust in our bank and our products.

Capital markets – Prospects for the years 2002-2004

Global economic recovery. We are of the opinion that the financial year 2002 will be marked by signs pointing to a global economic upturn and preparations for the forthcoming changes in the legal and supervisory framework.

The United States will again become the motor for global economic activity in 2002. The worldwide interest rate cuts effected in 2001, combined with falling crude oil and gas prices, will trigger a global economic recovery in the year 2002. The United States is set to take over the leading role as U.S. fiscal policy makers quickly responded to the 2001 economic slump by implementing decisive expansionary measures. Due to the fact that the year 2001 saw clear inventory adjustments in all business sectors, the forthcoming restocking of inventories will make an additional contribution to economic growth.

The forecasts for the euro area are, however, somewhat less optimistic. Due to a fiscal policy that focuses on budget consolidation, the economic upturn will be rather moderate.

Euro area – The series of interest rate cuts has not yet come to an end. At year-end 2001 the European economy still lacked clear signs indicating a soon recovery. We therefore expect the ECB to decide upon a further easing of monetary policy. This forecast is not opposed by the development of the money stock M3, which represents the first pillar of the ECB's monetary

strategy. Even though the three-month average of the annual M3 growth rate stood at 7.4% between September and November 2001 – and thus clearly exceeded the ECB's reference value of 4.5% – the ECB puts this accelerated M3 expansion into perspective by referring to increased insecurity in the aftermath of the terrorist attacks of September 11th. The ECB explains this distortion by portfolio shifts from shares and other long-term assets to liquid short-term assets that are included in M3. According to the ECB these funds can be expected to flow back into the capital markets in future, instead of triggering an inflationary demand for goods and services.
In the wake of the global economic downturn and falling raw material prices, inflationary pressures have clearly diminished. Inflation is set to drop below the 2% mark in spring 2002 and will approach the 1% mark in summer.

Driven by the U.S. lead, capital market yields are set to increase. An ailing economy in the euro area, ECB interest rate cuts and a clear diminishing of inflationary pressures are normally expected to point to an extremely friendly development on the domestic bond markets. But even three years after the implementation of monetary union, the domestic capital markets continue to follow the lead of the U.S. markets. The recovery of the U.S. economy forecasted by us, combined with interest rate hikes by the Federal Reserve, is set to fuel an increase in capital market yields. Despite the favorable domestic determinants, the German bond market will not be in a position to decouple from this development.

Dirk Chlench, Head of Economic Research





New Business Opportunities

Interview with Alexander van Echelpoel, Vice President and Head of Corporate Management, on the amendment of the German Mortgage Bank Act (*HBG*) and Basel II

What risks and opportunities do you see in the projected amendment of the German Mortgage Bank Act and the relating permission to grant loans that are eligible for cover to borrowers in the United States, Canada, Switzerland and Japan?

Mortgage banks have to work within an extremely restricted legal framework, which aims to limit risks. Provided that suitable risk management is in place, the expansion of business activities to the countries listed does not involve higher risks than loans to countries and municipalities in the European Union. We see our opportunities in further diversifying our cover pool. Given that mortgage banks generally pursue a buy and hold strategy, it will be possible to generate attractive margins at manageable risks, especially with regard to less liquid government bonds.

Which borrowers are of particular interest for you?

When looking at the composition of our cover pool you will see that direct communal loans, i.e. loans to towns and municipal special purpose associations account for no more than approximately 10% – despite the fact that we are very familiar with the legislation and conventions applying to German municipalities and are thus able to ensure an adequate risk assessment. However, in view of the currently achievable margins and the fact that the administrative effort is too high compared to the loan volume, there is no scope for increasing the number and total volume of these loans. If we were to plan a large-scale extension of loans to municipalities in the four 'accession countries', we would have to run a corresponding back office and gain the required expertise. This is not likely to be profitable in the beginning. We have therefore decided to focus on loans that are directly extended to national governments or backed by appropriate state guarantees. In this respect, the United States, in particular, offers a wide range of opportunities to acquire suitably structured loans directly or via the secondary markets.

What impact will Basel II have on the extension of public-sector loans?



Basel II will ensure that the extension of loans to public-sector bodies or to entities governed by public law will generate margins that are based upon the risk content of the respective loan. We are of the opinion that the margins relating to AA or A borrowers will, in some cases, improve considerably. At the same time, Basel II will enhance transparency in the public-sector loan segment – a development that will also be for the benefit of our public-sector *Pfandbrief* investors. The information published on our website will permit them to independently assess the quality of the loans included in our cover pool and to carry out an individual rating analysis. With the implementation of Basel II, the quality of the *Pfandbrief* will become even more evident than it is today. Taking all these aspects into account, we believe that Basel II offers many advantages despite the considerable technical and EDP requirements.

Basel II – The new standards are already being felt. The new Basel II standards are expected to come into effect in 2006. These regulations will, amongst other things, require banks to shift from a lump-sum allocation of liable own capital to their credit exposures towards a risk-orientated approach in the future. In this context the borrower's external and/or internal credit rating will play a key role. Basel II will translate into a differentiated margin structure. Whereas low-risk exposures will tie up a smaller portion of liable own capital – and thus generate lower margins – exposures with a higher degree of risk involved will require disproportionately higher margins – and thus generate higher gross profits – as they tie up a greater portion of liable own capital.
As far as the lending business is concerned, the requirements set out in Basel II have to be taken into account as early as today. We therefore apply stringent criteria with regard to the selection of our public-sector borrowers while, naturally, complying with national legal requirements. This aims to ensure that the effects of potential future spread widenings in the lending business resulting from increased capital backing requirements at given ratings will be kept as low as possible.

Amendment of the German Mortgage Bank Act – Expansion of our public-sector lending business. We expect the amendment of the German Mortgage Bank Act (*HBG*) for mid-2002. The new legislation will permit us, amongst other things, to expand our public-sector lending activities eligible for cover to Switzerland, Japan, Canada and the United States. However, as far as an inclusion in the cover pool is concerned, these transactions will be subject to the 10% limit stipulated by the German Mortgage Bank Act. We do not plan any direct loan extensions in the countries listed above but instead intend to acquire loans with satisfactory ratings from our capital market partners on the secondary market.

Planning of the balance sheet total – A moderate increase is envisaged. Based upon our forecasts about the economic and capital market developments, we plan a moderate balance sheet growth of some billion euro for 2002. Taking into account the volume of loans maturing in 2002 and our active spread management, the gross volume of our new lending business is expected to come to two thirds of the new lending business generated in 2001.

Investor relations – The number of international roadshows is set to increase. The establishment and maintenance of direct contacts to our investors, as well as the organization of roadshow presentations in Europe, the United States and Asia, will once more play a key role in 2002. Thanks to the unchanged excellent quality of our *Pfandbriefe* and our transparent information policy, we are convinced that we will be able to justify our investors' trust in our products also in the future.

Property financing:
Our new strategy has proved successful

Targets for 2001 met – Increase in our mortgage lending business. Essen Hyp also achieved good closing results in property financing. Our strategy of noticeably increasing the volume of mortgages, while avoiding a rise in administrative expenses, has proved successful. With more than 5,000 loans totaling €1.4bn we were able to exceed previous year's figure by €0.2bn. 71% (84%) of our new lending commitments relate to existing properties, whereas 29% (16%) was granted for the construction of new buildings. Based upon our quality standards, we selected our commitments according to certain risk criteria and refrained from business segments with low margins. As a result, we rejected loan applications totaling €1.9bn in 2001. For the purpose of expanding our property financing activities, our planning included the direct extension of loans, as well as credit brokerage within the Group, the participation in syndicated financing transactions and the acquisition of mortgage receivables.

Having said this, however, we were not in a position to acquire, as intended, larger packages of mortgage loans in the period under review. This was, above all, due to incompatible concepts about margins, as well as our internal risk assessment. We are nevertheless determined to keep to our strategy of acquiring mortgage loan packages from other credit institutions and insurance companies, provided that risk content, terms of settlement and pricing are in line with our requirements.

The loan extension ratio for existing loans stood at 86% (80%) in the period under review, which corresponds to previous years' levels.

Lending business

Germany. A breakdown of our new lending commitments by region reveals that Germany accounts for € 1.2bn of the total volume of € 1.4bn. With the exception of € 50m we have only lent against properties that are located in the West German Federal States (*Laender*). According to our internal assessments the risks inherent in financing transactions in the East German Federal States are still not adequately made up for.

Our new lending commitments relating to residential properties totaled € 559m (€ 936m). Retail lending, i.e. loans secured by detached and semi-detached private houses or owned apartments, accounted for 90% of this figure. In this context we have developed a procedure which enables us to outsource the entire loan processing, except for the determination of the lending value. For this purpose, we put into place a process for the direct commitment of loans, in the framework of which Commerzbank AG staff can grant loans on behalf of our bank and on our account. This is done on the basis of stringent procedures laid down by us in detail and by applying a specific scoring system. The entire loan administration was transferred to a service company pursuant to a co-operation agreement concluded in 2001. This outsourcing mechanism ensures a lean loan processing structure, eliminating the requirement to increase the number of our staff.

Michael Fröhner, Member of the Board of Managing Directors, talking to employees of the Property Financing Department





Thomas Link (left) and Hergen Dieckmann, Specialists in International Property Financing

We have been using this process for the direct commitment of loans in co-operation with the Commerzbank AG for two years now. A second co-operation agreement for the direct commitment of loans was concluded with another partner bank at year-end 2001. We plan to enter into further outline agreements of a similar structure with other credit institutions, including public-sector banks, in 2002.
As far as commercial lending is concerned, we continue to maintain our high standards in terms of credit quality, location of the property, development potential of the industry concerned and achievable margins. In the period under review we extended commercial loans totaling €716m (€90m). A lending commitment to a borrower of good credit standing, totaling €511m, accounts for the majority of this figure. This commitment is entirely composed of first-ranking mortgages secured by several properties.

Foreign mortgage lending business. Based upon exploratory meetings and detailed market analyses that were carried out in the year 2000, we have, in 2001, for the first time extended foreign mortgage loans outside the Commerzbank Group. These loans, which are secured by office buildings outside Germany, total €91m and mostly relate to properties located in the UK.
In order to process these types of transactions in a competent and appropriate way in the future, we have recruited two credit experts who are specialized in the property markets of the United Kingdom and France. Furthermore, we opened up a representative office in London at the beginning of 2002. This aims to ensure an efficient service for the benefit of our local syndicate and co-operation partners. Loan approval and processing will, however, remain with our Essen headquarters.

Mortgage loan portfolio

Left: Breakdown by type of property in %

Right: Breakdown by region in %



18.1
5.0
2.4
2.3
1.5
40.1
22.2
9.8
55.9

Office buildings
Shops
Hotels and restaurants
Factory buildings
Warehouses and exhibition buildings
Other non-residential properties

Owned houses and flats
Residential construction for letting purposes

Commercial properties West German Federal States
Commercial properties East German Federal States
Commercial properties in foreign countries

Residential properties West German Federal States
Residential properties East German Federal States

Portion of loans with a LTV exceeding 60% (pursuant to Section 5 (1) (2) of the German Mortgage Bank Act) in %



20
15
10
5
0
upper limit stipulated by law
11.8
1999
2000
2001

Loans with a loan to value (LTV) exceeding 60%. As a rule, the portion of loans with a LTV exceeding 60%, i.e. those mortgage loans that exceed the first three fifths of the property's market value and may therefore not serve as cover for our mortgage *Pfandbriefe*, has been kept below 15% for years. The upper limit stipulated by law is 20%. This key parameter is another proof of our risk-orientated granting of loans.

Prospects for the years 2002-2004

Basel II – The new standards are already being felt. The new Basel II regulations and the corresponding EU Directive entail new challenges with regard to mortgage lending. These include the production of a list of criteria that is to form the basis for property ratings. In this context, historical loan loss rates must also be taken into account. The mortgage banks that are members of the Association of German Mortgage Banks (*VDH*) have decided to jointly tackle this task. We hope that this approach will bring about a property rating system that might serve as a benchmark. It is planned to have completed most of the related tasks by year-end 2002.

Hypothekenbank in Essen AG places great expectations in this standardized – and standardizing – property rating as it fits in perfectly with the bank's own transparency policy. This approach will permit us to provide our mortgage *Pfandbrief* investors with even more – and more transparent – details about property financing and related economic aspects.

Property Financing – Future Prospects

Interview with Wolfgang Böving, Senior Vice President and Head of Property Financing, on the amendment of the German Mortgage Bank Act (*HBG*), Basel II and future prospects for the mortgage lending business





What risks and opportunities do you see for your business segment in the projected amendment of the German Mortgage Bank Act?
Pure mortgage banks are not only obliged to comply with the strict requirements laid down in the German Mortgage Bank Act, but are also subject to specific banking supervision. This aims to ensure the manageability of the risks that are inherent in their cover and non-cover transactions. The amendment of the German Mortgage Bank Act, which will permit the expansion of our business activities to the United States, Canada and Japan, merely reflects the fact that these markets are well structured, subject to comprehensive legal provisions and characterized by a high degree of transparency, even though their risk structure might be somewhat different from that of the German or European property markets. As a result, the risks are manageable and acceptable for a mortgage bank. Furthermore, the margins to be generated on these markets are higher than those that can currently be achieved on the European property markets under conditions of comparable risk.

Which volume of new lending business do you plan to generate?
Unfortunately, the legislator was not prepared to permit the inclusion of the above-mentioned loans in the cover pool for mortgage *Pfandbriefe*. As a result, these loans can only be refinanced through the issuance of unsecured bonds, which is more expensive than a funding by means of *Pfandbriefe*. In addition to this, the total volume of loans extended in these countries may not exceed three times our liable own capital. Given that we have not yet opened up any distribution channels in these countries – and still have to gain expertise with regard to the United States and Canada – we intend to closely co-operate with our parent company and other specialists who are familiar with these markets. Accordingly, our plans for 2002 and 2003 only include a relatively moderate portion of new lendings in this segment. However, in 2004 at the latest, we intend to increase the volume of loans at a faster pace, while keeping a close eye on risks. For the time being, we do not plan to become active on the Japanese market.

What impact will Basel II have on the granting of mortgage loans in the future?
The German mortgage banks have quickly responded to the requirements laid down by Basel II with regard to the development of a sophisticated rating approach. They are co-operating in order to produce a property rating methodology for mortgage lending transactions. We are convinced that this approach will serve as a benchmark in the medium term. The application of nearly standardized rating criteria on all markets would be a key prerequisite to ensure the transparency and comparability of risks inherent in property financing. This, in turn, is set to have a clear impact on the structuring of margins as the negotiation – and acceptance – of margins will more than before depend on the risk content of the transaction concerned.

Amendment of the German Mortgage Bank Act – Expansion of our mortgage lending business. The amendment of the German Mortgage Bank Act (*HBG*) expected for 2002 will open up new scope for property financing. This includes the permission to enter into non-cover transactions in the United States, Canada and Japan, whereby the first two property markets mentioned have a priority in our strategic considerations. We are currently establishing the legal basis that will allow us to expand our lending business to the United States. From our point of view, the United States, in particular, offers substantial market opportunities for generating adequate margins. Based upon this evaluation we plan to increase our experience and expertise in this segment by co-operating with selected capital market partners, and within the Commerzbank Group. For the time being, we intend to enter into smaller transactions in selected property market segments of the countries mentioned, by participating in syndicate agreements. Over the medium term we plan to diversify our loan portfolio by means of a targeted expansion of our foreign property financing activities. This will make us more resilient to market fluctuations in the individual property markets. At 90%, properties located in Germany currently account for the vast majority of our loan portfolio.

Business plan. We plan to generate new lending commitments totaling €2bn to €3bn p.a. between 2002 and 2004.
In view of the diversification strategy referred to above we will further intensify our foreign mortgage lending activities in selected countries. Due to our talks with leading international property financing institutions we are optimistic that we will be able to participate in their loan extensions as a syndicate partner. We plan to generate a total volume of new lending transactions of up to €1bn p.a. in this market segment.
Moreover, we expect new loans totaling €500m p.a. from the process of direct loan commitment agreed with the Commerzbank and – as from year-end 2001 – with an additional partner bank. If we succeed in entering into further co-operation agreements in this segment, the volume of new loans is set to increase accordingly.
As far as the German property market is concerned, we plan to generate new commercial loans totaling €1bn p.a. by both granting loans directly and acquiring mortgage receivables from credit institutions and insurance companies.
We are aware of the fact that these plans are extremely ambitious. Nevertheless, we are convinced that our business strategy, i.e. to co-operate with other

banks that are active on the markets, will enable us to generate the targeted volumes in the medium term without having to build up our own acquisition network. However, volume as such is not decisive when putting our plans into practice. Rather the key questions will be, as before, whether the risk structure of a transaction fits in with our requirements and whether a satisfactory return on equity can be achieved.

The bank's lending business
Financing volume in € m

	Portfolio				New lending commitments			
Total volume	67,832				23,295			
Public-sector loans	59,717				17,798			
of which: Germany		49,974				15,981		
of which: 0% risk weighting			32,298				10,246	
10% risk weighting			6,582				1,687	
20% risk weighting			11,094				4,048	
of which: international		9,743				1,817		
of which: 0% risk weighting			5,382				1,411	
10% risk weighting			0				0	
20% risk weighting			4,086				406	
100% risk weighting			275				0	
Mortgage loans	3,040				1,366			
Residential properties		1,932				559		
of which: Germany			1,931				559	
of which: loans with a LTV of <= 60%				1,782				534
loans with a LTV of >= 60%				149				25
of which: international			1				0	
of which: loans with a LTV of <= 60%				1				0
loans with a LTV of >= 60%				0				0
Commercial properties		1,108				807		
of which: Germany			811				716	
of which: loans with a LTV of <= 60%				601				618
loans with a LTV of >= 60%				210				98
of which: international			297				91	
of which: loans with a LTV of <= 60%				246				68
loans with a LTV of >= 60%				51				23
Other securities issued by other borrowers	5,075				4,131			

18% increase in balance sheet total

In the period under review the development of our balance sheet total was within the upper range of our planning. The balance sheet total rose by €10.8bn (€2.9bn) to €69.6bn and thus exceeded previous year's figure of €58.8bn by 18%.

Development of the balance sheet total in € bn



69.6
70
60
50
40
30
20
10
0
1.1
87 88 89 90 91 92 93 94 95 96 97 98 99 00 01

Development of important balance sheet items in € bn



70
60
50
40
30
20
10
0
36.8 36.1
24.3 16.5
3.0 2.3
59.0 49.7
69.6 58.8
Public-sector loans
Securities issued by other borrowers
Mortgage loans
Securitized liabilities
Balance sheet total
2001
2000

Earnings: Net interest and commission income at record level

Hypothekenbank in Essen AG was able to further improve its earnings performance in the period under review. At year-end 2001, net interest and commission income stood at €170.9m (€161.2m), a 6% increase compared to the previous year. This is the highest net interest and commission income in the history of our bank.

It has to be taken into account that commission payments in the lending business rose by 84.4% to €11.8m (€6.4m) and thus weighed on our net interest and commission income. This development was, inter alia, caused by the strong increase of our retail lending business. However, these non-recurring costs will be more than compensated by the future proceeds from these loans.

General operating expenses rose by €1.4m, i.e. 6.3%, to €23.6m (€22.2m). At €0.6m, other administrative expenses, including depreciation on tangible assets, accounted for approximately two fifths of this increase.

In view of the expected changes in the legal and business environment, the number of staff was already increased some years ago. Consequently, we were always in a position to cope with our numerous and diversified tasks in the period under review. At €0.8m, the increase in personnel expenses, i.e. wages, salaries and social security contributions, was thus quite moderate.

At 13.8% (13.8%), our cost income ratio, i.e. the ratio between general operating expenses and net interest and commission income, continued to be well below the sector average. This extremely low figure is an excellent proof of our lean and efficient organizational structure.

Our operating result before provision for possible loan losses, without the income from the disposal of our participating interests in Bankhaus Bauer AG

and *Erste* Europäische Pfandbrief- und Kommunalkreditbank in Luxemburg AG, rose by 5.3% to €151.1m compared to €143.5m in 2000.
Our risk provisioning measures continue to be based upon particularly high standards. All recognizable market risks and individual exposures have been adequately taken into account. Thus provision for possible loan losses relating to mortgage lending amounted to €16.6m (€15.3m). The balance of income and expenses from securities transactions mainly includes depreciation relating to capital market developments, as well as price gains and losses that were generated in the framework of our spread management. In total, our provision for possible loan losses stood at €47.9m (€45.0m).
Thus our operating result before tax came to €108.1m (€98.5m), i.e. a 9.7% increase compared to the previous year. This figure is another proof of our bank's focus on earnings: in 2001 our operating result grew at a faster pace than net interest income and also exceeded the growth rate of our general operating expenses.

Breakdown of the bank's results in a year-on-year comparison

	2001 in € m	2000 in € m	Change in %
Interest and other current income	3,175.1	2,839.1	11.8
- Interest paid	2,992.4	2,671.5	12.0
= Net interest income	182.7	167.6	9.0
- Net commission income	11.8	6.4	84.4
= Net interest and commission income	170.9	161.2	6.0
- Net *expenses from financial transactions*	0.1	0.0	—
- Personnel expenses	10.6	9.8	8.2
- Other administrative expenses	9.5	8.9	6.7
- Depreciation on tangible assets	3.4	3.5	- 2.9
= Partial operating result	147.3	139.0	6.0
+ Balance of other operating income/expenses	3.8	4.5	- 15.6
= Operating result before provision for possible loan losses	151.1	143.5	5.3
- Provision for possible loan losses	47.9	45.0	6.4
+ Income from the disposal of participating interests	4.9	0.0	—
= Operating result	108.1	98.5	9.7
- Taxes	35.8	31.8	12.6
= Net income for the year	72.3	66.7	8.4

Sources and use of earnings in € m


183
168
175
150
125
100
75
50
25
0
9
4
12
6
11
10
13
12
48
45
36
32
72
67
Net interest income
Other income/ expenses*
Commission expenses
Personnel expenses
Expenditures on materials
Provision for possible loan losses
Tax expenditures
Appropriation of profit
Sources of earnings
Use of earnings
2001
2000

* including the proceeds from the disposal of participating interests in 2001

Tax expenditures came to €35.8m (€31.8m). Thus the bank's net income after tax came to €72.3m in the year under review, an increase of €5.6m over the €66.7m of 2000. This represents the seventh increase in a row. Return on equity after tax was 13.5% (13.9%), calculated on the average amount of reported capital and reserves held throughout the year.

Due to the expansion of our new lending business, which developed according to our plans, and to our active spread management the capital commitment of our assets increased in the year under review. On the balance sheet date, our total capital ratio (tier II capital ratio) was 15.3% (17.9%), while our core capital ratio (tier I capital ratio) amounted to 7.7% (9.0%). Both figures are well above the statutory minimum level of 8% and 4% respectively. Thus they offer enough scope to carry out lending activities that are attractive with regard to margins and credit quality.

Development of Essen Hyp's net income for the year in € m


80
70
60
50
40
30
20
10
0
3.1
72.3
87
88
89
90
91
92
93
94
95
96
97
98
99
00
01

Appropriation of profit

At the Annual General Meeting we will propose the payment of an unaltered 18% dividend on the dividend-bearing capital of €201.3m (amount to be distributed: €36.2m), and the distribution of the remaining net income of €36.1m to our shareholders as a special dividend on the occasion of our bank's 15th anniversary that was celebrated on January 23rd, 2002.
Taking these measures into account, the bank's liable reported capital and reserves will amount to €1.1bn which corresponds to the previous year's level.

Report on affiliated companies

We have been notified that Commerzbank AG, Frankfurt am Main, continues to hold 51% of our equity capital, and thus a majority stake. Pursuant to Section 312 of the German Stock Corporation Act (*AktG*), the Board of Managing Directors has drawn up a report on the bank's relationship with affiliated companies for the period under review. This report ends with the following declaration: "According to the circumstances known to us at the date on which the company entered into transactions with affiliated companies, our bank received adequate consideration for every such transaction. The company neither undertook nor refrained from undertaking any measures on behalf of or at the instigation of affiliated companies."



Above: Norbert Boddenberg, Head of the Accounting and Taxes Department



Risk report

Risk monitoring systems

Hypothekenbank in Essen AG aims not only to protect its corporate value, but also to increase it within an existing risk limitation framework. This requires us to continuously develop our organization so that we can identify, quantify and qualify potential risks. This is the only way to ensure their transparency and manageability. The information which we receive from our comprehensive risk management system not only forms the basis for our strategic decisions but also enables us to recognize new opportunities. Whereas, on the one hand, the management of Hypothekenbank in Essen AG must ensure a responsible strategy that focuses on creating added value, it must also install effective control mechanisms.
The business activities of mortgage banks as specialized banks are subject to certain legal constraints set out in the German Mortgage Bank Act (*HBG*) and relative communiqués issued by the German Federal Banking Supervisory Authority (*BAKred*). Compliance with these regulations, as well as the obligation to meet the ever increasing requirements of market participants, necessitates the efficient handling of risks and are as such characteristic of a modern mortgage bank's image. Due to the far-reaching internationalization, market transparency and product diversity, business transactions have become ever more demanding and complex. In this context not only market, liquidity, credit and counterparty risks but also, to an increasing extent, operational risks, play a key role.

Harald Pohl, Member of the Board of Managing Directors, talking to Friedhelm Flick, Head of Settlements



Essen Hyp defines the term 'risk' as a possible loss resulting from unexpected changes, which might lead to adverse deviations from the bank's projected asset development and its financial and earnings performance. Appropriate forecast periods have been assumed for each type of risk.
Market risks hold the danger of losses resulting from adverse changes relating to prices or price-influencing parameters. In this context, interest rate risks are particularly important for Essen Hyp. Establishing the total of possible overnight losses constitutes the main aspect of our risk analysis. Currency risks are ruled out by specific hedging transactions.
Liquidity risks hold the danger that, in the case of illiquid markets, contractual payment obligations cannot be met in a timely manner or even at all, or that due to an insufficient market depth or market disturbances, deals either cannot be wound up, or if so only with losses.
Credit and counterparty risks consist of the partial or total default of a legally binding contractual commitment by one of the parties thereto.
Within the meaning of the Basel Consultation Paper, Essen Hyp defines operational risks as the danger of losses resulting from inadequacies or failures of internal processes, staff, technology or external processes. Legal risks resulting from the legal framework, legal actions and contracts are also included in our understanding of operational risks.

Risk management structure – Tasks and responsibilities. The risk management policies of Essen Hyp have been decided by the Board of Managing Directors within the framework of the targets set out by the Group.
The following table shows the allocation of the most important tasks relating to risk control and risk management to the responsible organizational units.

Management of market and liquidity risks

Management of interest rate, liquidity and currency risks	Treasury Department Corporate Management Department
Risk measurement and reporting, development of uniform methods and procedures	Controlling Department
Monitoring of the fair market value of concluded transactions and compliance with credit limits	'Market Conformity Checking' Department

Management of credit and counterparty risks

Public-sector borrowers and credit institutions governed by private law	Treasury Department
Retail customers (mortgage loans)	Property Financing Department Notifying and Credit Research Department
Credit quality research (public-sector lending)	Credit Research Division within the Notifying and Credit Research Department
Credit quality research (mortgage lending)	Property Financing Department Notifying and Credit Research Department
Monitoring of compliance with credit limits	'Market Conformity Checking' Department
Non-performing mortgage loans	Mortgage Lending Risk Management Department Legal Department
Proposals for an appropriate risk provision with regard to non-performing mortgage loans	Property Financing Department Mortgage Lending Risk Management Department Legal Department

Management of operational risks

Introduction of new products	'New products' Group
Legal risks	Legal Department; as necessary external lawyers
Modification of the legal framework	Project team comprising employees from the organizational units concerned
Human resources	Personnel Department
Structural and procedural organization	Organization Department together with the organizational unit(s) concerned
Data processing risks	EDP/IT Department
Equipment and infrastructure	Organization Department
Internal controlling	Internal Audit Department

Risk acceptance. The acceptance of risks is the responsibility of the departments dealing with customers and products. It is their task to identify, evaluate and actively manage risk positions as it is only the operational units that are in close proximity to the markets, and so in a position for the timely recognition of risks, which are then countered with suitable measures.

Risk monitoring

Market risks – Value at risk. The data required for risk measurement is taken from the gap report, which is updated by the Controlling Department on a daily basis and which indicates the mismatches per quarter. The risks deriving from fixed-interest surplus positions in the case of interest rate fluctuations, are measured and quantified on mark-to-market key figures. The arbitrage-free zero-coupon discount factors are calculated daily on a weighted base of the current public-sector *Pfandbrief* yields and swap rates. With the help of these discount factors, the accruing cash flows from interest and principal payments are discounted and summarized into a key figure.

As a next step the unchanged cash flows are discounted by new discount factors, calculated from a simulated market price change and a holding period of one business day. This simulation is executed by applying the historical yields of the past 255 trading days. The calculated 254 market scenarios form the basis for the respective revaluation of the current portfolio and the calculation of the differences between the individual market values. The sixth-highest loss calculated by this method is recorded as the upper limit for losses or value at risk (VaR), whereby the assumption for the VaR is a holding period of the positions of one business day and a loss probability (confidence level) of 97.5%. The VaR of the whole portfolio describes the bank's aggregate market risk.

The efficiency and practical relevance of this method are monitored with the help of back-testing procedures. The projected VaR is compared to the actual market value changes on a daily basis. Due to the application of the double standard deviation – and a resulting unilateral confidence level of 97.5% as a maximum risk potential – the discrepancies between the VaR calculated on the previous day and the actual change in value not only serve as a tool to monitor the applied system but are also taken into account in the calculation of future values at risk. During the year 2001 there were 13 cases of adverse changes in value compared to the VaR calculated on the previous day. In two cases the VaR was exceeded by less than 10% and in three cases by less than 15%. This was due to the fact that volatility on the financial markets continually increased in the course of the year. When assuming a confidence level of 99%, the VaR was exceeded in no more than three cases.

In order to limit losses exceeding the confidence level of 97.5%, another upper limit for losses is fixed, taking into account worst case scenarios. The potential for such losses is also calculated daily.

The Board of Managing Directors, in co-operation with the Loans Committee of the Supervisory Board, fixes limits for the VaR (confidence level of 97.5%), as well as for worst case scenarios (confidence level of up to 100%). These limits have to be complied with at all times.

At the beginning of the period under review the VaR limit was lowered by 21%, compared to the previous year's limit. The VaR utilization of the authorized limit came to 82.5% as of December 31st, 2001 and to 79.1% on an annual average. The utilization of the limit for worst case scenarios stood at 46.6% on the balance sheet day, while the annual average was 56.4%.

In this context, it has to be taken into account that the worst case scenario was redefined in 2001 by applying higher scenario values (the most extreme changes seen during the past 10 years were taken as a basis).

In addition to this, simulations of stress test scenarios are carried out in order to be in a position to better assess and limit possible losses arising from extreme market shifts, which are generally not appropriately represented by VaR models. Thus stress testing represents a suitable complement to the VaR analyses by means of historical simulation.

Apart from the calculation of the VaR and the possibilities for simulations based upon user-defined parameters, the underlying portfolio can be adjusted by simulating the impact of changed interest rate curves, as well as the effects of planned new lending operations close to the point in time.

For its VaR, market value and interest rate risk calculations, Essen Hyp uses the well-established ATLAS software (formerly INTAS Arena), as well as other evaluation tools developed within the bank.

Value at risk on a daily basis and as an annual average in percent of the authorized limit in 2001 in %



100
95
90
85
80
75
70
65
60
55
50
Jan.
Feb.
March
April
May
June
July
Aug.
Sep.
Oct.
Nov.
Dec.

'Traffic light system'. Pursuant to the requirements set out by the German Federal Banking Supervisory Authority (*BAKred*), valid since April 2001 and binding on all German mortgage banks, Essen Hyp not only calculates the VaR, but also, since the beginning of 2001, the potential market value loss of the whole portfolio in the case of a general interest rate increase of 1 basis point and 100 basis points from one business day to another. These calculations are executed for all maturities, taking into account certain predefined breakpoints (the so-called 'traffic light system'). This basis point value, calculated with the help of the key rate method, may, in the case of an interest rate increase of 100 basis points, not exceed a certain limit in proportion to the liable capital. This limit is fixed by the *BAKred* in accordance with Section 10 of the German Banking Act (*KWG*).
These figures calculated on a daily basis. In December 2001, for example, the average limit utilization within this 'traffic light system' came to 14.27% while it stood at 9.69% on the balance sheet date. We not only report this data to the rating agencies Moody's, Standard & Poor's and Fitch, but also publish it on our website in an aggregate form and on a regular basis in order to provide investors with an insight into the level of interest rate risk incurred by the bank.
However, the coefficient calculated with the help of this method does not indicate to what extent the liable capital is already exposed to other credit risks. Nonetheless, with a total capital ratio of 15.3% (percentage required by law: 8%) and a core capital ratio of 7.7% (percentage required by law: 4%) as of December 31st, 2001, Essen Hyp has 'free capital' at its disposal. In addition to the limitation of interest rate risks in accordance with the BAKred stipulations and by means of our VaR calculations, this free capital serves as a further 'risk buffer' within the bank's overall risk framework.

Internal reporting. The Board of Managing Directors and the Head of Treasury are provided with information on the development of the market value, the VaR level, the utilization of the different risk limits and the level of interest



Michael Tytlik, Head of the Controlling Department



rate risk calculated with the help of the 'traffic light system' on a daily basis. Furthermore, the Head of Treasury reports on the bank's short-term and long-term liquidity situation in the course of the weekly Board meetings.
On a monthly basis, the Board of Managing Directors receives a detailed report worked out by the Controlling Department, providing, inter alia, information on the transactions effected in the previous month and the development of the market value. Furthermore, this report contains an overview of the pending forward transactions, including options and repurchase agreements. In addition to this, the monthly report worked out by the Accounting and Taxes Department provides information on the development of the balance sheet and profit and loss account items. The monthly report submitted by the Settlements Department includes, amongst other things, information on the structure of the bank's loan portfolios.

Credit and counterparty risks

Public-sector loans and securities issued by other borrowers. With a percentage of 88.6% of the balance sheet total, public-sector loans and loans to credit institutions governed by private law constitute the core business of Essen Hyp in accordance with the bank's overall business strategy. As of December 31st, 2001, the volume of this portfolio came to €61.5bn, including pro-rata interest of €1.6bn.
The breakdown of our loan portfolio which is held in trust by a trustee in order to serve as cover for our public-sector *Pfandbriefe*, can be seen on our website. This site is updated monthly and provides investors with information on the structure and quality of our cover pool, while complying with banking secrecy provisions.
The high quality of our public-sector cover assets, amounting to €54.1bn as of December 31st, 2001, is reflected on the one hand by the low average risk weighting pursuant to the BIS standards and, on the other hand, by the external ratings of the leading international rating agencies. Taking into account the BIS standards, 68.0% of these assets are classified at a risk weighting of 0%, 11.5% at 10% and 20.5% at 20%. An analysis of the loan portfolio based upon rating considerations reveals that 50.6% of the assets have been awarded a triple A, 30.9% a double A and 3.8% a single A. Those assets which were

Ratings of our cover assets
as of 31.12.2001

Standard & Poor's / Moody's / Fitch	in € m	in %
AAA / Aaa / AAA	27,330	50.6
AA+ / Aa1 / AA+	7,573	14.0
AA / Aa2 / AA	6,074	11.2
AA- / Aa3 / AA-	3,068	5.7
A / A2 / A	1,035	1.9
A+ / A1 / A+	1,011	1.9
not rated	7,967	14.7
Total	54,058	100.0

Karin Stegman (middle), Head of the Notifying and Credit Research Department



not rated by an external rating agency, i.e. 14.7% of the total loan volume, include loans to German public-sector bodies (52.9%) and public-sector banks (46.9%), whose excellent credit quality was confirmed by our internal credit quality analysis.

As a basic principle, an investment grade rating is the prerequisite for the granting of loans to credit institutions governed by private law, as well as to foreign public-sector bodies. Our non-cover transactions (excluding derivatives) with these counterparties amounted to €5.1bn as of December 31st, 2001. While 32.5% of these counterparties were rated double A, 50.0% were rated single A and 9.6% triple B. Loans totaling €0.4bn received an external rating below triple B or were not rated by an external rating agency. The breakdown of our non-cover assets under different criteria is published in detail on our website. These figures are updated periodically.

Country risks. In order to co-ordinate all questions concerning country risks and to implement appropriate measures, Essen Hyp makes use of the Commerzbank Group's know-how. Risk limits are fixed on the basis of internal and external credit quality assessments and in close co-operation with our supervisory bodies, also taking into account the total credit exposure of the Commerzbank Group.

The bank granted loans totaling €1.1bn in the form of securities that are listed on European stock markets to certain Central and Eastern European reform countries. These securities have an average maturity of seven and a maximum maturity of nine years. Essen Hyp did not place any investments in emerging market countries.

Derivatives. Essen Hyp reduces the counterparty risk by applying bilateral outline agreements with netting arrangements. Again, as far as these agreements are concerned, uniform contractual regulations are in place within the Group. The structure of our derivative portfolio, broken down by counterparty rating, can be taken from the following table (cf. also p. 70 of the Notes on the Bank's Annual Accounts).

Counterparty ratings

in € m/remaining time to maturity

Rating	< 1 year	1 – 5 years	> 5 years	Total
Triple A	329	619	1,385	2,333
Double A	3,816	27,219	20,789	51,824
Single A	5,014	24,291	29,461	58,766
Not rated	507	8,639	12,860	22,006
Total	9,666	60,768	64,495	134,929

To a certain extent, the portions of our non-rated counterparties relate to German subsidiaries of foreign credit institutions with a good rating. In the table below we have notionally attributed the ratings of these foreign credit institutions to the portions of the respective counterparties as an 'implicit rating'.

Implicit counterparty ratings

in € m/remaining time to maturity

Rating	< 1 year	1 – 5 years	> 5 years	Total
Double A	369	4,235	8,694	13,298
Single A	0	1,775	2,053	3,828
Total	369	6,010	10,747	17,126

No derivatives for a collateralization at market values. In the framework of the 4th Financial Market Promotion Act (*Finanzmarktförderungsgesetz*) and the related amendments to the German Mortgage Bank Act (*HBG*), it is planned to permit the inclusion of derivatives in the cover pool. The reason for this is that a match between the nominal value of the cover assets and the nominal value of the outstanding *Pfandbriefe*, as is currently required by law, does not take into account changes in value resulting from interest rate fluctuations. It is intended to eliminate these interest rate risks by stipulating that a match between the market value of the cover assets and the market value of the *Pfandbriefe* outstanding is a prerequisite for issuing *Pfandbriefe*.

However, Hypothekenbank in Essen AG currently has no reason to include interest rate derivatives in its cover pool. The market value of our cover assets has always exceeded the market value of our public-sector *Pfandbriefe* outstanding. The relevant reports are made available to the rating agencies on a quarterly basis. In addition to this, market values and market value changes are published on our website.

Risks relating to mortgage lending

The assessment of credit risks relating to mortgage lending is the responsibility of the Property Financing Department, which is assisted by a special working group on risk management, and our subsidiary, the Essen Hyp Immobilien GmbH.

The responsibilities and competencies with regard to the granting of loans are clearly and unambiguously defined in an organizational manual, which is available to our staff in electronic form. As far as retail lending is concerned, the bank makes use of an appropriate customer and property scoring system, which is also applied when co-operating within the Group. With regard to loans that are not classified as retail loans, Essen Hyp not only attaches particular importance to the borrower's credit standing but, above all, to the valuation of the property concerned. Based upon this valuation, which is carried out by our own certified valuers, the lending value – and thus the amount of the loan – is determined. The sustainable income from a charged

Below: Hans-Jürgen Kröncke, Executive Vice President

Right: Udo Ehrke (middle) and Hans-Jürgen Rheinberg (right), Directors of the Essen Hyp Immobilien GmbH





property must at all times exceed the interest and principal payments due to our bank. For the timely recognition of credit risks, we established an early warning system which enables us to plot recognizable and latent risks in a more efficient way, taking into account potential risk factors, such as interrupted performance, an adverse development of the sector, risks of rent losses or an adverse market-induced impact on the quality of the property location. The Loans Committee of the Supervisory Board is informed about the progress of non-performing loans exceeding a certain amount prior to each of its periodical Committee meetings.

Provision for possible loan losses

Through the creation of individual and, in the case of latent credit risks, overall value adjustments, the recognizable risks of the lending business are adequately taken into account. Until now there has been no need for individual value adjustments or provisions in respect of our lending business with public-sector bodies or entities governed by public law. Based upon thorough analyses, the operational units continually make assessments of any necessary precautions in order to ensure the quality of the bank's planning.

Liquidity risks

The bank's liquidity management is the responsibility of the money dealing unit within our Treasury Department. It is based upon the daily listing of all payment flows. In order to be in a position to evaluate the liquidity situation, it is important that the assets relating to public-sector loans are extremely liquid and can consequently be sold at short notice, if required, in order to generate liquidity. The bank calculates its liquidity risk by determining the ratio between the volume of mismatches taken from a capital outflow account and the existing short-term funding limits, plus liquidity reserves. Our liquidity positions are additionally managed pursuant to the *Grundsatz II* requirements relating to the adequacy of a credit institution's liquidity provision. Our bank's liquidity ratio calculated according to this *Grundsatz* was 1.38 at the end of the year (required ratio: 1.0).

Operational risks

Apart from the 'classical' counterparty and market risks, operational risks are becoming ever more important in the banking business. This aspect is also stressed in the Consultation Paper adopted by the Basel Committee on Banking Supervision in January 2001 (Basel II), which stipulates that operational risks will have to be backed by equity capital in the future. In 2001 we established the organizational framework for the management and controlling of operational risks, and have thus already anticipated the requirements expected to be laid down by Basel II. As a first step, the risks that are relevant to Essen Hyp were categorized according to their causes. At the same time, the tasks and responsibilities relating to the risk management process were laid down in an organizational manual that is available to all employees. In the third quarter of 2001 we then introduced, for the entire bank, a structured self assessment system in order to identify and assess operational risks. All departments and divisions were analyzed on the basis of this self assessment. This qualitative risk analysis not only aims at ensuring the early recognition of potential risks, but also at improving our procedural organization. In January 2002 we started to systematically record all operational risk losses within the framework of a Group project. This data will be analyzed and incorporated in a loss event database for the entire Group. We are convinced that Essen Hyp's system for the management and controlling of operational risks will, as far as we can see today, meet the requirements set out in the standardized approach under Basel II. Thanks to our internal records and the Group's loss event database, Essen Hyp will have comprehensive data on operational risks at its disposal by the time Basel II comes into effect.

However, even before the introduction of these self assessments, Essen Hyp was concerned about the issue of operational risks. In order to detect possible weak points, we have, for several years, been analyzing the 'classical' operational risks relating to the bank's structural and procedural organization, EDP, internal and external electronic communication (intranet, internet, e-mail), availability of qualified staff, adequate equipment and legal matters. With regard to selected specific issues, we have sought external advice from consultants and other specialists. We have, for instance, tasked a consulting agency to analyze our EDP equipment and software, plus our structural and procedural organization, in order to gauge whether they meet future requirements. In this context it was necessary to anticipate internal and external requirements for the next five years. This analysis arrived at the conclusion that the bank's existing systems are future-orientated and targeted to coming requirements.

Our central computer systems and training schemes are two further examples to illustrate the preventive measures that have been taken in order to eliminate operational risks. To rule out emergency situations, the bank has two separate central computer systems located in different parts of Essen, one of which serves as a back-up system, should the working system fail. Thus a trouble-free 24-hour data flow is ensured. Moreover, we launched a qualification program for our employees in the operational units and in the back office in 2001 by organizing certified seminars on job-specific as well as general issues. This aims, as far as possible, to prevent errors in processing that result from a lack of expertise.

Legal risks

Essen Hyp's Legal Department acts as an internal service provider for all legal matters. This includes providing general and specific legal advice on contracts, outline agreements and agreements that are not standard constructions. By integrating the Legal Department from the beginning, limitations of our scope of activity resulting from existing legal frameworks can be quickly recognized, and, at the same time, we can equally make use of the whole range of legally permissible options in an innovative way. Our Legal Department is also involved in the processing of non-performing loans. If required, we additionally seek external legal advice.

The Legal Department regularly provides the Board of Managing Directors with information on the latest legal developments and the risks resulting from them.

Internal auditing

Internal auditing forms an important part of our internal monitoring system. The Internal Audit Department, which functions independently of all working procedures, has been tasked by the Board of Managing Directors with controlling the existing structures and procedures in terms of the early recognition of potential risks. The main focus is put on examining and evaluating the quality of the safety measures and the prescribed internal controls integrated in the working procedures. Feedback about the structuring and suitability of the bank's risk management system is provided to the Board of Managing Directors and to the individual departments and sections. Material findings by the Internal Audit Department are reported to the Supervisory Board.

The Internal Audit Department acts according to a long-term inspection plan, which is continually improved. This plan also forms the basis for an annual inspection scheme agreed by the Board of Managing Directors. The inspections stipulated in this scheme cover all parts of the bank. Checks on correct working procedures and systems are carried out at fixed time intervals. As far as specific risks and legal requirements (provisions relating to the German Money Laundering Act) are concerned, inspections are carried out at least once per year. The inspection intervals are fixed in the long-term inspection scheme. This also ensures that each of the bank's working procedures is, as a matter of principle, inspected once every three years. In terms of a risk-orientated inspection, the audit mainly focuses on the bank's structural and procedural organization, risk management and controlling mechanisms and the internal monitoring system for all working procedures within Essen Hyp.

The early recognition and limitation of all currently measurable and qualifiable operational risks constitute the main tasks of the Internal Audit Department.

Jochem Wihler (middle), Head of the Internal Audit Department



Our EDP Audit, which is integrated in the Internal Audit Department, is primarily charged with all issues relating to data processing, such as the maintenance of the safety and consistency of our electronic files by controlling the granting of licenses to access the system and by limiting the number of users.

The findings of each inspection are recorded in an audit report. These reports are made available to the relevant departments, the Board of Managing Directors and the external auditors.

Future prospects

Due to regulatory as well as Group-internal requirements, the importance of risk management is set to further increase. Consequently, issues relating to risk management will become more and more relevant for the bank's strategic considerations. In this context Essen Hyp will utilize considerable human and technological resources in order to refine its risk management instruments. The enhancement of our risk management system, to be implemented in the years to come, will mainly focus on assigning to the existing recognizable and potential risks an appropriate, e.g. comprehensible, capital allocation pursuant to the recommendations of the Basel Committee on Banking Supervision.

Staff report:
Comprehensive training scheme launched

The overall environment in which banks do their business is more than ever before characterized by the globalization of the markets and a digitalization of the working procedures. Against this background, working with Hypothekenbank in Essen AG means acting in an interesting and modern working environment, not least due to the bank's international focus. The wide range of tasks and activities is, as a rule, not limited to a given framework of departments and divisions. This is why we make particularly high demands on the qualification and motivation of our employees. In order to be able to meet these expectations, every single employee has to prove his high personal commitment, combined with strong interest in the business activities of a mortgage bank in general and the developments on the capital and property markets in particular.

We are aware of the fact that our employees can only cope with the fundamental changes in their working environment if they have a high level of training. This is why we encourage them to participate in training schemes and to continuously increase their qualification.

In the year under review, 50 employees took part in distance-learning courses that were offered by the Bankakademie Frankfurt. The main focus of these courses, which are specially designed for bank employees, was on property financing and securities operations. In addition to this, all full-time employees of our Settlements Department successfully passed the so-called 'Certificate in Securities Operations', a certified study program for back office employees organized by the European Financial Services Education Group (EFISEG). Furthermore, we launched our internal 'Essen Hyp University' program in 2001. This series of bi-weekly lectures aims at promoting the transfer of knowledge and multidisciplinary thinking and action. The most important

Trainees of Hypothekenbank in Essen AG in the bank's computer seminar room and during their lunch break







Qualification and Training

Interview with Marita Kraft-Hillebrand, Vice President and Head of the Personnel Department, on the bank's comprehensive training program



What are the particular characteristics of the training program that Hypothekenbank in Essen AG offers to its employees?
In the past we made frequent use of external training programs and seminars in order to improve the qualification of our employees. However, we realized that, in many cases, only a small portion of the huge amount of information provided in the framework of these programs is actually relevant to our bank's business activities. This is why we have decided to focus on in-house seminars that are either tailored to a homogenous group of employees and their specific job requirements or address our executive staff in general and cover multidisciplinary issues. These seminars are held by experts from international training academies, from university or from within our own institution. The quality of our training program will be certified by means of an internationally acknowledged certificate.

Could you please give an example?
The series of lectures within our 'Essen Hyp University' program deals with issues that are particularly important for our bank, such as risk controlling, corporate management, property financing or international accounting. There will be a total of 24 lectures, held every two weeks. These lectures are designed for and attended by our executive staff, junior executives and skilled employees, i.e. 50% of our total number of staff. A characteristic of this training program is that the Ruhr Graduate School, an academy for further education within the University of Essen, analyzes and certifies the academic relevance of each lecture. At the same time, this academy provides us with university lecturers. The employees who attend these lectures will be awarded a certificate issued by the University of Essen.

Why does Essen Hyp make such efforts to promote the further training of its employees?
Our comprehensive offer basically has three objectives: the transfer of knowledge, multidisciplinary thinking and action and the development of personal skills. By organizing this training program, we wish to promote corporate thinking, expertise that goes beyond one particular workplace, and the personal skills of our employees. The key question with regard to a certain task will no longer be: "Who is responsible for this?" but rather: "Who can do it in the best, quickest and most efficient way?"






Does this also include language training?
Yes, definitely. For an internationally operating bank, it is essential that an employee answering the phone is able to 'do his job' in English. This is why more than 90 of our employees, i.e. nearly 70% of our total number of staff, have been attending on-the-job conversation courses for years. We have recruited a native speaker of English who basically 'visits' his customers, i.e. our employees, at their workplaces and trains their language skills by dealing with job-related issues and questions. Since August 2001 we have also been offering French classes, albeit to a much more limited number of staff.

Can you say something about the acceptance of these measures by your employees?
I can only look at this question by pointing to the 'half life period' of our knowledge. Of course, all these training measures are optional offers to our employees, which they can accept or refuse. However, the great willingness to accept these offers – the high number of participants is a clear sign of this – and the predominantly very good final results show that our employees agree with the aim of these measures, i.e. to ensure their own – and therefore our bank's – future competitiveness. The employees' investment in this respect is their spare time, as the majority of these training measures take place after regular working hours or during the week-ends, without any compensation through time off.

Age	Male	Female	Total
> 55	7 (5.0%)	2 (1.4%)	9
51-55	5 (3.5%)	3 (2.1%)	8
46-50	7 (5.0%)	4 (2.8%)	11
41-45	8 (5.7%)	6 (4.3%)	14
36-40	21 (14.9%)	13 (9.2%)	34
31-35	16 (11.3%)	19 (13.5%)	35
25-30	9 (6.4%)	11 (7.8%)	20
< 25	4 (2.8%)	6 (4.3%)	10
	77 (54.6%) Male	64 (45.4%) Female	Total: 141

Age pyramid

objective is to improve the skills and expertise of our employees, given that corporate thinking, the promotion of knowledge, multidisciplinary expertise and, of course, the personal strengths of every single employee are the key to our bank's future success. Within the framework of our 'Essen Hyp University' program four lectures are dedicated to each of the following tasks: Corporate Management, Treasury, Accounting and Taxes, Property Financing, Controlling and 'Rules & Regulations' – an issue that is subject to permanent change. This series of lectures will be certified as an 'academic training program for skilled employees and executive staff' by the Ruhr Graduate School, an academy for further education within the University of Essen.

The importance of looking beyond one's individual workplace and of broadening one's horizon is reflected by the Group project 'training on the job', under which employees are placed in the Commerzbank AG or in other affiliated companies for a limited period of time.

We believe that the training of young people not only constitutes a social obligation for our bank, but that it is also an important factor in ensuring future success. This is why we have in place training schemes for all important activities carried out by our bank, enabling the young people to become bank clerks, office clerks, clerks for office communication and clerks in property management or data processing.

In 2001 new staff were mainly recruited for our European mortgage lending business, which is to be expanded in the framework of our business strategy. At year-end 2001, the number of staff employed with Hypothekenbank in Essen AG stood at 134 (132). This figure includes seven part-time employees, weighted according to their hours worked, and six trainees. Without this weighting, the number of staff comes to 141.

In the past year our employees had to fulfil a wide range of tasks and thus made a substantial contribution to the success of Hypothekenbank in Essen AG. This would not have been manageable without their huge personal commitment and enthusiasm in realizing our bank's objectives. Therefore, we would like to extend our thanks to all employees for the dedication they have shown in the year 2001.

Furthermore, we would like to extend our thanks to the employees in the Commerzbank branches who assisted us in the framework of our system for the direct commitment of loans.

In the year under review, we had a constant dialogue with our employees' representatives, covering all organizational questions and personnel matters. We have always arrived at solutions which were acceptable to all parties. We would therefore like to extend our thanks to the Staff Council for its responsible and constructive co-operation, which we highly appreciate.

Annual Accounts 2001

Application of statutory accounting rules

The annual accounts and financial statement have been compiled in accordance with the relevant provisions of the German Commercial Code (*HGB*), the German Stock Corporation Act (*AktG*) and the German Mortgage Bank Act (*HBG*), as well as in accordance with the regulations for the presentation of the annual accounts of German banks (*RechKredV*). As a matter of principle, all details required by law that relate to individual items in the balance sheet and in the profit and loss account are explained in the Notes on the Bank's Annual Accounts.





Balance sheet of Hypothekenbank in Essen AG as of December 31st, 2001

Assets

	€	€	€	€	last year in € 1,000
Cash reserve					
a) cash on hand			7,789.62		2
b) balances with central banks			199,687,792.35	199,695,581.97	119,057
of which: with Deutsche Bundesbank		199,687,792.35			(119,057)
Claims on banks					
a) mortgage loans			2,092,895.50		2,096
b) public-sector loans			12,771,086,991.47		12,127,816
c) other claims			2,689,131,892.69	15,462,311,779.66	2,384,405
of which: payable on demand		257,480,743.41			(319,335)
against lending on securities		0.00			(0)
Claims on customers					
a) mortgage loans			3,000,477,287.72		2,269,109
b) public-sector loans			24,070,347,419.82		23,969,397
c) other claims			13,572,823.74	27,084,397,531.28	30,940
of which: against lending on securities		0.00			(0)
Bonds and other fixed income securities					
a) bonds and notes					
aa) issued by public-sector borrowers		12,035,757,271.35			5,619,086
of which: eligible as collateral for					
Deutsche Bundesbank advances	7,308,400,105.98				(2,710,698)
ab) issued by other borrowers		12,313,648,909.40	24,349,406,180.75		10,873,973
of which: eligible as collateral for					
Deutsche Bundesbank advances	7,802,027,798.06				(6,663,842)
b) bonds and notes issued by					
Hypothekenbank in Essen AG			722,776,937.49	25,072,183,118.24	21,206
nominal amount		692,849,739.88			(21,740)
Shares and other variable-yield securities				729,990,089.20	256,795
Participating interests and trade investments				519,473.55	10,210
of which: in banks		0.00			(10,200)
Holdings in affiliated companies				1,116,000.00	6,749
of which: in banks		0.00			(5,726)
Recovery claims on Federal and *Laender* authorities under post-war currency reform acts, including bonds in exchange for these				38,205,002.85	335,462
Tangible assets				28,383,035.14	34,373
Other assets				231,464,093.89	162,240
Deferred items					
a) from issuing and lending business			539,872,269.56		529,175
b) other			164,995,459.78	704,867,729.34	19,037
Total Assets				69,553,133,435.12	58,771,128

Liabilities and Shareholders' Equity

	€	€	€	last year in € 1,000
Liabilities to banks				
a) registered mortgage *Pfandbriefe* issued		68,370,043.44		71,596
b) registered public-sector *Pfandbriefe* issued		364,645,573.54		336,890
c) other liabilities		6,076,928,516.69	6,509,944,133.67	5,166,670
of which: payable on demand	85,506,762.95			(62,815)
Liabilities to customers				
a) registered mortgage *Pfandbriefe* issued		617,627,542.38		449,324
b) registered public-sector *Pfandbriefe* issued		1,535,364,368.92		1,640,128
c) other liabilities		363,374,191.35	2,516,366,102.65	123,921
of which: payable on demand	6,551,690.50			(5,323)
registered public-sector *Pfandbriefe* given to lenders as security for loans taken up	20,451,675.28			(20,963)
Securitized liabilities				
a) bonds and notes issued				
aa) mortgage *Pfandbriefe*		619,496,843.10		751,135
ab) public-sector *Pfandbriefe*		52,619,144,032.22		45,038,020
ac) other bonds and notes		5,741,557,738.09	58,980,198,613.41	3,879,074
of which: money market paper	4,883,694,635.78			(3,115,478)
Other liabilities			124,309,212.24	24,310
Deferred items				
a) from issuing and lending business		120,940,705.32		139,095
b) other		89,345,900.95	210,286,606.27	84,897
Provisions				
a) pensions and similar commitments		1,217,317.97		848
b) tax provisions		2,887,000.00		5,781
c) other provisions		4,648,000.00	8,752,317.97	6,015
Subordinated liabilities			298,494,800.16	244,018
Profit-sharing certificates			278,640,963.20	255,367
of which: due within the next 2 years	0.00			(0)
Capital and reserves				
a) subscribed capital		201,300,000.00		175,718
b) capital reserve		307,574,000.00		205,248
c) revenue reserves				
ca) other revenue reserves		44,993,685.55		44,994
d) distributable profit		72,273,000.00	626,140,685.55	128,079
Total Liabilities and Shareholders' Equity			**69,553,133,435.12**	**58,771,128**
Contingent liabilities				
liabilities from guarantees and indemnity agreements			105,394.86	118
Other commitments				
irrevocable lending commitments			824,595,362.16	822,983

Profit and loss account of Hypothekenbank in Essen AG for the period from January 1st to December 31st, 2001

	€	€	€	€	last year in € 1,000
Interest income from					
a) lending and money market transactions		1,917,172,430.46			
b) fixed income securities					
and government-inscribed debt		1,229,233,530.42	3,146,405,960.88		2,826,291
Interest paid			- 2,992,390,929.69	154,015,031.19	- 2,671,483
Current income from					
a) shares and other variable-yield securities			28,471,081.60		11,802
b) participating interests and trade investments			0.00		2
c) holdings in affiliated companies			175,300.07	28,646,381.67	1,005
Commission received			126,490.60		140
Commission paid			- 11,913,829.91	- 11,787,339.31	- 6,565
Net expenses from financial transactions				- 61,718.85	0
Other operating income				12,398,710.57	7,287
General operating expenses					
a) personnel expenses					
aa) wages and salaries		- 8,765,106.91			- 8,301
ab) compulsory social security contributions,					
expenses for pensions					
and other employee benefits		- 1,827,401.68	- 10,592,508.59		- 1,445
of which: for pensions	*- 647,785.42*				*(- 321)*
b) other administrative expenses			- 9,506,711.89	- 20,099,220.48	- 8,882
Depreciation on and value adjustments					
to intangible and tangible assets				- 3,443,452.12	- 3,537
Other operating expenses				- 8,519,651.69	- 2,798
Write-downs of, and value adjustments					
to claims and certain securities,					
as well as additions to the provision					
for possible loan losses				- 47,955,148.20	- 45,214
Income from write-ups to participating interests					
and trade investments, holdings in affiliated					
companies and securities treated as assets				4,879,077.44	244
Result arising from ordinary business activity				108,072,670.22	98,546
Taxes on income			- 35,650,590.78		- 31,682
Other taxes, unless already shown					
under 'Other operating expenses'			- 149,079.44	- 35,799,670.22	- 140
Net income for the year				72,273,000.00	66,724

Accounting and valuation methods

All assets appear at their nominal value pursuant to Section 340e (2) of the German Commercial Code (*HGB*). The difference between the amount actually paid out and the nominal value is shown under 'Deferred items'.

All recognizable individual risks in the lending business have been covered by the creation of individual value adjustments and provisions. For latent credit risks in the mortgage business, overall value adjustments were made to the extent permitted under tax legislation. As a provision for special risks inherent in banking activities, reserves pursuant to Section 340f of the German Commercial Code are held.

If assigned to the reserves held for liquidity purposes, bonds and other fixed income securities have been valued according to the lower-of-cost-or-market principle (Section 253 (3) of the German Commercial Code, together with Section 280 of the German Commercial Code). The fixed income securities assigned to fixed assets and investments have been valued at the adjusted purchase price. Premiums and discounts were spread over the securities' lives to maturity on the basis of yield considerations and were netted in the net interest income. Moreover, all securities, including derivatives which serve to hedge interest rate or currency risks, have been grouped into valuation units.

The fund units included in the item 'Shares and other variable-yield securities' have been completely allocated to the liquidity reserves and have been valued according to the lower-of-cost-or-market principle. The write-ups required under the regulation of making up value (Section 280 of the German Commercial Code) have also been made in this balance sheet item.

Participating interests and trade investments, as well as holdings in affiliated companies, have been included on the asset side of the balance sheet at their purchase price.

In accordance with their normal operating life, tangible assets are shown at their purchase price or manufacturing cost, less regular depreciation, or less the higher depreciation that is permissible under tax legislation. In addition to regular depreciation we have also made use of the simplification under Section 6 (2) of the German Income Tax Act (*EStG*) for writing off minor-value assets.

All liabilities are shown on the liabilities side of the balance sheet at the respective amounts to be repaid. The difference between the nominal value and the issue price of liabilities is shown under 'Deferred items'. Zero-coupons are capitalized at cost price plus pro-rata interest, according to their issuance yields.

For contingent liabilities, provisions have been created to cover the expected amount.

Provisions for pension commitments have been calculated by applying 'Table 98' (Heubeck), their partial value having been determined according to the principles of actuarial science at a basic interest rate of 6%.

Pursuant to Section 340h (1) of the German Commercial Code, all balance sheet items denominated in foreign currencies have been converted at the euro foreign exchange reference rates of the European System of Central Banks (ESCB) on the balance sheet date. All foreign currency items have been hedged by currency swaps. Income and expenses deriving from the valuation of these items offset each other.
Derivative transactions that aim to hedge interest rate, market and currency risks are not subject to a separate valuation. As they are so-called open contracts, they are not shown in the balance sheet.
When reporting the provision for possible loan losses, we have made use of the option to cross-compensate income and expenses pursuant to Section 340 (3) of the German Commercial Code.

Maturity pattern

The claims and liabilities shown below are classified according to their remaining time to maturity or periods of notice.

Breakdown by remaining time to maturity in € m

	Payable on demand	Up to 3 months	More than 3 months, up to 1 year	More than 1 year, up to 5 years	5 years and more
Claims on banks	257.5	2,392.8	205.2	5,030.5	7,576.3
Claims on customers	150.7	1,223.3	828.1	8,478.5	16,403.8
Liabilities to banks	85.5	5,698.4	24.6	452.6	248.8
Liabilities to customers	6.6	132.1	83.9	1,394.3	899.5

	With indeterminate maturity
Claims on customers	0

	Due in 2002
Bonds and other fixed income securities	5,992.7
Issued securities	19,079.5

Claims on/liabilities to affiliated companies/participating interests in € m

	Total	Of which: on/to affiliated companies	Of which: on/to companies in which participating interests are held
Claims on			
- banks	15,462.3	395.6	—
- customers	27,084.4	18.7	—
Bonds and other fixed income securities	25,072.2	122.3	—
Liabilities to			
- banks	6,509.9	1,512.6	—
- customers	2,516.4	—	0.8
Securitized liabilities	58,980.2	—	—
Subordinated liabilities	298.5	—	—

Negotiable securities in € 1,000

	Total	Negotiable on a stock exchange	Listed on a stock exchange	Not listed on a stock exchange
Bonds and other fixed income securities	25,072,183.1	25,072,183.1	25,068,207.0	3,976.1
Nominal value	25,417,692.6	25,417,692.6	25,413,849.1	3,843.5
Shares and other variable-yield securities	729,990.1	—	—	—
Fund units	9,700,497	—	—	—
Participating interests and trade investments	519.5	—	—	—
Nominal value	552.7	—	—	—
Holdings in affiliated companies	1,116.0	—	—	—
Nominal value	104.0	—	—	—

Participating interests and trade investments in € 1,000

Carried forward on January 1st, 2001	10,209.9
Additions	511.3
Disposals	10,201.7
Value as of December 31st, 2001	519.5

The additions mainly relate to our participating interest in the TIGNATO Beteiligungsgesellschaft mbH & Co. KölnTurm MediaPark KG.
The disposals relate to the disposal of our participating interest in *Erste* Europäische Pfandbrief- und Kommunalkreditbank Aktiengesellschaft in Luxemburg, Luxembourg.

Holdings in affiliated companies in € 1,000

	Share of capital held	Subscribed capital	Equity capital	Net income for 2001
REGINA Finanz- und Versicherungsvermittlung GmbH, Essen	100%	52	571.9	40.7
Essen Hyp Immobilien Gmbh, Essen	100%	52	675.8	3.9

Our holding in Bankhaus Bauer AG, Stuttgart, was sold in the financial year 2001.

Repurchase agreements

As of the balance sheet date, securities totaling €537,871,000 were sold under agreements to repurchase.

Assets transferred as security

Fixed income securities were pledged to a nominal amount of €185m.

Other assets

This item mainly comprises five commercial properties taken over to prevent losses from being incurred, as well as claims for tax refunds (corporate and trade tax).

Changes in the book value of fixed assets in € 1,000

	Participating interests and trade investments	Holdings in affiliated companies	Tangible assets	Bonds and notes
Purchase price/production cost carried forward on January 1st, 2001	10,209.9	6,748.7	59,611.8	8,625,958.1
Additions in 2001	511.3	93.4	872.0	7,455,204.4
Disposals in 2001	10,201.7	5,726.1	5,937.0	5,085,592.2
Total write-offs	—	—	26,163.8	62,299.4
Net book value as of December 31st, 2001	519.5	1,116.0	28,383.0	10,933,270.9
Net book value as of December 31st, 2000	10,209.9	6,748.7	34,372.9	8,600,564.2
Write-offs in 2001	—	—	3,443.5	60,040.0

Minor-value assets are included under 'Additions' in the year under review and were written off completely. These write-offs were subsumed under disposals in the respective financial year. Tangible assets comprise the land and buildings, which are used by the bank as business premises, amounting to €26.0m. The book value of the bank's furniture and equipment is €2.4m.

Depreciation for tax reasons

Pursuant to Section 7 (5) of the German Income Tax Act (*EStG*), the declining-balance method has been applied to depreciate our properties in Essen, Gildehofstrasse 1 and Gildehofstrasse 2. The amount written off came to €2.1m.

Other liabilities to banks

This item comprises inter alia open-market transactions totaling €1.9bn. The volume of securities deposited with the Deutsche Bundesbank was €2.9bn. Furthermore, term money borrowings, raised loans and pro-rata interest, as well as interest due on swap transactions, have also been included in this item.

Other liabilities

This item mainly comprises the first purchase price installment for the disposal of our property MediaPark, Cologne, entered into our books as an initial installment, as well as pro-rata interest and interest due on subordinated liabilities and on profit-sharing certificates outstanding.

Subordinated liabilities

In case of the bankruptcy or liquidation of the bank, subordinated liabilities are not considered for repayment until all creditors of non-subordinated claims have been satisfied. Early repayment is ruled out. The interest and discount expenditure for all subordinated loans was €19.0m.
The individual subordinated loans do not exceed the 10% limit of the total item.

Profit-sharing certificates

By December 31st, 2001, €46.1m of the new profit-sharing certificates totaling €200m, authorized on March 22nd, 2000, had been placed. The remaining authorized profit-sharing certificates thus amount to €153.9m.

Subscribed capital/authorized capital

The Annual General Meeting of March 22nd, 2000 authorized the Board of Managing Directors to increase, with the approval of the Supervisory Board, the share capital of the bank by a maximum nominal amount of €50m through the issue of new shares against cash in either one or several tranches by March 21st, 2005. The Board of Managing Directors made use of this authorization in 2001, with the approval of the Supervisory Board, and increased the share capital by issuing new shares totaling €25,582,000 at a premium of €102,326,000.
As a result, the bank's subscribed capital now stands at €201.3m, while the remaining amount of authorized capital is €24.4m.

Number and denomination of the bank's shares

The bank's subscribed capital of €201.3m is divided up into 201,300,000 registered shares of €1 each. The capital is fully paid up.

Capital reserve in € m

The bank's capital reserve has changed as follows:	
Carried forward on January 1st, 2001	205.2
Allocations in 2001	102.4
As of December 31st, 2001	307.6

The allocations to the capital reserve relate to the increase in share capital effected in March 2001.

Revenue reserves

Revenue reserves remained at the previous year's level and total €45.0m.

Other commitments in € m

Irrevocable lending commitments amount to:	
Mortgage loans	783.7
Public-sector loans	40.9
Total	824.6

Net expenses from financial transactions

This item relates to the change in value of a foreign currency liability that is counterbalanced by unrealized profits.

Personnel expenses

In 2001 the bank's personnel expenses totaled € 10,592,500. This includes the total remuneration of € 1,372,000 for the members of the Board of Managing Directors.

Other administrative expenses

The other administrative expenses for the bank's operations amounted to € 9,506,700, including the compensation of € 131,000 received by the members of the Supervisory Board.

Other operating income and expenses

This item mainly comprises rental income and income arising from concluded servicing agreements. Expenses arising from leases have been allocated to the other operating expenses.

Income from write-ups to participating interests and trade investments, holdings in affiliated companies and securities treated as assets

This item includes the proceeds from the disposal of our participating interests in Bankhaus Bauer AG, Stuttgart, and *Erste* Europäische Pfandbrief- und Kommunalkreditbank Aktiengesellschaft in Luxemburg AG, Luxembourg.

Taxes on income

Taxes on income have been allocated to the result arising from ordinary business activities. For the year 2001, a German tax grouping (*Organschaft*) has been established with the Commerzbank AG for turnover and trade tax consolidation purposes.

Appropriation of profit

The bank's net income for the year under review, amounting to € 72,273,000.00, equals the distributable profit.

Cover pool of our public-sector *Pfandbriefe* Ordinary cover in € 1,000

Claims on banks	
- public-sector loans	12,449,884
Claims on customers	
- mortgage loans	52,881
- public-sector loans	23,385,610
Bonds and other fixed income securities (book value in € 1,000: 17,995,591)	17,891,677
Recovery claims on Federal and *Laender* authorities,	
including bonds in exchange for these (book value in € 1,000: 37,851)	37,851
Total	53,817,903

Cover pool of our public-sector *Pfandbriefe* Substitute cover in € 1,000

Other claims on banks	240,000
Total	240,000
Total value of cover	54,057,903
Total volume of public-sector *Pfandbriefe* requiring cover	52,857,173
Surplus cover	1,200,730

Cover pool of our mortgage *Pfandbriefe* Ordinary cover in € 1,000

Claims on customers	
Mortgage loans	1,488,751
Tangible assets (land charges on property owned by the bank)	17,486
Total value of cover	1,506,237
Total volume of mortgage *Pfandbriefe* requiring cover	1,261,659
Surplus cover	244,578

Breakdown of mortgages serving as cover – by Federal States/EU

Federal State/EU	Number	in € m
Baden-Wuerttemberg	425	42.9
Bavaria	408	75.1
Berlin	371	193.3
Brandenburg	254	48.9
Bremen	108	13.4
Hamburg	332	63.9
Hesse	683	100.9
Lower Saxony	1,303	159.4
Mecklenburg-Western Pomerania	39	19.0
North Rhine-Westphalia	4,428	593.1
Rhineland-Palatinate	92	9.7
Saarland	34	4.5
Saxony	170	36.9
Saxony-Anhalt	144	59.4
Schleswig-Holstein	445	43.7
Thuringia	63	40.1
EU member states	4	2.0
Total	9,303	1,506.2

Breakdown of mortgages serving as cover – by type of property in € m

The portfolio of mortgage loans covering mortgage *Pfandbriefe* comprises:	
Commercial properties	383.2
Residential properties	1,116.2
Mortgages on building sites	0.1
Unfinished new buildings, not yet generating earnings	6.7
Total	1,506.2

Breakdown of mortgages serving as cover – by loan size

	€	Number	in € m
Up to	51,129	2,236	76.8
Up to	511,292	6,753	722.8
More than	511,292	314	706.6
Total		9,303	1,506.2

Breakdown of public-sector loans serving as cover – by borrower including bonds and notes

	Number	in € m
The German Federal Government and the Federal Government's Special Fund	63	6,623.1
German Federal States (*Laender*)	650	17,948.9
Towns and municipalities[1]	1,225	4,908.4
Public-sector banks	1,061	18,940.6
Loans to EU member states	160	5,344.0
Mortgage loans guaranteed by public-sector bodies	873	52.9
Substitute cover – other investments	4	240.0
Total	4,036	54,057.9

[1] including municipal special purpose associations, non-profit organizations and loans guaranteed by municipal authorities

Compulsory sales/sequestrations On December 31st, 2001, the following were pending:

	Compulsory sales	Sequestrations	Compulsory sales and sequestrations	Total number of cases	Compulsory sales effected in 2001
Residential properties	5	0	10	15	11
Commercial properties	8	4	11	23	1
Total	13	4	21	38	12

In the year 2001, Essen Hyp took possession of one property in order to prevent losses.

Interest in arrears

On the balance sheet date, interest in arrears in the mortgage lending business that was due for more than three months totaled €4.1m. This amount has been value-adjusted in full. €3.8m of these arrears relate to commercial properties and €0.3m to residential properties.

Mortgage repayments in € m

Repayments during 2001:	
Through amortization	77.5
Other	33.8
Total	111.3

Volume of financial derivatives in € m

	Nominal amount Remaining time to maturity				Counterparty risk after product netting
Interest-based transactions:	<= 1 year	1-5 years	> 5 years	Total	
Interest rate swaps (same currency)	7,734	58,049	63,115	128,898	857.4
Interest rate option sales	191	531	730	1,452	5.4
Other interest contracts	250	795	511	1,556	7.4
Currency-based transactions:					
Currency swaps	1,491	1,393	139	3,023	282.2
Total	9,666	60,768	64,495	134,929	1,152.4

The counterparty risk according to *Grundsatz I* amounts to €909.0m. Counterparty netting is taken into account in this figure.

All derivatives serve to hedge interest rate and market price fluctuations, as well as currency risks. The counterparty risks are calculated by applying the mark-to-market method. All financial derivatives are assigned to individual contracts. We did not trade in financial innovations.

Breakdown of partners in financial derivatives in € m

	Volume	Counterparty risk
OECD banks	134,929	1,152.4

Total volume of foreign currency positions in € m

Assets	494.8
Liabilities	2,741.6

All foreign currency positions have been hedged by corresponding rate-hedging transactions in order to rule out currency risks.

Loans to Board members in € m

Board of Managing Directors	1.0
Supervisory Board	0.5
Total	1.5

Average number of staff

	Collectively negotiated salaries	Individually agreed salaries
Full-time staff	79	40
Trainees	7	—
Part-time staff	7	—
Total	93	40

The average number of staff employed in 2001 was 133.

Consolidated annual accounts

Commerzbank AG, Frankfurt am Main, holds an interest of more than 50% in our company.

These annual accounts and financial statements will be included in the consolidated annual accounts of the Commerzbank Group. Our subsidiaries REGINA Finanz- und Versicherungsvermittlung GmbH, Essen, and Essen Hyp Immobilien GmbH, Essen, are not included in the consolidated annual accounts because of their lesser importance.

The consolidated annual accounts of the Commerzbank Group as of December 31st, 2000 were deposited with the local court (*Amtsgericht*) of Frankfurt am Main, HRB (Register of Companies) No. 32000 and published in the Federal Gazette (*Bundesanzeiger*) No. 111, dated June 20th, 2001, page 6609ff.

Seats on Supervisory Boards and other Supervisory Committees

Hubert Schulte-Kemper

- Bankhaus Bauer AG; Chairman of the Supervisory Board (until April 24th, 2001)
- *Erste* Europäische Pfandbrief- und Kommunalkreditbank Aktiengesellschaft in Luxemburg; President of the Board of Directors (until April 4th, 2001)
- neuma – Neue Marler Baugesellschaft mbH; Chairman of the Supervisory Board
- Vestische Straßenbahnen GmbH; Chairman of the Supervisory Board

Wolfgang H. Müller

- Bankhaus Bauer AG; Member of the Supervisory Board
- WMF Württembergische Metallwarenfabrik AG; Member of the Supervisory Board

Harald Pohl

- *Erste* Europäische Pfandbrief- und Kommunalkreditbank Aktiengesellschaft in Luxemburg; Member of the Board of Directors

Supervisory Board

Dr. Axel Frhr. v. Ruedorffer

Chairman; Member of the Board of Managing Directors, Commerzbank AG *(since March 19th, 2001)*

Klaus-Peter Müller

Chairman; Chairman of the Board of Managing Directors, Commerzbank AG *(until March 19th, 2001)*

Dr. Wolfgang Schuppli

Deputy Chairman;
Lawyer

Dieter Disse

Bank Employee

Ute Gibbels

Bank Employee

Dr. Wolfgang Hönig

Executive Vice President, Commerzbank AG *(until December 31st, 2001)*

Andreas de Maizière

Member of the Board of Managing Directors, Commerzbank AG *(since March 19th, 2001)*

Dr. Eric Strutz

Executive Vice President, Commerzbank AG *(since January 1st, 2002)*

Board of Managing Directors

Hubert Schulte-Kemper

Chairman

Michael Fröhner

(since January 1st, 2002)

Wolfgang H. Müller

(until December 31st, 2001)

Harald Pohl

Erhard Tiemann

(until July 31st, 2001)

Essen, February 4th, 2002
Hypothekenbank in Essen Aktiengesellschaft

The Board of Managing Directors

Schulte-Kemper Fröhner Pohl

"We have audited the annual financial statements, the books of account and the management report of Hypothekenbank in Essen AG for the financial year from January 1st, 2001 to December 31st, 2001. The maintenance of the books and records and the preparation of the annual financial statements and management report in accordance with German commercial law are in the responsibility of the Company's Board of Managing Directors. Our responsibility is to express, on the basis of our audit, an opinion on the annual financial statements, including the books of account, and the management report.

We conducted our audit of the annual financial statements in accordance with Section 317 of the German Commercial Code (*HGB*) and the generally accepted German standards for the audit of financial statements promulgated by the Institute of Certified Accountants (*Institut der Wirtschaftsprüfer, IDW*). These standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial positions and results of operations in the annual financial statements – in accordance with the German principles of proper accounting – and in the management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Company and evaluations of possible misstatements are taken into account in the determination of audit procedures. Within the framework of the audit, the effectiveness of the internal control system and the evidence supporting the disclosures in the books and records, the annual financial statements and the management report are examined primarily on a sample basis. The audit includes assessing the accounting principles used and significant estimates made by the Board of Managing Directors as well as evaluating the overall presentation of the annual financial statement and management report. We believe that our audit provides a reasonable and safe basis for our opinion. Our audit has not led to any reservations.

In our opinion, the annual financial statements give a true and fair view of the net assets, financial position and results of operations of the Company in accordance with the German principles of proper accounting. On the whole, the management report provides an accurate understanding of the Company's position and suitably presents the risks of future development."

Frankfurt am Main, February 15th, 2002
BDO Deutsche Warentreuhand Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Arnd Zinnhardt
Auditor

Dorothee Mende
Auditor

The Supervisory Board carried out its duties under the law and in accordance with the bank's statutes, constantly supervising the conduct of the bank's affairs. In four quarterly meetings and numerous individual discussions the Supervisory Board was informed by the Board of Managing Directors about the planned business policy, basic management issues, the situation and development of the bank and major business transactions. All these topics were thoroughly discussed with the Board of Managing Directors.

The Supervisory Board formed a Presiding Committee and a Loans Committee from within itself. The Presiding Committee met four times during the year 2001. In four meetings, the Loans Committee examined inter alia those loans which needed to be formally submitted. In the periods between meetings, loans requiring approval were submitted and approved via an exchange of letters.

The annual accounts and the management report for the financial year 2001, together with the books of account, were audited by BDO Deutsche Warentreuhand Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, appointed as auditors at the AGM, and received their unqualified certification. The annual accounts, the management report and the auditors' reports were made available to all members of the Supervisory Board in good time for the relevant Board meeting. The auditors were available to inform the Supervisory Board about important results from their audit and to answer questions during the meeting on the accounts. The Supervisory Board has signified its agreement with the results of the audit.

The final examination by the Supervisory Board of the bank's annual accounts and financial statements, its management report and the proposals as to the appropriation of the distributable profit has revealed no cause for objections.

The Supervisory Board has approved the annual accounts presented by the Board of Managing Directors. They may accordingly be regarded as adopted. The Supervisory Board concurs with the proposal of the Board of Managing Directors as to the profit appropriation. Pursuant to Section 312 of the German Stock Corporation Act (*AktG*), the Board of Managing Directors also prepared a report on relations with affiliated companies and presented it to the Supervisory Board, together with the corresponding auditors' report by BDO Deutsche Warentreuhand Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft, Frankfurt am Main.

The Supervisory Board has examined the report of the Board of Managing Directors. It has approved this report, as well as the findings of the auditors' report. The auditors have provided the following certification for the report of the Board of Managing Directors on the bank's relations with affiliated companies: "Having conducted our audit and evaluation in accordance with professional auditing standards, we confirm that

1. the actual details of the report are accurate;
2. the company's consideration in the transactions detailed in the report was not unreasonably high."

Following the final results of its examination, the Supervisory Board has raised no objections as regards the declaration of the Board of Managing Directors in their report on relations with affiliated companies.
The Supervisory Board wishes to express its thanks and appreciation to the Board of Managing Directors and the bank's staff for the work which they have so successfully carried out. Particular thanks are extended to Mr. Wolfgang H. Müller and Mr. Erhard Tiemann. Mr. Müller has actively participated in the bank's business as a Member of the Board of Managing Directors for six years and left at year-end 2001, having reached retirement age. Mr. Tiemann, who has been a Member of the Board of Managing Directors since 1991, left the Board on July 31st, 2001 for health reasons. Dr. Hönig, who has been a Member of the Supervisory Board and the bank's Loans Committee since 1997, amicably resigned from the Supervisory Board of Hypothekenbank in Essen AG at year-end 2001. He assisted in the bank's activities with his remarkable expertise, constructive criticism and a high sense of responsibility. The Supervisory Board wishes to extend its thanks to Dr. Hönig for the work he has so successfully done.

Essen, March 20th, 2002

The Supervisory Board

(Chairman)

Head Office

Essen

Gildehofstrasse 1

D-45127 Essen

PO Box 10 18 61

D-45018 Essen

Germany

Tel.: +49 2 01 81 35-0

Fax: +49 2 01 81 35-2 00

Fax Treasury: +49 2 01 81 35-3 99

Internet: www.essenhyp.com

E-mail: info@essenhyp.com

Registered under

HRB (Register of Companies)

Essen No. 7083

Lending Offices

Berlin

Bundesallee 28

D-10717 Berlin

Tel.: +49 30 86 21-3 95

Frankfurt

Westendstr. 19

D-60325 Frankfurt/M.

Tel.: +49 69 17 20 65

Hamburg

Ost-West-Str. 63

D-20457 Hamburg

Tel.: +49 40 3 74 27 94

Fax: +49 40 3 74 27 96

Munich

Romanstr. 43

D-80639 Munich

Tel.: +49 89 29 16 17 52

Fax: +49 89 29 16 17 54

Representative Offices

Brussels
Rue de l'Amazone 2
B-1050 Bruxelles
Tel.: +32 2 5 34 95 95
Fax: +32 2 5 34 96 96

Leipzig
Georgiring 1-3
D-04103 Leipzig
Tel.: +49 3 41 96 17 36-1/-3
Fax: +49 3 41 9 60 61 40

London
Commerzbank House
23 Austin Friars
London EC2N 2NB
Great Britain
Tel.: +44 20 76 38 09 52
Fax: +44 20 76 38 09 53

Liaison Offices

New York
1251 Avenue of the Americas
New York, NY 10020-1104
Tel.: +1 212 703-4110
Fax: +1 212 703-4101

Tokyo
Tokyo Marine Bldg.
Shinkan, 1-2-1, Marunouchi
Chiyoda-Ku
Tokyo 100-0005
Tel.: +81 3 52 93-93 35
Fax: +81 3 52 93-90 29

Publisher	Hypothekenbank in Essen AG, Essen
Design	vE&K Werbeagentur GmbH, Herthastrasse 7, Essen
Photos	Tilo Karl, Essen
Printers	Druckhaus Louisgang GmbH, Gelsenkirchen

This Annual Report is also available in German.

The German version of this Annual Report is the original and authoritative version.



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Credit Research

Overview

Essen Hyp is one of the few German Mortgage Banks whose transparency policy was rated "crystal clear" in the most recent IFR 'transparency survey'.

To meet the wishes of our capital market partners we publish detailed information about our business activities. All figures are updated periodically (see Overview***). Interim updates are presented on subordinate sites to facilitate comparisons.***

Public-sector Loans

Breakdown of cover pool
- by rating
- by borrowers and regions
- by countries
- by risk weighting
- Effects of increasing/falling interest rates on the cover pool's market value

Surplus cover

Non-cover assets

Breakdown of non-cover assets
- by rating
- by borrowers
- by countries
- by risk weighting

Mortgage Loans

Breakdown of mortgage portfolio
- by type of property, region and LTV
- Foreign loans by type of property, country and LTV

Surplus cover

Breakdown of non-cover assets
- Loans with a LTV > 60%

Derivatives
- Counterparty ratings
- Yield curve distribution

Risk Management
- Risk Report (as of 31.12.2001)
- Value at risk
- Worst case scenario
- Interest rate risk
- Grundsatz I
- Grundsatz II

Ratings
- Overview

(Download Acrobat Reader ®)

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Credit Research

Essen Hyp is one of the few German Mortgage Banks whose transparency policy was rated "crystal clear" in the most recent IFR 'transparency survey'.
To meet the wishes of our capital market partners we publish detailed information about our business activities.
All figures are updated periodically. Interim updates are presented on subordinate sites to facilitate comparisons.



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Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 54,058 m

Information as permitted by banking confidentiality by borrower as of December 31st, 2001

Public-sector banks	13,207

Baden-Wuerttemberg	404
Bavaria	188
Berlin	0
Brandenburg	0
Bremen	15
Hamburg	33
Hesse	86
Lower Saxony	525
Mecklenburg-Western Pomerania	0
North Rhine-Westphalia	1,468
Rhineland-Palatinate	23
Saarland	38
Saxony	0
Saxony-Anhalt	0
Schleswig-Holstein	132
Thuringia	0
Mortgage loans guaranteed by the public-sector	53
Total	16,172

© Hypothekenbank in Essen AG

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Cover Fund



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Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 54,058 m

Information as permitted by banking confidentiality. by borrower as of December 31st, 2001

Baden-Wuerttemberg	264
Bavaria	391
Berlin	15
Brandenburg	9
Bremen	159
Hamburg	317
Hesse	254
Lower Saxony	618
Mecklenburg-Western Pomerania	37
North Rhine-Westphalia	2,341
Rhineland-Palatinate	196
Saarland	120
Saxony	8
Saxony-Anhalt	1
Schleswig-Holstein	170
Thuringia	9
Total	4,909

© Hypothekenbank in Essen AG

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Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 54,058 m

Information as permitted by banking confidentiality. by borrower as of December 31st, 2001

Public-sector banks in EU member states	890
EU member states	3,055
EU regional governments	687
EU member states' cities and municipalities	148
Loans guaranteed by EU member states	337
EU institutions	227
Total	5,344

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Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 54,058 m

Information as permitted by banking confidentiality by borrower as of December 31st, 2001

Federal Government of Germany	4,543
Federal Government's Special Fund	5,142
Laender (individual German Federal States)	17,948
Total	27,633

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Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 54,058 m

Information as permitted
by banking confidentiality.

as of December 31st, 2001

Please click on the different parts of the pie chart for further information.


Public-sector banks and savings banks
29.91 %
9.08 %
9.89 %
Federal Government of Germany, Federal Government's special fund and "Laender" (individual German states)
51.12 %

Loans within the EU

Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities

by borrowers	in Euro m	in %
Federal Government of Germany, Federal Goverment's special fund and "Laender" (individual German Federal States)	27,633	51.12
Public-sector banks and saving banks	16,172	29.91
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities	4,910	9.08
Loans within the EU	5,344	9.88
Total	**54,058**	**100.00**

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Public-sector Loans

Breakdown of cover pool

by rating
by borrowers and regions
by countries
by risk weighting
Effects of increasing/falling interest rates
on the cover pool's market value

Surplus cover

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Public-sector loans

Breakdown of cover pool by rating

S & P/ Moody's / Fitch — as of December 31st, 2001

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	in Euro m	in %
AAA / Aaa / AAA	27,330	50.56
AA+ / Aa1 / AA+	7,573	14.01
AA / Aa2 / AA	6,074	11.24
AA- / Aa3 / AA-	3,068	5.68
A / A2/ A	1,035	1.91
A+/A1/A+	1,011	1.87
Without rating *	7,967	14.74
Total	**54,058**	**100.00**

s

* Without rating	in Euro m	in %
Public-sector banks and saving banks	3,735	46.90
Cities, municipalities, profit organizations and loans guaranteed by municipal authorities	4,213	52.90
Loans within the EU (Public-sector banks, EU member states, *regional governments, cities and municipalities). Loans guaranteed* by EU member states and EU institutions.	19	*0.20*
Total	**7,967**	**100.00**

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Public-sector loans

Breakdown of cover pool
Surplus cover

all amounts in Euro m

Date	Public-sector *Pfandbriefe* outstanding	Cover	Surplus cover	in %	Bonds and loans not yet serving as cover *	in %	Total in %
31.01.2000	46,260.26	47,448.40	1,188.15	2.6	1,126.32	2.4	5.0
29.02.2000	46,195.43	48,059.57	1,864.14	4.0	821.02	1.8	5.8
31.03.2000	48,727.19	49,078.40	351.21	0.7	467.93	1.0	1.7
30.04.2000	48,559.79	49,686.27	1,126.48	2.3	171.28	0.3	2.6
31.05.2000	50,132.42	51,222.29	1,089.87	2.2	32.21	0.1	2.3
30.06.2000	49,992.02	50,620.50	628.48	1.3	240.05	0.5	1.8
31.07.2000	50,060.79	50,531.39	470.59	0.9	69.64	0.1	1.0
31.08.2000	50,381.94	50,752.93	370.99	0.7	297.98	0.6	1.3
30.09.2000	48,210.48	48,809.05	598.57	1.2	38.35	0.1	1.3
31.10.2000	47,205.64	47,380.50	174.86	0.4	102.26	0.2	0.6
30.11.2000	45,818.14	46,249.67	431.53	0.9	442.83	1.0	1.9
31.12.2000	45,578.40	46,795.63	1,217.23	2.7	227.99	0.5	3.2
31.01.2001	48,270.30	49,018.78	748.48	1.6	221.44	0.5	2.1
28.02.2001	48,128.51	48,827.83	699.32	1.5	239.03	0.5	2.0
31.03.2001	47,107.41	48,461.91	1,354.50	2.9	161.00	0.3	3.2
30.04.2001	46,491.81	48,364.85	1,873.04	4.0	36.85	0.1	4.1
31.05.2001	46,462.84	47,557.00	1,094.16	2.4	151.30	0.3	2.7
30.06.2001	46,462.06	49,086.61	2,624.55	5.6	82.49	0.2	5.8
31.07.2001	47,943.44	50,240.65	2,297.21	4.8	259.89	0.5	5.3
31.08.2001	48,434.24	50,702.67	2,268.43	4.7	159.22	0.3	5.0
30.09.2001	48,429.43	50,503.98	2,074.55	4.3	193.66	0.4	4.7
31.10.2001	50,077.38	51,321.95	1,244.57	2.5	18.25	0.0	2.5
30.11.2001	50,556.70	52,539.98	1,983.28	3.9	108.00	0.2	4.1
31.12.2001	52,857.17	54,057.91	1,200.74	2.3	28.71	0.1	2.3

* For technical reasons (e.g. due to the absence of certificates).
These bonds and loans are usually included in the cover pool within a few weeks.

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Public-sector loans

Breakdown of cover pool by risk weighting

as of December 31st, 2001

Risk weighting	In Euro m	In %
0%	**36,763**	**68.01**
10%	**6,201**	**11.47**
20%	**11,094**	**20.52**
Total	**54,058**	**100.00**

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Public-sector loans

Breakdown of cover pool
Effects of increasing/falling interest rates on the cover pool's market value

Nominal amount **as of December 31st, 2001**

In Euro bn	Nominal value	Current market value	Market value with interest rates rising by 100 bp	Market value with interest rates falling by 100 bp
Cover pool	**54.06**	**55.49**	**52.68**	**58.63**
Public-sector *Pfandbriefe*	**-52.86**	**-52.95**	**-51.22**	**-54.78**
Surplus cover	**1.20**	**2.55**	**1.46**	**3.85**
Surplus cover of *Pfandbriefe* outstanding	**2.3%**	**4.8%**	**2.8%**	**7.0%**

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Public-sector loans

Breakdown of cover pool by countries

as of December 31st, 2001

by countries	in Euro m	in %
Austria	583	1.08
Belgium	242	0.45
EU Institutions	227	0.42
Finland	51	0.09
France	51	0.09
Germany	48,713	90.11
Greece	750	1.39
Ireland	48	0.09
Italy	658	1.22
Portugal	985	1.82
Spain	721	1.33
Sweden	206	0.38
The Netherlands	370	0.69
The United States*	127	0.23
Other	326	0.60
Total	**54,058**	**100.00**

*** U.S. subsidiary of the German Reconstruction Loan Corporation (KfW), whose obligations are fully guaranteed by the KfW.**

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Non-cover assets

Breakdown of non-cover assets

by rating
by borrowers
by countries
by risk weighting

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Breakdown of non-cover assets

by rating

S & P/Moody's/Fitch as of December 31st, 2001

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	in Euro m	in %
AAA / Aaa / AAA	9	0.18
AA+ / Aa1 / AA+	0	0.00
AA / Aa2 / AA	170	3.35
AA- / Aa3 / AA-	1,477	29.10
A+ / A1 / A+	1,282	25.26
A / A2 / A	606	11.94
A- / A3 / A-	649	12.79
BBB+ / Baa1 / BBB+	384	7.57
BBB / Baa2 / BBB	50	0.99
BBB- /Baa3 /BBB-	50	0.99
BB+ / Ba1 / BB+	50	0.99
BBB- / Baa3 /BBB-	50	0.99
Without rating *	298	5.87
Total	**5,075**	**100.00**

* - Without rating

	in Euro m	in %
National credit institutions	118	39.60
International credit institutions	80	26.85
Other (e.g. financial institutions)	100	33.56
Total	**298**	**100.00**

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Breakdown of non-cover assets

by risk weighting

as of December 31st, 2001

Risk weighting	in Euro m	in %
0%	913	17.99
10%	373	7.35
20%	3,514	69.24
100%	275	5.42
Total	**5,075**	**100.00**

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Breakdown of non-cover assets

by countries

as of December 31st, 2001

by countries	in Euro m	in %
Germany	1,179	23.23
EU member states without Germany		
The Netherlands	934	18.40
France	352	6.93
Austria	387	7.63
Great Britain	140	2.75
Italy	200	3.94
Portugal	200	3.94
Spain	20	0.39
Finland	20	0.39
Sweden	25	0.49
	2,278	
Others	304	5.99
Non EU member states in Western Europe	181	3.57
EU candidate countries	1,134	22.34
Total	**5,075**	**100.00**

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Breakdown of non-cover assets

by borrowers

as of December 31st, 2001

by borrowers	in Euro m	in %
National credit institutions	1,279	25.20
Foreign Governments and municipalities	1,314	25.89
International credit institutions	2,036	40.12
Other foreign financial institutions (guaranteed by national or international credit institutions)	446	8.79
Total	**5,075**	**100.00**

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Mortgage Loans

Breakdown of mortgage portfolio

by type of property, region and LTV

Foreign loans by type of property, country and LTV

Surplus cover

Breakdown of non-cover mortgage loans

Loans with a LTV > 60 %

Mortgage loans

Breakdown of mortgage portfolio
by type of property, region and LTV

Download as PDF

Commercial Properties in Euro m — as of December 31st, 2001

Office and administrative buildings	Foreign countries	252.1	27.0	1.4	0.4	31.4	24.5	2.3	9.2	0.0	0.0	285.8	25.8
	West **	184.7	19.8	81.9	21.9	39.7	30.9	5.6	22.3	2.7	12.8	232.7	21.0
	East ***	25.2	2.7	26.1	7.0	2.8	2.2	1.0	4.0	1.1	5.2	30.1	2.7
Building sites	West **	0.8	0.1	0.0	0.0	0.0	0.2	0.2	0.0	0.0	0.0	1.0	0.1
Factory buildings	Foreign countries	1.3	0.1	0.0	0.0	0.4	0.3	0.1	0.4	0.0	0.0	1.8	0.2
	West **	59.9	6.4	40.6	10.9	6.9	5.4	1.1	4.4	0.3	1.4	68.2	6.2
	East ***	0.4	0.0	0.4	0.1	0.1	0.1	0.0	0.0	0.2	0.9	0.7	0.1
Shops	West **	128.6	13.8	99.9	26.7	3.7	2.9	0.3	1.2	0.4	1.9	133.0	12.0
	East ***	58.3	6.2	24.5	6.5	13.6	10.6	5.4	21.5	4.8	22.7	82.1	7.4
Hotels and restaurants	West **	42.0	4.5	28.9	7.7	4.8	3.7	2.0	8.0	4.6	21.8	53.4	4.8
	East ***	12.4	1.3	8.2	2.2	3.8	3.0	1.8	7.2	2.1	9.9	20.1	1.8
Warehouses and exhibition buildings	Foreign countries	5.5	0.6	0.0	0.0	1.8	1.4	1.0	4.0	0.5	2.4	8.8	0.8
	West **	23.0	2.5	11.7	3.1	5.7	4.4	1.4	5.6	3.0	14.2	33.1	3.0
	East ***	4.2	0.4	0.9	0.2	0.2	0.2	0.0	0.0	0.0	0.0	4.4	0.4
Other non-residential properties	West **	135.8	14.5	49.6	13.3	13.3	10.4	3.1	12.4	1.4	6.6	153.6	13.9
Total commercial properties	Foreign countries	258.9	27.7	1.4	0.4	33.6	26.2	3.4	13.5	0.5	2.4	296.4	26.7
	West **	574.8	61.5	312.6	83.6	74.3	57.9	13.5	53.8	12.4	58.9	675.0	60.9
	East ***	100.5	10.8	60.1	16.1	20.5	16.0	8.2	32.7	8.2	38.8	137.4	12.4
	Total	934.2	100.0	374.1	100.0	128.4	100.0	25.1	100.0	21.1	100.0	1,108.8	100.0

Residential Properties in Euro m

Owned houses	West **	853.0	47.0	480.7	43.0	32.0	34.6	1.4	11.9	0.7	6.2	887.1	45.9
	East ***	58.9	3.2	28.4	2.5	3.1	3.4	0.2	1.7	0.0	0.1	62.2	3.2
Owned flats	West **	239.4	13.2	136.3	12.2	13.7	14.8	1.3	11.1	0.9	8.0	255.3	13.2
	East ***	12.6	0.7	7.8	0.7	0.9	1.0	0.1	1.0	0.1	0.9	13.7	0.7
Residential construction for letting purposes	Foreign countries	0.7	0.0	0.7	0.1	0.2	0.2	0.1	0.9	0.0	0.0	1.0	0.1
	West **	512.8	28.2	354.0	31.6	31.2	33.7	5.8	49.5	7.7	68.1	557.5	28.9
	East ***	138.2	7.6	110.9	9.9	11.4	12.3	2.8	23.9	1.9	16.8	154.3	8.0
Total residential properties	Foreign countries	0.7	0.0	0.7	0.1	0.2	0.2	0.1	0.9	0.0	0.0	1.0	0.1
	West **	1,605.2	88.4	971.0	86.8	76.9	83.1	8.5	72.5	9.3	82.2	1,699.9	88.0
	East ***	209.7	11.5	147.1	13.1	15.4	16.6	3.1	26.6	2.0	17.8	230.2	11.9
	Total	1,015.6	100.0	1,118.8	100.0	92.5	100.0	11.7	100.0	11.3	100.0	1,931.1	100.0

	Foreign countries	259.6	87.3	2.1	0.1	33.8	11.4	3.5	1.2	0.5	0.2	297.4	9.8
	West **	2,180.0	91.8	1,283.6	86.0	151.2	6.2	22.0	0.9	21.7	0.9	2,374.9	78.1
	East ***	310.2	84.4	207.2	13.9	35.9	9.8	11.3	3.1	10.2	2.8	367.7	12.1
	Total	2,749.8	90.5	1,492.9	100.0	220.9	7.3	36.0	1.2	32.4	1.1	3,039.9	100.0

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.

** - West German Federal States including Berlin

*** - East German Federal States

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Mortgage loans

Breakdown of non-cover assets
Loans with a LTV > 60%

Loans with a LTV exceeding 60% are not eligible to serve as cover for mortgage *Pfandbriefe*. The total volume of loans with a LTV > 60% may by law not exceed 20% of total volume of mortgage loans.

Date	in %
31.01.2000	12.36
29.02.2000	12.24
31.03.2000	12.04
30.04.2000	11.80
31.05.2000	11.78
30.06.2000	11.88
31.07.2000	11.79
31.08.2000	11.61
30.09.2000	11.43
31.10.2000	11.38
30.11.2000	11.36
31.12.2000	11.80
31.01.2001	11.38
28.02.2001	11.32
31.03.2001	11.18
30.04.2001	11.10
31.05.2001	11.71
30.06.2001	11.47
31.07.2001	11.34
31.08.2001	11.08
30.09.2001	11.04
31.10.2001	11.54
30.11.2001	11.51
31.12.2001	11.75

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Mortgage loans

Breakdown of cover pool
Surplus cover

all amounts in Euro m

Date	Mortgage Pfandbriefe outstanding	Cover	Surplus cover	in %	Not yet serving as cover	in %	Total in %
31.01.2000	793.32	1,237.3	444.02	56.0	59.5	7.5	63.5
29.02.2000	934.74	1,241.1	306.37	32.8	59.5	6.3	39.1
31.03.2000	1,127.25	1,275.9	148.63	13.2	36.1	3.2	16.4
30.04.2000	1,199.85	1,276.7	76.85	6.4	31.4	2.6	9.0
31.05.2000	1,191.70	1,277.8	86.10	7.2	31.4	2.6	9.8
30.06.2000	1,181.29	1,270.4	89.12	7.5	25.4	2.2	9.7
31.07.2000	1,183.08	1,278.9	95.87	8.1	45.9	3.9	12.0
31.08.2000	1,183,08	1,294.9	111.82	9.5	42.0	3.5	13.0
30.09.2000	1,273.32	1,317.0	43.66	3.4	19.0	1.5	4.9
31.10.2000	1,273.32	1,321.6	48.27	3.8	26.1	2.0	5.8
30.11.2000	1,273.27	1,334.8	61.51	4.8	25.8	2.0	6.8
31.12.2000	1,228.12	1,327.8	99.70	8.1	26.2	2.1	10.2
31.01.2001	1,131.13	1,348.1	216.94	19.2	25.7	2.3	21.5
28.02.2001	1,131.15	1,364.7	233.51	20.6	34.6	3.1	23.7
31.03.2001	1,110.80	1,369.1	258.30	23.3	34.6	3.1	26.4
30.04.2001	1,150.82	1,443.3	292.45	25.4	38.9	3.4	28.8
31.05.2001	1,174.52	1,452.0	277.48	23.6	38.7	3.3	26.9
30.06.2001	1,174.15	1,449.9	275.71	23.5	41.2	3.5	30.0
31.07.2001	1,143.74	1,460.41	316.67	27.7	42.2	3.7	31.4
31.08.2001	1,143.74	1,477.76	334.02	29.2	32.6	2.9	32.1
30.09.2001	1,136.11	1,491.16	355.05	31.3	34.1	3.0	34.3
31.10.2001	1,055.05	1,506.02	450.97	42.7	38.3	3.6	46.4
30.11.2001	1,105.02	1,517.79	412.77	37.4	25.7	2.3	39.7
31.12.2001	1,261.66	1,506.24	244.58	19.4	25.9	2.1	21.4

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Mortgage loans

Breakdown of mortgage portfolio
Foreign loans by type of property, country and LTV

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Commercial Properties in Euro m as of December 31st, 2001

Purpose of property	Country	LTV up to 60%	of which used as cover*	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
Office and administrative buildings	Belgium	1.3	1.2	0.0	0.0	0.0	1.3	0.4
	England	237.8	0.0	31.4	0.0	0.0	269.2	91.5
	France	13.0	0.2	0.0	0.0	0.0	13.0	4.4
Factory buildings	The Netherlands	1.3	0.0	0.4	0.1	0.1	1.9	0.6
Warehouses and exhibition buildings	The Netherlands	5.5	0.0	1.8	1.0	0.5	8.8	3.0
Total commercial properties	Belgium	1.3	1.2	0.0	0.0	0.0	1.3	0.4
	England	237.8	0.0	31.4	0.0	0.0	269.2	91.5
	France	13.0	0.2	0.0	0.0	0.0	13.0	4.4
	The Netherlands	6.8	0.0	2.2	1.1	0.6	10.7	3.6
	Total	258.9	1.4	33.6	1.1	0.6	294.2	100.0

Residential Properties in Euro m as of December 31st, 2001

Purpose of property	Country	LTV up to 60%	of which used as cover*	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
Residential construction for letting purposes	Belgium	0.7	0.7	0.2	0.1	0.0	1.0	100.0
	Total	0.7	0.7	0.2	0.1	0.0	1.0	100.0

Total in Euro m as of December 31st, 2001

Mortgage loans	Country	LTV up to 60%	of which used as cover*	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
	Belgium	2.0	1.9	0.2	0.1	0.0	2.3	0.8
	England	237.8	0.0	31.4	0.0	0.0	269.2	91.2
	France	13.0	0.2	0.0	0.0	0.0	13.0	4.4
	The Netherlands	6.8	0.0	2.2	1.1	0.6	10.7	3.6
	Total	259.6	2.1	33.8	1.2	0.6	295.2	100.0

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.

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Derivatives

Counterparty ratings
Yield curve distribution

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Derivatives

Counterparty ratings

Nominal amount in Euro m/Remaining time to maturity **as of December 31st, 2001**

Rating	<= 1 year	in %	1-5 years	in %	> 5 year	in %	Total	in %
Triple A	329	0.24	619	0.46	1,385	1.03	2,333	1.73
Double A	3,816	2.83	27,219	20.17	20,789	15.41	51,824	38.41
Single A	5,013	3.72	24,291	18.00	29,462	21.84	58,767	43.55
Not rated	507	0.38	8,639	6.40	12,860	9.53	22,005	16.31
Total	**9,665**	**7.17**	**60,768**	**45.03**	**64,496**	**47.80**	**134,929**	**100.00**

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Derivatives

Yield curve distribution

Essen Hyp derivatives portfolio by instruments
Financial derivatives in Euro m / Remaining time to maturity

as of December 31st, 2001

Instruments	<= 1 year	in %	1-5 years	in %	>5 years	in %	Total	in %
Interest rate swaps	7,723.5	79.91	57,893.7	95.27	63,015.3	97.70	128,632.5	95.33
Swaptions	191.1	1.98	1,093.6	1.80	985.7	1.53	2,270.5	1.68
Other interest rate derivatives	260.2	2.69	387.3	0.64	355.6	0.55	1,003.1	0.74
Currency swaps	1,490.7	15.42	1,392.9	2.29	138.9	0.22	3,022.6	2.24
Total	**9,665.6**	**100.00**	**60,767.5**	**100.00**	**64,495.5**	**100.00**	**134,928.7**	**100.00**

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Risk Management

Worst case scenario

Date	Utilization in %	Annual average utilization in %
31.01.2000	22.2	42.3
29.02.2000	36.3	42.3
31.03.2000	59.7	42.3
28.04.2000	20.8	42.3
31.05.2000	59.0	42.3
30.06.2000	58.8	42.3
31.07.2000	45.9	42.3
31.08.2000	36.2	42.3
29.09.2000	35.4	42.3
31.10.2000	36.5	42.3
30.11.2000	42.0	42.3
31.12.2000	42.3	42.3
31.01.2001	40.0	56.4
28.02.2001	38.2	56.4
31.03.2001	43.9	56.4
30.04.2001	56.6	56.4
31.05.2001	62.6	56.4
30.06.2001	52.7	56.4
31.07.2001	68.9	56.4
31.08.2001	62.9	56.4
30.09.2001	65.8	56.4
31.10.2001	63.5	56.4
30.11.2001	60.3	56.4
31.12.2001	46.6	56.4

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Risk Management

Value at risk

Date	Utilization in %	Annual average utilization in %
31.01.2000	51.8	73.0
29.02.2000	90.4	73.0
31.03.2000	77.4	73.0
28.04.2000	41.3	73.0
31.05.2000	75.9	73.0
30.06.2000	67.5	73.0
31.07.2000	72.9	73.0
31.08.2000	68.8	73.0
29.09.2000	78.5	73.0
31.10.2000	80.5	73.0
30.11.2000	73.5	73.0
31.12.2000	72.2	73.0
31.01.2001	74.5	79.1
28.02.2001	71.6	79.1
31.03.2001	80.3	79.1
30.04.2001	67.3	79.1
31.05.2001	77.6	79.1
30.06.2001	77.9	79.1
31.07.2001	77.7	79.1
31.08.2001	75.2	79.1
30.09.2001	81.1	79.1
31.10.2001	78.2	79.1
30.11.2001	88.9	79.1
31.12.2001	82.5	79.1

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Risk Management

Grundsatz II

Grundsatz II concerns the adequacy of a credit institution's liquidity provision. It is required and sufficent that the liquid assets cover all actual and potential liquidity outflows over the following twelve months. Since December 31st, 2000 German mortgage banks have to comply with *Grundsatz II*.

Date	Ratio	Required by law
31.12.2000	1.29	1.0
31.01.2001	1.52	1.0
28.02.2001	1.17	1.0
31.03.2001	1.08	1.0
30.04.2001	1.36	1.0
31.05.2001	1.75	1.0
29.06.2001	1.30	1.0
31.07.2001	1.32	1.0
31.08.2001	1.55	1.0
30.09.2001	1.79	1.0
31.10.2001	1.89	1.0
30.11.2001	1.38	1.0
31.12.2001	1.38	1.0

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Risk Management

Grundsatz I - overview

Pursuant to Sections 10 (1) and 10a (1) of the German Banking Act *(KWG), Grundsatz I* establishes rules concerning the adequacy of a credit institution's equity capital. Pursuant to Grundsatz I the ratio of the liable capital of an institution to its risk weighted assets must not fall below 8% at the close of each business day (Tier II capital ratio), while the ratio of the core capital of an institution to its risk weighted assets must not fall below 4% at the close of each business day (Tier I capital ratio).

	Tier I		Tier II	
Date	Required by law	Ratio	Required by law	Ratio
31.01.2000	4.0	11.5	8.0	23.8
28.02.2000	4.0	11.6	8.0	21.2
31.03.2000	4.0	10.7	8.0	19.7
30.04.2000	4.0	9.9	8.0	19.4
31.05.2000	4.0	9.7	8.0	19.1
30.06.2000	4.0	9.2	8.0	18.2
31.07.2000	4.0	9.5	8.0	18.8
31.08.2000	4.0	9.2	8.0	18.1
30.09.2000	4.0	9.5	8.0	18.8
31.10.2000	4.0	9.6	8.0	18.9
30.11.2000	4.0	9.2	8.0	18.2
31.12.2000	4.0	9.0	8.0	17.9
31.01.2001	4.0	8.2	8.0	16.1
28.02.2001	4.0	8.4	8.0	16.7
31.03.2001	4.0	9.4	8.0	18.5
30.04.2001	4.0	8.3	8.0	16.5
31.05.2001	4.0	8.5	8.0	17.1
29.06.2001	4.0	7.9	8.0	15.8
31.07.2001	4.0	7.8	8.0	15.6
31.08.2001	4.0	8.0	8.0	16.1
30.09.2001	4.0	8.1	8.0	16.2
31.10.2001	4.0	7.8	8.0	15.6
30.11.2001	4.0	8.0	8.0	15.9
31.12.2001	4.0	7.7	8.0	15.3

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Risk Management

Interest rate risk

Essen Hyp not only calculates the value at risk, but also, since the beginning of 2001, the potential market value loss of the whole portfolio in the case of a general interest rate rise of 1 basis point (bp) and 100 bp from one business day to another. These calculations are executed for all maturities, taking into consideration certain predefined breakpoints ("traffic light system"). Essen Hyp thus complies with the requirements set out by the German Federal Banking Supervisory Authority (BAKred), which are binding on all mortgage banks since April 1st, 2001. This basis point value, calculated with the help of the key rate method, may, in the case of an interest rate increase of 100bp, not exceed a certain limit in proportion to the liable capital pursuant to Section 10 of the German Banking Act (KWG). This limit is fixed by the German Banking Supervisory Authority (BAKred).

Date	Average utilization
28.02.2001	10.86%
31.03.2001	13.16%
30.04.2001	17.14%
31.05.2001	17.03%
30.06.2001	18.02%
31.07.2001	14.90%
31.08.2001	18.21%
30.09.2001	17.27%
31.10.2001	18.86%
30.11.2001	16.60%
31.12.2001	14.27%

These figures are calculated daily and are reported to the BAKred monthly in arrears. Own capital is charged at zero percent interest. The transaction that has the longest running maturity is taken into consideration. Since April 2001 Essen Hyp also makes these reports available to the rating agencies Moody's, Standard & Poor's and Fitch.

However, the coefficient calculated with the help of this method does not indicate to what extent the liable capital is already exposed to other credit risks. Nonetheless, with a total capital ratio of 15.3% (percentage required by law: 8%) and a core capital ratio of 7.7% (percentage required by law: 4%) as of December 31st, 2001, Essen Hyp has "free capital" as a further security in addition to the limitation of interest rate risks in accordance with the BAKred stipulations and to the limitation of the interest rate risks through value at risk calculations.


€ Mio.
Liable capital not tied up by risk assets
1200
1000
800
600
400
200
0
liable capital not tied up by risk assets
20% limit
interest rate risk with an interest rate change of 100 bp
liable capital tied up by risk assets
Jan 01 Feb 01 Mar 01 Apr 01 May 01 Jun 01 Jul 01 Aug 01 Sep 01 Oct 01 Nov 01 Dec 01

Ratings

Overview

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Ratings

Overview

Ratings	S & P	Moody's	Fitch
Pfandbriefe			
- public-sector	AAA	Aa1	AAA
- mortgage	not rated	Aa2	not rated
Long-term counterparty rating	A- (outlook negative)	A2 (outlook stable)	A+ (outlook stable)
Short-term counterparty rating	A-2	P-1	F1
Notes issued under the Debt Issuance Program			
- Senior Unsecured Debt	A-	A2	not rated
- Subordinated Debt	BBB+	A3	not rated
Commercial Paper Program	A-2	P-1	not rated

▷ Standard & Poor's — Rating analysis from June 09th, 2000 and recent ratings as of December 19st, 2001.

▷ Moody's — No recent rating analysis available.

▷ Fitch — Extract; the complete report can be obtained from Fitch.

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Overview updates

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Overview Updates

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Subject	Update period	Last update
Public-sector loans		
Breakdown of cover pool		
by rating	monthly	12. 2001
by borrowers and regions	monthly	12. 2001
by countries	monthly	12. 2001
by risk weighting	monthly	12. 2001
Effects of increasing/falling interest rates on the cover pool´s market value	monthly	12. 2001
Surplus cover	monthly	12. 2001
Non-cover assets		
Breakdown of non-cover assets		
by rating	monthly	12. 2001
by borrowers	monthly	12. 2001
by countries	monthly	12. 2001
by risk weighting	monthly	12. 2001
Mortgage Loans		
Breakdown of mortgage portfolio		
by type of property, region and LTV	quarterly	12. 2001
Foreign loans by type of property, country and LTV	quarterly	12. 2001
Surplus cover	monthly	12. 2001
Breakdown of non-cover mortgage loans		
Loans with a LTV > 60%	monthly	12. 2001
Derivatives		
Counterparty ratings	monthly	12. 2001
Yield curve distribution	monthly	12. 2001
Risk Management		
Value-at-risk	monthly	12. 2001
Worst-case scenario	monthly	12. 2001
Interest rate risk	monthly	12. 2001
Grundsatz I	monthly	12. 2001
Grundsatz II	monthly	12. 2001

HYPOTHEKENBANK IN ESSEN AG

Gildehofstrasse 1 □ D-45127 Essen □ Germany

PO Box 10 18 61 □ D-45018 Essen □ Germany

Tel.: +49 (0) 2 01 / 81 35-0 □ Fax: +49 (0) 2 01 / 81 35-2 00

www.essenhyp.com □ info@essenhyp.com

Auf einen Blick

	2000	2001
Bilanzsumme	58.771	69.553
Ausleihungen		
Hypothekendarlehen	2.271	3.003
Kommunalkredite	36.097	36.841
fremde Wertpapiere	16.493	24.349
andere Forderungen	2.415	2.703
Begebene Schuldverschreibungen		
Hypothekenpfandbriefe	1.272	1.305
öffentliche Pfandbriefe	47.015	54.519
sonstige Schuldverschreibungen/		
andere Verbindlichkeiten	9.170	12.182
Neugeschäft		
Hypothekendarlehen	1.216	1.366
Kommunalkredite	13.714	5.297
fremde Wertpapiere	12.494	16.632
Eigenkapital		
eingezahltes Kapital und Rücklagen*)	426	554
Genussrechte	255	279
Nachrangige Verbindlichkeiten	244	298
Zins- und Provisionsüberschuss	161,2	170,9
Allgemeine Verwaltungsaufwendungen		
Personalaufwand	9,8	10,6
andere Verwaltungsaufwendungen	8,9	9,5
Abschreibungen auf Sachanlagen	3,5	3,4
Betriebsergebnis	98,5	108,1
Jahresüberschuss	66,7	72,3
Gewinnrücklagendotierung	0,0	0,0
Dividendenbetrag	66,7	72,3

g noch ausstehender Einlagen im Jahr 1993

HYPOTHEKENBANK IN ESSEN AG

Geschäftsbericht 2001



Inhalt

Die Grafiken, Bilder und Interviews sind nicht Bestandteil des Lageberichts.

Aufsichtsrat

Dr. Axel Frhr. v. Ruedorffer

Vorsitzender; Mitglied des Vorstands
der Commerzbank AG, Frankfurt/Main
(ab 19. März 2001)

Klaus-Peter Müller

Vorsitzender; Sprecher des Vorstands
der Commerzbank AG, Frankfurt/Main
(bis 19. März 2001)

Dr. Wolfgang Schuppli

Stellvertretender Vorsitzender;
Rechtsanwalt, Wiesbaden

Dieter Disse

Hypothekenbank in Essen AG, Essen

Ute Gibbels

Hypothekenbank in Essen AG, Essen

Dr. Wolfgang Hönig

Generalbevollmächtigter
der Commerzbank AG, Frankfurt/Main
(bis 31. Dezember 2001)

Andreas de Maizière

Mitglied des Vorstands
der Commerzbank AG, Frankfurt/Main
(ab 19. März 2001)

Dr. Eric Strutz

Leiter Konzernsteuerung
der Commerzbank AG, Frankfurt/Main
(ab 1. Januar 2002)

Vorstand

Hubert Schulte-Kemper

Vorsitzender, Marl

Michael Fröhner

Dortmund
(ab 1. Januar 2002)

Wolfgang H. Müller

Erkrath
(bis 31. Dezember 2001)

Harald Pohl

Oberhausen

Erhard Tiemann

Witten
(bis 31. Juli 2001)

Beirat

Friedrich Abel

Mitglied des Vorstands der Hochtief AG, Essen

Harold Hörauf

Persönlich haftender Gesellschafter der HSBC Trinkaus & Burkhardt KGaA, Düsseldorf

Dr. Hans-Joachim Jacob

Wirtschaftsprüfer, Darmstadt
(ab 1. November 2001)

Prof. Dr. Paul Klemmer

Vorstand des Rheinisch-Westfälischen Instituts für Wirtschaftsforschung, Essen

Uwe Kruschinski

Mitglied des Vorstands der Hamburgische Landesbank-Girozentrale, Hamburg

Dr. Klaus Marquardt

Vorsitzender des Aufsichtsrats der Westfalenbank AG, Bochum

Herman Marth

Vorsitzender des Vorstands der RAG Immobilien AG, Essen

Klaus Pohl

Geschäftsführer der Treuhandstelle für Wohnungsunternehmen in Bayern GmbH, München

Dr. Udo Scheffel

Sprecher des Vorstands der Bayerische Immobilien AG, München

Berta Schuppli

Dipl. Oek., Wiesbaden

Priv. Doz. Dr. Ulf R. Siebel

Rechtsanwalt, Frankfurt/Main

Generalbevollmächtigte

Thomas Kaysh

Marl

Hans-Jürgen Kröncke

Haltern

Treuhänder

Dieter Eberle

Rechtsanwalt, Essen

Dr. h.c. Wolfgang Ziemann

Stellvertreter, Essen
(bis 31. August 2001)

Dr. Johannes Werner Schmidt

Stellvertreter, Essen

Dr. Thomas Geer

Stellvertreter, Essen
(ab 16. Oktober 2001)



Hubert Schulte-Kemper,
Vorsitzender des Vorstands

Sehr geehrte Geschäftsfreunde,

die deutschen Hypothekenbanken kamen im Jahr 2001 in den Genuss einer in diesem Maße noch nie da gewesenen Aufmerksamkeit auf den nationalen und internationalen Kapitalmärkten, innerhalb der Bankenlandschaft sowie in der Presse. Ursache war die überaus große Themenvielfalt, der sich die Branche im Berichtsjahr zu stellen hatte. Im Vordergrund standen die Überschriften: Konzentrationsprozess, Zukunft des Pfandbriefs, Kostenstruktur, Return on Equity, Basel II und Globalisierung. Aber auch die vermeintlich kleineren Headlines – zum Beispiel die zur Novellierung des Hypothekenbankgesetzes, zum Wegfall der Gewährträgerhaftung für öffentlich-rechtliche Kreditinstitute und zum Auslaufen der Anrechnungserleichterung des gewerblichen Realkredits in den Großkreditvorschriften – belegen, dass sich der Bankensektor einschließlich der deutschen Hypothekenbanken in einem Prozess des tiefen Umbruchs mit enormen Herausforderungen befindet.

Jede Hypothekenbank muss ihren Weg finden, die gestellten Aufgaben zu lösen. Fusionen deutscher Hypothekenbanken können ein Weg sein, über Größe einerseits und daraus erzielbare Synergien andererseits die von den jeweiligen Eigentümern geforderte Eigenkapitalrentabilität nachhaltig zu erreichen. Meines Erachtens ist Größe als Kriterium zur Behauptung im Wettbewerb nicht das allein entscheidende Moment. Die Gravitationskraft, bewirkt durch Masse, ist unbestreitbar. Aber fängt sie nicht auch Teile ein, die gar nicht gewünscht sind? Die optimale Unternehmensgröße richtet sich vielmehr nach den Geschäftsfeldern, die ein Unternehmen für seine Tätigkeit in den Fokus nimmt. Insofern ist die Fusion nicht die einzige mögliche Antwort auf das sich wandelnde Umfeld im Hypothekenbankengeschäft. Ganz in diesem Sinne begegnen Banken den neuen Herausforderungen mit unterschiedlichen, in Bezug auf die Fusion sogar mit konträren Maßnahmen. Hier wird der Erfolg auch über die Spezialisierung durch Aufspaltung gesucht.

Die Hypothekenbank in Essen AG tritt nicht erst mit Vorlage dieses Geschäftsberichts den Beweis an, dass sie für die Gegenwart und Zukunft gewappnet ist. Wir konnten trotz schwieriger Kapitalmarktverhältnisse im Jahr 2001 den höchsten Zins- und Provisionsüberschuss in der Geschichte unseres Hauses erzielen. Mit € 170,9 Mio. übertrafen wir den guten Vorjahreswert nochmals um 6 %. Auf der anderen Seite konnten wir die Aufwandspositionen weiterhin auf niedrigem Niveau halten. Wie im Vorjahr weisen wir eine Cost-Income Ratio von nur 13,8 % aus und belegen damit im internationalen Vergleich einen Spitzenplatz. Für unsere Aktionäre errechnet sich ein Return on Equity nach Steuern in Höhe von 13,5 %.

Zum Erfolgsrezept der Hypothekenbank in Essen AG gehört, dass sie sich frühzeitig auf die sich ändernden Rahmenbedingungen eingestellt hat. Eines der Kernprobleme, das mit sinkenden Margen und daher niedrigeren Erträgen erst wirklich virulent geworden ist, ist die so genannte Kostenfalle, in der sich viele Banken vorgeblich oder tatsächlich befinden. Die Hypothekenbank in Essen AG ist in diesem Bereich, messbar an unserer Cost-Income Ratio, richtig aufgestellt.

An dieser Positionierung werden wir auch zukünftig festhalten. Die Struktur unserer Geschäftstätigkeit erlaubt es uns, dauerhaft mit einer relativ geringen Personalstärke alle anstehenden Aufgaben zu meistern. In unserer Positionierung als Kreditgeber der öffentlichen Hand haben wir den Nachweis erbracht, dass wir erfolgreich bestehen können. Unser zweites Hauptgeschäftsfeld, das Immobilienfinanzierungsgeschäft, werden wir weiter ausbauen. Dies wird uns ohne wesentliche Neueinstellungen gelingen, da wir unsere eigenen Vertriebsaktivitäten nicht ausbauen werden. Grund dafür ist, dass wir verstärkt im Konzern und mit am Markt tätigen Immobilienbanken auf die Kreditvermittlung und die konsortiale Zusammenarbeit setzen. Daneben wollen wir im Rahmen der Freiräume unserer Bilanz Immobilienkredite ankaufen. Wie bereits im Staatskreditgeschäft wird zukünftig nicht mehr Deutschland unser Heimatmarkt sein, sondern – ausgewählt nach strengen Kriterien – europäische Länder. Darüber hinaus treffen wir die notwendigen Vorbereitungen, um nach der Novelle des HBG insbesondere in den USA tätig zu werden.

Von entscheidender Bedeutung für den Erfolg der Hypothekenbank in Essen AG waren und werden weiterhin die Refinanzierungskosten sein. Aufgrund der hervorragenden Qualität unseres Hauptrefinanzierungsinstruments, des öffentlichen Pfandbriefs, sind wir in der Lage, uns zu günstigen Konditionen zu refinanzieren. Obgleich wir Einbußen in unserem Institutsrating hinnehmen mussten, bewerten Standard & Poor's sowie Fitch unsere öffentlichen Pfandbriefe ihrem Risikogehalt entsprechend mit dem bestmöglichen Ergebnis: dem Triple-A. Moody's hat allerdings, bedingt durch seine Ratingsystematik, ein Aa1 vergeben. Durch das Splitt-Rating erwarten wir keine bedeutsamen Nachteile. Wir glauben jedoch, durch unsere Philosophie der größtmöglichen Transparenz nationale und internationale Investoren von der Qualität unserer Emissionen überzeugen zu können. Im persönlichen Gespräch, genauso wie über unsere Homepage im Internet, informieren wir detailliert und zeitnah über unser Unternehmen und unsere Leistungsfähigkeit.

Gleichzeitig wissen wir, dass die Qualifikation unserer Mitarbeiterinnen und Mitarbeiter für die Zukunftsfähigkeit der Hypothekenbank in Essen AG von ausschlaggebender Bedeutung ist. Nur wenn es unumgänglich ist, werden wir Spezialisten neu einstellen. Unser Hauptaugenmerk ist jedoch darauf gerichtet, das Know-how und das Verständnis für die Gesamtzusammenhänge der Bank bei unseren Mitarbeiterinnen und Mitarbeitern durch hauseigene Weiterbildungsmaßnahmen wie die „Essen Hyp University“ und andere Qualifizierungsmaßnahmen zu fördern. Wir haben damit 2001 begonnen. Diese Maßnahmen werden uns in den nächsten Jahren kontinuierlich begleiten.

Sehr geehrte Geschäftsfreunde, die Hypothekenbank in Essen AG feierte Ende Januar 2002 ihr 15-jähriges Jubiläum. Wir blicken mit Stolz zurück auf das Erreichte und voller Zuversicht in die Zukunft. Wir danken Ihnen für die außerordentlich gute Zusammenarbeit, für den offenen Dialog und für Ihr Vertrauen, das wir auch künftig rechtfertigen werden.

Helmut Schülte-Kemper

Lagebericht des Vorstands

Internationalisierung als Strategie für den Erfolg – der Weg, den die Hypothekenbank in Essen AG seit Mitte der 90er Jahre mit aller Kraft verfolgt, hat sich auch 2001 ausgezahlt. Der Aufwärtstrend hat Bestand: Der Jahresüberschuss ist zum siebten Mal hintereinander angestiegen. Die Ertragslage übertraf sogar zum Abschluss unsere eigenen Erwartungen.

Auf den angestammten Geschäftsfeldern der Essen Hyp, die Vergabe von Krediten an die öffentliche Hand und die Ausreichung von Hypothekarkrediten, konnten wir uns behaupten. Die Entwicklung der Bank trotzte dabei den durch den weltweiten Wachstumseinbruch bedingten schlechten Rahmenbedingungen.



360
40
NE
60
80
E
100

Weltwirtschaft 2001 im Zeichen der Rezession

Die weltwirtschaftliche Abkühlung, welche in der Jahresmitte 2000 begonnen hatte, bewegte sich gegen Ende des Berichtszeitraums am Rand einer globalen Rezession. Im Sommer gab es zwar erste Anzeichen für das Durchschreiten der Talsohle. Diese schwanden jedoch nach den Terror-Anschlägen vom 11. September. In den G3-Währungsgebieten (USA, Euroland und Japan) schrumpfte in der zweiten Jahreshälfte die Wirtschaftsleistung – zum ersten Mal seit 1982. Im Gesamtjahr konnte jedoch eine bescheidene Wachstumsrate von rund einem Prozent erreicht werden. Ursache für die Eintrübung des weltwirtschaftlichen Klimas waren mehrere Faktoren, darunter die zurückliegenden geldpolitischen Straffungen, der Anstieg der Öl- und Gaspreise im Jahr 2000 sowie die Korrekturen im Bereich der Hochtechnologien.

Deutschland zählt zu den Schlusslichtern im Euroland. Die wirtschaftliche Schwäche zeigte sich auch in Deutschland. Die Wachstumsrate des kalenderbereinigten Bruttoinlandproduktes verringerte sich von 3,2 % im Boomjahr 2000 auf 0,8 % im Berichtszeitraum. Deutschland gehört damit zu den Schlusslichtern im Euroland. Hierfür waren in erster Linie der Einbruch der Ausrüstungsinvestitionen sowie die weiterhin rückläufigen Bauinvestitionen ursächlich. Das Wachstum der privaten Konsumausgaben, welches dank der steuerlichen Entlastungen in der ersten Jahreshälfte noch rege war, kam in der zweiten Jahreshälfte zum Erliegen. Der Außenbeitrag leistete hingegen im Berichtszeitraum einen Wachstumsbeitrag von rund einem Prozentpunkt.

Deutliche Lockerung der Geldpolitik. Abflauende Konjunktur und damit einhergehende fallende Rohstoffpreise führten zu maßgeblichen Veränderungen am kurzen Ende der Zinskurve: Die Währungshüter reduzierten ihre Notenbanksätze. Gleich elf Mal in Folge senkte die Federal Reserve im Berichtszeitraum ihre Leitzinsen, der Tagesgeldzielsatz wurde von 6,5 % am Jahresanfang um 475 Basispunkte auf 1,75 % am Jahresende reduziert. Tagesgeld befand sich damit zum Jahresende auf dem niedrigsten Stand seit 1961.
Im Euro-Währungsgebiet dominierte eine verhaltenere Geldpolitik: Die Europäische Zentralbank (EZB) senkte erstmals im Mai 2001 ihre Leitzinsen. Im Gesamtjahr betrug die monetäre Lockerung 150 Basispunkte. Der wichtigste EZB-Schlüsselzins stand am Jahresende bei 3,25 %.

Rasante Berg- und Talfahrt an den Rentenmärkten. Schnell wechselnde Stimmungen bedingten eine volatile Entwicklung der internationalen Rentenmärkte. Tonangebend war die Entwicklung in den Vereinigten Staaten: Bis in den März 2001 hinein profitierten lang laufende Rentenwerte von den geldpolitischen Lockerungen. Jedoch löste im Frühjahr das beschleunigte Geldmengenwachstum bei den Marktteilnehmern die Sorge aus, dass die US-Notenbank mit ihrer Geldpolitik die Inflation anheizen könnte. Die Ren-

diten zehnjähriger US-Staatsanleihen zogen in der Spitze bis auf 5,5 % Ende Mai 2001 an. Danach wurden die Inflationssorgen durch Zweifel an der vielfach prognostizierten raschen Konjunkturerholung verdrängt. Letzte Hoffnungen schwanden nach den Terroranschlägen am 11. September.
Als „safe haven“ dienten den Anlegern in dieser Zeit die Märkte für Staatsanleihen diesseits und jenseits des Atlantiks. Zusätzlich beflügelte die Entscheidung des US-Schatzamtes vom 31. Oktober, keine 30-jährigen Anleihen mehr begeben zu wollen, die Kursentwicklung von lang laufenden Staatstiteln. Einen Tag später erreichten die Renditen von zehnjährigen Schuldtiteln des US-Schatzamtes mit 4,1 % ihren Jahrestiefststand.
Konjunkturoptimismus kehrte Mitte November mit der Veröffentlichung von überraschend hohen Einzelhandelsumsätzen zurück. In der Folge schnellten die Renditen von zehnjährigen US-Staatsanleihen innerhalb von drei Wochen um rund 90 Basispunkte nach oben. Sie rentierten Ende 2001 mit nicht ganz 5,1 % wieder auf dem Niveau des Jahresbeginns.
Auch der deutsche Rentenmarkt zeigte ein volatiles Kursgeschehen, wobei die Renditeänderungen weniger heftig ausfielen als in den USA. Aus der positiven Zinsdifferenz von zehnjährigen US-Staatsanleihen gegenüber Bundesanleihen mit kongruenter Laufzeit wurde in den Monaten September und Oktober ein Zinsnachteil.
Als sich jedoch in den letzten beiden Monaten des Berichtszeitraums die Auffassung verfestigte, dass die Vereinigten Staaten aufgrund der besonders expansiven Geld- und Fiskalpolitik die Wirtschaftsschwäche als Erste überwinden würden, stellte sich wieder ein Renditevorsprung US-amerikanischer Staatsanleihen ein. In diesem Umfeld fiel die Rendite von zehnjährigen Pfandbriefen von 5,4 % zu Beginn des Berichtszeitraums bis auf ein Jahrestief von 4,6 % Anfang November. Im Zuge der US-Vorgaben zogen die Pfandbriefrenditen in den letzten Wochen des Jahres wieder an. Ende 2001 betrug die Effektivverzinsung von zehnjährigen Pfandbriefen gut 5,2 %.

Geld- und Rentenmarktentwicklung 2001 in Euroland in %



6
5,5
5
4,5
4
3,5
3
2,5
2
1,5
Jan.
Feb.
März
April
Mai
Juni
Juli
Aug.
Sep.
Okt.
Nov.
Dez.
Spitzenrefinanzierungsfazilität
10-jährige Pfandbriefe
5-jährige Pfandbriefe
Dreimonatsgeld
Einlagenfazilität

Quellen: Bloomberg, EZB

Kapitalmarktgeschäft: Erwartungen voll erfüllt

Ziele für 2001 erreicht. Im Rahmen unserer Planung für das Jahr 2001 hatten wir die ausgeprägte Volatilität an den Geld- und Kapitalmärkten in diesem Maße nicht erwartet. Gleichwohl sind wir aufgrund der erkennbaren Tendenz zur weltwirtschaftlichen Rezession von sinkenden Geld- und Kapitalmarktrenditen ausgegangen und haben unsere Zinsposition entsprechend ausgerichtet.

Aktivgeschäft

Im Berichtsjahr hat die Bank Kredite mit einem Volumen von € 21,9 Mrd. (Vorjahr: € 26,2 Mrd.) gewährt, davon € 17,8 Mrd. (€ 21,3 Mrd.) deckungsfähige Darlehen bzw. Wertpapiere.
Der Anteil der Kredite an inländische öffentliche Haushalte an den Neuausleihungen hat sich mit € 9,4 Mrd. gegenüber 2000 (€ 3,9 Mrd.) mehr als verdoppelt. Dafür reduzierte sich das Neugeschäft mit öffentlich-rechtlichen Adressen aufgrund der Ausnutzung intern festgelegter oder gesetzlicher Kreditobergrenzen um mehr als die Hälfte auf € 6,6 Mrd. (€ 14,3 Mrd.).
Der Brüsseler Kompromiss vom 18. Juli 2001, wonach öffentlich-rechtliche Banken im Jahre 2005 aufgrund des Wegfalls von Anstaltslast und Gewährträgerhaftung ihren Sonderstatus verlieren werden, hat sich im Berichtsjahr nicht auf unser Geschäft ausgewirkt. Dies resultierte aus der Regelung, dass sowohl der Altbestand an Forderungen gegenüber öffentlich-rechtlichen Banken als auch bis zum 18. Juli 2005 ausgegebene Neukredite, sofern diese vor dem 31. Dezember 2015 fällig werden, im Sinne der für uns maßgeblichen gesetzlichen Vorschriften uneingeschränkt deckungsfähig sind. Erst ab Juli 2005 entfällt mit der Aufhebung der Gewährträgerhaftung endgültig die Deckungsfähigkeit der Neukredite an öffentlich-rechtliche Kreditinstitute.







Abb. links: Generalbevollmächtigter Thomas Kaysh, Leiter des Fachbereichs Treasury

Abb. rechts oben: Hauke Finger, stellv. Leiter des Fachbereichs Treasury

Abb. rechts unten: Günter Pless, stellv. Leiter des Fachbereichs Treasury

Die Kreditvergabe an ausländische Schuldner summierte sich 2001 auf € 5,6 Mrd. Davon konnten wir € 1,8 Mrd. (€ 3,1 Mrd.) in die Deckung für unsere öffentlichen Pfandbriefe nehmen. Von den verbleibenden € 3,8 Mrd. sind € 1,1 Mrd. Kredite an so genannte EU-Schwellenländer bzw. EU-Beitrittskandidaten sowie € 0,2 Mrd. Kredite an kanadische Schuldner vergeben worden. Diese Kredite haben wir bereits heute – im Vorgriff auf eine mittelfristig gegebene Deckungsfähigkeit – zu auskömmlichen Margen in die Bücher genommen. € 2,5 Mrd. haben wir im Rahmen unserer verfügbaren Gelder in hochliquiden Wertpapieren gut gerateter europäischer Kreditinstitute angelegt.

Bislang dürfen gemäß den Bestimmungen des Hypothekenbankgesetzes (HBG) bis zu 10 % des Deckungsbestands aus Krediten an ausländische öffentliche Adressen bestehen, in deren Ländern das Befriedigungsvorrecht der Pfandbriefgläubiger im Falle der Insolvenz der Bank nicht anerkannt ist. Diese Möglichkeit nutzen wir derzeit zum Ankauf von Wertpapieren von Schuldnern einwandfreier Bonität aus. Eine Steigerung des Neugeschäfts in diesem Bereich ist entsprechend erst zu erwarten, wenn voraussichtlich 2004 die EU-Insolvenzrichtlinie in den jeweiligen EU-Staaten in nationales Recht umgesetzt sein wird. De jure gilt dann in diesen Ländern das Befriedigungsvorrecht der Pfandbriefgläubiger, so dass diese Adressen von der „10 %-Grenze“ des HBG nicht mehr betroffen sein werden. Gleichzeitig bedeutet diese Veränderung für unser Haus, dass wir ab dem Jahr 2004 die Geschäftsmöglichkeiten mit den entsprechenden Adressen ausweiten und neue Kundengruppen erschließen können. Wir gehen davon aus, dass wir damit den Wegfall der Kredite öffentlich-rechtlicher Banken für unser Deckungsgeschäft ab 2005 mehr als ausgleichen können.
Daneben haben wir, wie bereits in den Vorjahren, unser Kreditportfolio optimiert. Unter Berücksichtigung von Relative-Value-Analysen tauschen wir Schuldscheine und Wertpapiere gegen besser rentierliche, Laufzeit kongruente Finanzinstrumente. Dies tun wir, ohne das Kreditrisikoprofil unseres Portfolios wesentlich zu verändern.
Eine detaillierte Zusammensetzung unseres öffentlichen Deckungsstocks sowie unseres Außerdeckungsgeschäfts können Investoren auf unserer Homepage www.essenhyp.com abrufen. Die Angaben werden monatlich aktualisiert und sind nach allen wichtigen Merkmalen gegliedert.

links: Gliederung des öffentlichen Deckungsstocks in %;
Stand: 31.12.2001

rechts: Staatskredit nach Schuldnern jeweils zum Jahresende in Mrd. €


9,1
51,1
9,9

Bestand: 54,1 Mrd. €

Bundesrepublik Deutschland, Sondervermögen des Bundes und die deutschen Bundesländer, KfW
EU Auslandskredite
Öffentlich-rechtliche Kreditinstitute und Sparkassen
Städte, kommunale Zweckverbände, Organisationen ohne Erwerbszweck und kommunalverbürgte Darlehen


60
50
40
30
20
10
0
31
41
49
52
61
1997
1998
1999
2000
2001

Inländische öffentliche Schuldner
Inländische öffentlich-rechtliche Schuldner
Ausländische öffentliche Schuldner





Abb. links: Heidi Riedel, Leiterin des Geldhandels

Abb. rechts: Heinrich Strack, Senior Rentenhändler

Passivgeschäft

Jumbos/Globals – Essen Hyp zählt zu den Marktführern. Die Hypothekenbank in Essen AG hat ihre Position als einer der bedeutendsten Jumbo-Emittenten weltweit ausgebaut. Zum Jahresultimo befanden sich Jumbo-Pfandbriefe unseres Hauses mit einem Volumen von € 37,8 Mrd. (€ 33,3 Mrd.) im Umlauf. Der Jumbomarkt hat derzeit ein Gesamtvolumen von € 400,4 Mrd. Mit einem Anteil von 9,4 % (9,0 %) wuchs die Essen Hyp zum zweitgrößten Jumbo- und Global-Pfandbriefemittenten.

Im Jahr 2001 emittierten wir Jumbos mit einem Volumen von € 9,0 Mrd. Das Gesamtvolumen der Neuemissionen am Markt belief sich auf € 68,9 Mrd. Mit einem Anteil von 13 % nehmen wir hier die Rolle des Spitzenreiters ein. Besondere Aufmerksamkeit verdient dabei unsere 10-jährige Benchmark Pfandbrief-Emission über € 5 Mrd. zu Beginn des Jahres. Sie dokumentiert den Erfolg unserer Strategie, die Attraktivität des Pfandbriefs als Investment für internationale Anleger kontinuierlich zu steigern: Nur noch 29 % dieser Emission wurden in Deutschland platziert, 60 % jedoch im europäischen Ausland, 11 % in den USA und in Asien.

Die wachsende Internationalisierung zeigt sich zudem in der Platzierung aller seit 1997 von der Essen Hyp begebenen Jumbo- und Global-Pfandbriefe. Die Emissionskonsorten haben es geschafft, 45 % aller bisher von uns emittierten Jumbos und Globals mit einem Gesamtvolumen von € 53,6 Mrd. im Erstabsatz an ausländische Adressen zu verkaufen.

Internationale Platzierung unserer gesamten Jumbo- und Global-Pfandbriefe seit 1997 in %


2
38
55

Deutschland
Europa (ohne Deutschland)
Asien
USA

Zu den größten Investorengruppen gehörten annähernd paritätisch zum einen Finanz- und Kreditinstitute und zum anderen Fondsgesellschaften, Zentralbanken und Versicherungen.
Auf der elektronischen Handelsplattform Euro Credit MTS sind wir mit drei Anleihen engagiert. Derzeit werden 28 Emissionen, davon 25 deutscher Emittenten, über dieses Handelssystem abgewickelt.
Insgesamt emittierten wir 2001 Schuldverschreibungen in Höhe von € 31,2 Mrd. (€ 20,8 Mrd.). Damit zählten wir im Berichtsjahr erneut zu den größten privaten Emissionshäusern Europas und konnten unser hervorragendes Kapitalmarktstanding weiter stärken. Von diesem Neugeschäft entfielen € 16,2 Mrd. (€ 9,8 Mrd.) auf öffentliche Pfandbriefe, € 0,4 Mrd. (€ 0,7 Mrd.) auf Hypothekenpfandbriefe und € 14,6 Mrd. (€ 10,3 Mrd.) auf sonstige Schuldverschreibungen. Diese Gelder haben wir zum großen Teil über unser CP- und Debt Issuance Program aufgenommen und zur Liquiditätssteuerung eingesetzt.

CP-Program bleibt wichtiges Instrument der Refinanzierung im kurzfristigen Bereich. Zur unkomplizierten und kostengünstigen Refinanzierung haben wir auch im Berichtsjahr unser Commercial Paper Program genutzt. 2001 erfolgten 314 (326) Ziehungen im Umfang von € 9,9 Mrd. in den Währungen Euro, Britisches Pfund, US-Dollar und Yen, die das Volumen des Vorjahres um € 0,6 Mrd. überstiegen. Die Ausnutzung des Programms zum Jahresultimo lag bei € 1,3 Mrd.

Debt Issuance Program auf € 15 Mrd. erhöht. Ungebrochen großer Nachfrage erfreut sich unser im Mai 1998 gestartetes DIP, das wir über weltweit operierende Banken platzieren. Aufgrund der permanenten Ausnutzung bis zur Programmgrenze haben wir es im Berichtsjahr von € 10 Mrd. auf € 15 Mrd. aufgestockt. Schon kurz nach Abschluss der dazu notwendigen Maßnahmen erfolgten im November 2001 die ersten Ziehungen aus dem neuen Volumen. Insgesamt wurden 2001 32 Ziehungen in Euro, Britischem Pfund und Yen mit einem Gesamtvolumen von fast € 9 Mrd. getätigt. Schwerpunkt bildeten auch hier Ziehungen mit kurzen Laufzeiten bis zu 18 Monaten zu attraktiven Renditen.

Börseneinführungen. Im Jahr 2001 haben wir 66 (46) Emissionen an der Rheinisch-Westfälischen Börse zu Düsseldorf (RWB) mit einem Volumen von € 21,7 Mrd. (€ 10,9 Mrd.) neu eingeführt. Das Gesamtvolumen unserer dort gelisteten Anleihen beträgt € 58,3 Mrd. (€ 45,1 Mrd.). Davon sind 10 Emissionen in einer Größenordnung von € 7,3 Mrd. (€ 2,0 Mrd.) zusätzlich an den Börsen in London oder Luxemburg notiert. Weitere 7 in Fremdwährungen begebene Anleihen mit einem Volumen von € 1,6 Mrd. (€ 2,1 Mrd.) sind ausschließlich in Luxemburg oder Paris gelistet.

Umlauf der Essen Hyp-Schuldverschreibungen jeweils zum Jahresende in Mrd. €


60
50
40
30
20
10
0
34
43
52
52
62
1997
1998
1999
2000
2001
Hypotheken-pfandbriefe
Öffentliche Pfandbriefe
Sonstige Schuldverschreibungen

Großen Wert legen wir auf die schnelle Börseneinführung, die in Deutschland durch ein Rahmenzulassungsverfahren mit der RWB gesichert ist. Im Interesse der Anleger genießt die marktkonforme Kurspflege einen herausragenden Stellenwert. Sie sichert die Liquidität unserer Papiere. Für unsere Jumbos und Globals stellen die Market-Maker bzw. Konsorten jederzeit marktgerechte Kurse innerhalb fester Bid-Offer-Spreads.

Ratings

Gleiche Qualität trotz niedrigerer Ratings. 2001 stuften die drei großen Rating-Agenturen unsere Konzernmutter, die Commerzbank AG, herab. Damit einher ging ein Downgrading des Institutsratings der Essen Hyp: Unser langfristiges Institutsrating wurde von den Rating-Agenturen Moody`s und Fitch um jeweils einen Notch und von Standard & Poor`s um zwei Notches heruntergesetzt.

Für Standard & Poor`s und Fitch hatte dieser Schritt keine Auswirkung auf das Rating unserer öffentlichen Pfandbriefe, da beide Rating-Agenturen den Pfandbrief und den öffentlichen Deckungsstock analysieren und bewerten. Dabei betrachten sie neben der Zusammensetzung und der Qualität der Deckungswerte, wie sich die Marktwerte des Deckungsstocks und unserer öffentlichen Pfandbriefe bei unterschiedlichen Zinsszenarien zueinander verhalten. Die Berücksichtigung der gesetzlichen Absicherung und der besonderen Bankenaufsicht, der eine Hypothekenbank unterliegt, runden neben weiteren Faktoren die Bewertung ab. Fazit: Unsere öffentlichen Pfandbriefe sind weiterhin von beiden Agenturen mit dem Prädikatsrating AAA ausgezeichnet.

Eine systembedingte Korrektur nahm jedoch Moody`s vor: Dort wurden unsere öffentlichen Pfandbriefe um einen Notch gesenkt, da gemäß der Ratingphilosophie von Moody`s der maximale Abstand zwischen dem langfristigen Institutsrating – in unserem Fall A2 – und dem öffentlichen Pfandbriefrating vier Stufen betragen darf. Für uns bleibt festzustellen, dass die Herabstufung nicht mit der Qualität unserer Deckungswerte und der Sicherheit unserer Pfandbriefe begründet sein kann. Davon kann sich jeder Investor auf unserer Homepage selbst überzeugen: Dort findet er u. a. detailliert die Zusammensetzung unseres Deckungsstocks nach diversen Gesichtspunkten, die Überdeckung sowie den Marktwert der Deckungswerte und der öffentlichen Pfandbriefe. Dabei berücksichtigt ist auch ein angenommener Zinsanstieg oder eine Zinssenkung „über Nacht" von 100 Basispunkten. Durch das gesplittete Rating haben sich unsere Refinanzierungskosten im Pfandbriefbereich um ca. zwei Basispunkte verteuert. Auch die Refinanzierungskosten im kurzfristigen Bereich sind durch das Downgrading unseres CP-Program durch Standard & Poor`s auf A2 um wenige Basispunkte angestiegen.

Rating-Übersicht Stand: 26.02.2002

	Fitch	Standard & Poor's	Moody's
Öffentliche Pfandbriefe	AAA	AAA	Aa1
Hypothekenpfandbriefe	nicht bewertet	nicht bewertet	Aa2
Langfristiges Institutsrating	A*	A-**	A2*
Kurzfristiges Institutsrating	F1	A-2	P-1
Ziehungen unter dem Debt Issuance Program			
- Erstrangige unbesicherte Emissionen	nicht bewertet	A-	A2
- Nachrangige Verbindlichkeiten	nicht bewertet	BBB+	A3
Commercial Paper Program	nicht bewertet	A-2	P-1

* outlook stable ** outlook negative



Ute Gibbels, Leiterin der Abteilung Öffentlichkeitsarbeit



Investor Relations

Investoren-Information ist „Crystal Clear". Wesentlicher Faktor für unseren Erfolg war im Jahr 2001 erneut die hervorragende Zusammenarbeit mit unseren nationalen und internationalen Kapitalmarktpartnern. Die Bandbreite unserer Produkte reicht von hochliquiden Anleihen mit bestmöglichen Ratings bis hin zur schnellen Bereitstellung strukturierter Schuldverschreibungen nach Wünschen der Investoren. Um in diesem Geschäftsfeld wachsen zu können, ist ein kontinuierlicher und von Offenheit geprägter Dialog mit unseren Bankpartnern und den Investoren erforderlich. Daher haben wir uns im Berichtsjahr mit großem zeitlichem und personellem Aufwand der Pflege und dem Ausbau unserer Investor Relations gewidmet.

Der persönliche Kontakt zu unseren Geschäftsfreunden gehört zur Tradition der Hypothekenbank in Essen AG. Nur so können langjährige Verbindungen vertieft und neue vertrauensvolle Kontakte aufgebaut werden. Deshalb organisiert die Bank jedes Jahr internationale Roadshows, die Gelegenheit zum direkten Gespräch bieten. Dazu zählt, dass wir die Fragen unserer Kreditgeber, unserer Investoren, offen und ausführlich beantworten. Oftmals folgen wir dabei den Einladungen der Market-Maker unserer Jumbo-Pfandbriefe, die uns ihren Endkunden präsentieren wollen.

Im Jahr 2001 fanden Treffen mit vielen wichtigen Investoren innerhalb Deutschlands, Europas sowie im amerikanischen Raum statt. Stationen waren auf dem europäischen Kontinent unter anderem Helsinki, Kopenhagen, Prag, Wien, Madrid und Paris; in den USA New York, Boston, Delaware und Philadelphia. Das Besuchsprogramm in Asien wurde von uns unter den Eindrücken des Terrorangriffs am 11. September in das Jahr 2002 verschoben.
Aktuelle Informationen bieten wir unseren Investoren darüber hinaus auf unserer Homepage. Dort können sie ihr eigenes Credit Research über die Essen Hyp durchführen und sich ausführlich z. B. über die Qualität unseres Deckungsstocks und unserer Außerdeckungswerte informieren.
Wie unsere Internet-Seite aufgebaut ist, verdeutlichen wir Ihnen anhand der zum 31.12.2001 veröffentlichten Zahlen als Anlage zu diesem Geschäftsbericht.
Für diese Politik der Transparenz wurden wir als eine der wenigen deutschen Hypothekenbanken im Rahmen des Wettbewerbs „Transparency Survey" der Finanzzeitschrift „International Financing Review" mit der bestmöglichen Auszeichnung „Crystal Clear" bewertet. Auch auf diesem Weg wollen wir das Vertrauen der Investoren in unser Haus und unsere Produkte rechtfertigen.

Kapitalmarktgeschäft – Ausblick auf die Jahre 2002 bis 2004

Globale Erholung der Konjunktur. Das Wirtschaftsjahr 2002 wird nach unserer Einschätzung von den Vorzeichen eines weltwirtschaftlichen Aufschwungs und der Vorbereitung auf sich ändernde gesetzliche und aufsichtsrechtliche Rahmenbedingungen gekennzeichnet sein.

USA 2002 wieder Lokomotive der Weltwirtschaft. Im Verlauf des Jahres 2002 werden die weltweiten Leitzinssenkungen des Jahres 2001, verbunden mit gesunkenen Rohöl- und Gaspreisen, eine Erholung der Weltwirtschaft bewirken. Die Vorreiterrolle werden die Vereinigten Staaten übernehmen, weil dort die Fiskalpolitik mit expansiven Maßnahmen schnell und entschlossen auf den Konjunktureinbruch in 2001 reagiert hat. Da im Berichtsjahr allgemein Lagerbestände deutlich reduziert wurden, wird das Wiederauffüllen einen zusätzlichen Beitrag zum Wachstum leisten.
Gedämpfter sind die Erwartungen für das Euro-Währungsgebiet. Aufgrund der auf Haushaltskonsolidierung bedachten Fiskalpolitik wird der Aufschwung hier nur moderat ausfallen.

Zinssenkungsphase im Euroland nicht abgeschlossen. Auch zum Ende des Jahres 2001 mangelte es in der europäischen Wirtschaft an eindeutigen Indikatoren, die auf ein baldiges Ende der Konjunkturschwäche schließen lassen. Entsprechend erwarten wir, dass die EZB ihre Geldpolitik nochmals

lockern wird. Dieser Prognose steht auch nicht die Entwicklung der Geldmenge M3 entgegen, welche die erste Säule der geldpolitischen Strategie der EZB bildet. Im Zeitraum von September bis November 2001 lag der Dreimonatsdurchschnitt der jährlichen Wachstumsraten von M3 zwar bei 7,4 % und übertraf somit den EZB-Referenzwert von 4,5 % deutlich, jedoch relativiert die EZB diese beschleunigte Geldmengenausweitung mit dem Verweis auf die gestiegenen Unsicherheiten nach den Terroranschlägen vom 11. September. Die EZB erklärt dies vor allem mit Vermögensumschichtungen von Aktien und anderen langfristigen Finanzanlagen in die in M3 enthaltenen liquiden, kurzfristigen Anlageformen. Es sei zu erwarten, dass diese Mittel in Zukunft wieder in den Kapitalmarkt zurückfließen und nicht eine inflationstreibende Nachfrage nach Gütern und Dienstleistungen entfalten werden.
Der Preisanstieg hat aufgrund der mit den fallenden Rohstoffpreisen einhergehenden globalen Wachstumsschwäche merklich nachgelassen. Die Teuerungsrate wird im Frühjahr 2002 die 2 % unterschreiten und sich im Sommer der 1 %-Marke annähern.

Steigende Kapitalmarktrenditen durch US-Vorgaben. Konjunkturschwäche im Euroland, Leitzinssenkungen der EZB und rasch fallende Teuerungsraten – diese Indikatoren sprächen normalerweise für eine ausgesprochen freundliche Entwicklung am heimischen Rentenmarkt. Aber selbst drei Jahre nach Bildung der Währungsunion folgen die hiesigen Kapitalmärkte noch immer den US-Vorgaben. In den Vereinigten Staaten wird der von uns prognostizierte Aufschwung im Verbund mit Leitzinserhöhungen der Federal Reserve einen Anstieg der Kapitalmarktrenditen bewirken. Diesem Sog wird sich der deutsche Rentenmarkt trotz der günstigen Einflussfaktoren aus dem Inland nicht entziehen können.

Dirk Chlench, Leiter der Abteilung Research





Erweiterte Geschäftsmöglichkeiten

Interview mit Abteilungsdirektor Alexander van Echelpoel, Leiter des Fachbereichs Gesamtbanksteuerung, zu den Themen Änderung des Hypothekenbankgesetzes und Basel II



Welche Chancen und Risiken sehen Sie in Bezug auf die geplante Änderung des Hypothekenbankgesetzes, zukünftig deckungsfähige Kredite in den USA, Kanada, Schweiz und Japan herauszulegen?
Hypothekenbanken arbeiten in einem rechtlich sehr engen Rahmen, der das Risiko begrenzen soll. Die Ausweitung der Geschäftsmöglichkeiten auf die genannten Länder birgt – bei einem entsprechenden Risikomanagement – nicht mehr Risiken als die Kreditvergabe an Staaten und Kommunen in der Europäischen Union. Unsere Chancen liegen in der weiteren Diversifizierung unseres Deckungsstocks. Da Hypothekenbanken grundsätzlich auf eine buy-and-hold-Strategie eingestellt sind, bieten sich darüber hinaus attraktive Margen bei überschaubaren Kreditrisiken – insbesondere bei nicht so liquiden Staatspapieren.

Welche Adressen werden Sie sich anschauen?
Wenn Sie sich die Zusammensetzung unseres Deckungsstocks ansehen, dann werden Sie feststellen, dass wir lediglich einen Anteil von rd. 10 % unseres Bestands an originären Kommunalkrediten, sprich Darlehen an Städte und kommunale Regiebetriebe, in den Büchern haben. Und dies, obwohl wir mit den Gesetzen und Gepflogenheiten deutscher Kommunen sehr vertraut sind und das Risiko entsprechend einschätzen können. Bezogen auf die derzeit erzielbaren Margen und die im Verhältnis zur Kreditgröße höhere Verwaltungstätigkeit sind größere Stückzahlen und Volumina zurzeit nicht angezeigt. Sofern wir im größeren Stil eine Kreditvergabe an Kommunen der vier „Erweiterungsländer" planen würden, müssten wir ein entsprechendes Back-Office und Know-how vorhalten. Dies dürfte sich in der Anfangsphase kaum rentieren. Aus diesem Grund haben wir beschlossen, uns vornehmlich mit Krediten direkt an den Staat bzw. mit Krediten, die über eine Staatsgarantie verfügen, zu beschäftigen. Hier gibt es gerade in den USA eine Vielzahl von Möglichkeiten, entsprechend strukturierte Darlehen direkt bzw. im Sekundärmarkt zu erwerben.

Welche Auswirkungen wird Basel II auf die Vergabe von Staatskrediten haben?
Basel II wird es ermöglichen, mit der Kreditvergabe an die öffentliche Hand bzw. an öffentlich-rechtliche Stellen Margen durchzusetzen, die sich am Risikogehalt des entsprechenden Kredites orientieren. Wir gehen davon aus, dass sich die Margen von Kreditnehmern im Double-A bzw. Single-A Bereich teilweise deutlich verbessern werden. Basel II wird auch bei den Staatskrediten mehr Transparenz schaffen. Dies wird auch dem Investor unserer öffentlichen Pfandbriefe zugute kommen, der sich aufgrund der von uns im Internet veröffentlichten Informationen einen eigenen Überblick über die Qualität der Kredite in unserem Deckungsstock verschaffen und damit sein eigenes Rating ableiten kann. Die Qualität des Pfandbriefs wird durch Basel II noch offensichtlicher werden als sie es bislang schon ist. Insgesamt bietet Basel II aus unserer Sicht – auch unter Berücksichtigung der EDV-technischen Anforderungen – viele Vorteile.

Basel II – Neue Maßstäbe wirken im Voraus. Voraussichtlich 2006 wird mit Basel II ein neues Regelwerk in Kraft treten, nach dem Banken – neben anderen Bestimmungen – zukünftig risikoadjustiert und nicht pauschaliert Eigenkapital für ihre Kreditrisiken vorhalten müssen. Dabei wird dem externen und/oder internen Rating des Kreditnehmers eine wichtigere Rolle zukommen. In der Folge von Basel II wird eine differenziertere Margenstruktur entstehen. Sie wird dazu führen, dass gute Risiken weniger Eigenkapital binden und damit geringere Margen bringen. Weniger gute hingegen werden aufgrund der höheren Eigenkapitalbindung überproportional höhere Margen erfordern und damit auch brutto mehr Ertrag erwirtschaften müssen.
Im Kreditgeschäft müssen schon jetzt die Auswirkungen von Basel II berücksichtigt werden. Deshalb legen wir auch bei der Auswahl von öffentlichen bzw. öffentlich-rechtlichen Kreditnehmern – natürlich unter Berücksichtigung der nationalen gesetzlichen Gegebenheiten – strenge Maßstäbe an, um die Auswirkungen ggf. zukünftiger Kreditspreadausweitungen aufgrund höherer Eigenkapitalunterlegungspflichten bei gegebenen Ratings möglichst gering zu halten.

Änderung Hypothekenbankgesetz – Erweiterung des Kommunalkreditgeschäfts. In der Jahresmitte 2002 erwarten wir die Novellierung des Hypothekenbankgesetzes. Der Gesetzgeber will uns auf diesem Weg u. a. ermöglichen, das deckungsfähige Kommunalkreditgeschäft auf die Staaten Schweiz, Japan, Kanada und USA auszuweiten. Allerdings gilt für sie die „10 %-Grenze“ gem. HBG für die Aufnahme in den Deckungsstock. Eine unmittelbare Kreditvergabe in diesen Ländern beabsichtigen wir nicht. Stattdessen planen wir, entsprechend gut geratete Kredite im Sekundärmarkt über unsere Kapitalmarktpartner zu kaufen.

Bilanzsummenplanung – Moderates Wachstum der Bilanzsumme anvisiert. Auf der Grundlage unserer Wirtschafts- und der daraus abgeleiteten Kapitalmarktprognose planen wir für das Jahr 2002 mit einem geringen Wachstum der Bilanzsumme von wenigen Milliarden Euro. Unter Berücksichtigung der Fälligkeiten im Laufe des Jahres 2002 und einem weiterhin aktiven Spread-Management wird das Brutto-Aktiv-Neugeschäftsvolumen voraussichtlich zwei Drittel des Neugeschäftsvolumens des Jahres 2001 erreichen.

Investor Relations – Zahl internationaler Präsentationen wächst weiter. Direkte Gespräche mit den Investoren und Präsentationen unseres Hauses in Europa, den USA und in Asien werden auch im Jahr 2002 eine bedeutende Rolle einnehmen. Wir sind der Überzeugung, dass wir mit der unverändert erstklassigen Qualität unseres Pfandbriefs und einer offensiven Informationspolitik auch in Zukunft dem Vertrauen der Anleger gerecht werden können.

Immobilienfinanzierung: Neuausrichtung zeigt Erfolg

Pläne für 2001 realisiert – Hypothekengeschäft wächst. Eine positive Bilanz ziehen wir auch für das Hypothekengeschäft. Die Strategie, den Bestand an Hypotheken deutlich zu erweitern und gleichzeitig steigende Verwaltungskosten zu vermeiden, ist aufgegangen. Mit über 5.000 Beleihungen im Gesamtvolumen von rund € 1,4 Mrd. konnten wir den Vorjahreswert um € 0,2 Mrd. übertreffen. Von unseren neu herausgelegten Darlehensmitteln entfielen insgesamt 71 % (84 %) auf Bestandsimmobilien, 29 % (16 %) dienten der Neubaufinanzierung.

Entsprechend unseren Vorgaben haben wir Risiken selektiert und uns von Geschäftsfeldern mit engen Margen ferngehalten. Aus diesem Grund haben wir 2001 Darlehensanträge mit einem Volumen von € 1,9 Mrd. abgelehnt.

Zum Ausbau dieses Geschäftsfeldes hatten wir eigene Kreditgewährungen genauso eingeplant wie die Vermittlung über den Konzern, Beteiligungen an Konsortialfinanzierungen und den Ankauf von Forderungen.

Gleichwohl konnten wir Ankäufe von Hypothekendarlehen in größeren Paketen im Berichtsjahr noch nicht realisieren. Ursache waren vor allem zu unterschiedliche Margenvorstellungen und unsere Risikoeinschätzung. Dennoch halten wir für die Zukunft daran fest, Hypothekenforderungen von Bankpartnern oder Versicherungen zu erwerben, wenn das Risiko, die Abwicklungsmodalitäten und der Preis stimmen.

Die Zinsanpassungsquote im Bestandsgeschäft lag im Berichtsjahr mit 86 % (80 %) auf dem Niveau der zurückliegenden Jahre.

Aktivgeschäft

Deutschland. Bei Betrachtung der regionalen Verteilung der Neuausleihungen zeigt sich, dass wir € 1,2 Mrd. des Gesamtvolumens von € 1,4 Mrd. innerhalb Deutschlands getätigt haben. Bis auf einen Teilbetrag von € 50 Mio. haben wir nur Immobilien beliehen, die in den westdeutschen Bundesländern liegen. Nach unserer Bewertung wird das Risiko bei Finanzierungen in den ostdeutschen Bundesländern nach wie vor nicht adäquat bezahlt.
Im Segment der wohnwirtschaftlichen Beleihungen haben wir im Berichtsjahr € 559 Mio. (€ 936 Mio.) zugesagt. Davon entfallen 90 % auf das Retailgeschäft, das die Beleihung von Ein- und Zweifamilienhäusern sowie von Eigentumswohnungen umfasst. Speziell für dieses Retailgeschäft haben wir ein Verfahren entwickelt, das es uns ermöglicht, die komplette Bearbeitung – bis auf die Festsetzung des Beleihungswerts – auszulagern. Dazu haben wir ein Direktzusageverfahren installiert, mit dem Mitarbeiter der Commerzbank AG – im Rahmen der von uns genau definierten Abläufe und durch Anwendung eines spezifizierten Scoring-Systems – in unserem Namen und für unsere Rechnung Kredite gewähren können. Die Verwaltung der Hypothekendarlehen übernimmt eine Servicegesellschaft, mit der wir 2001 einen Kooperationsvertrag geschlossen haben. Über dieses Outsourcing konnten wir den gesamten Kreditprozess sehr schlank gestalten. Ein Ausbau unseres Personalstamms war nicht notwendig.

Michael Fröhner, Mitglied des Vorstands, im Gespräch mit Mitarbeitern des Fachbereichs Hypotheken





Thomas Link (l.) und Hergen Dieckmann, Referenten für Auslandsfinanzierungen

Seit nunmehr zwei Jahren führen wir dieses Direktzusageverfahren zusammen mit der Commerzbank AG durch. Daneben haben wir Ende 2001 ein zweites Kooperationsabkommen mit einer weiteren Partnerbank abgeschlossen. 2002 beabsichtigen wir, weitere ähnlich strukturierte Rahmenabkommen mit anderen Kreditinstituten, auch aus dem öffentlich-rechtlichen Bereich, abzuschließen.
Für den Bereich Gewerbekredit gelten bei uns unverändert strenge Maßstäbe für Bonität, Lage, Branchenpotenzial und Marge. Im Berichtsjahr haben wir Kredite für gewerbliche Immobilien in Deutschland in Höhe von € 716 Mio. (€ 90 Mio.) herausgelegt, wobei dieses Volumen durch eine Kreditzusage über € 511 Mio. an eine bonitätsmäßig gute Adresse bei rein erststelligen Beleihungen diverser Immobilien gekennzeichnet ist.

Ausland. Auf der Basis von Sondierungsgesprächen und Marktanalysen im Jahr 2000 haben wir erstmals im Jahr 2001 außerhalb des Konzerns ausländische Büroimmobilien mit € 91 Mio. beliehen. Der Schwerpunkt unseres Engagements lag dabei auf Großbritannien.
Um dieses Geschäft auch in Zukunft sachgerecht und kompetent bearbeiten zu können, haben wir uns mit zwei Kreditspezialisten für die Immobilienmärkte Großbritannien und Frankreich verstärkt. Weiterhin hat unsere Bank Anfang des Jahres 2002 eine Repräsentanz in London eröffnet. Damit wollen wir sicherstellen, dass die Betreuung unserer Konsortial- und Kooperationspartner vor Ort gewährleistet ist. Die Verantwortung für die Bearbeitung der Kredite sowie die Kreditentscheidung verbleiben jedoch in der Essener Zentrale.

Hypothekendarlehensbestand

links: Gliederung nach Immobilienarten in %

rechts: Gliederung nach Regionen in %


23,5
18,1
2,4
2,3
1,5
40,1


7,6
22,2
55,9

Büroflächen
Handels- und Einzelhandelsstätten
Hotels und Gaststätten
Produktionsstätten
Lagerhallen und Ausstellungsgebäude
Sonstige

Eigengenutzte Wohnobjekte
Mietwohnungsbau

Gewerbeobjekte West
Gewerbeobjekte Ost
Gewerbeobjekte Ausland

Wohnungsbau West
Wohnungsbau Ost

Auslastung der freien Mittel gem. 5 Abs. 1 Nr. 2 HBG in %


20
15
10
5
0
gesetzliche Obergrenze
11,8
1999
2000
2001

Freie Darlehensteile. Der Anteil der freien Darlehensteile, also der Hypothekenkredite, die oberhalb der ersten drei Fünftel des Verkaufswertes des Grundstücks respektive der Immobilie abgesichert sind und deshalb nicht als Deckung für unsere Hypothekenpfandbriefe genutzt werden dürfen, liegt bereits seit Jahren grundsätzlich unterhalb von 15 %. Gesetzlich erlaubt sind 20 %. Auch in dieser Kennziffer drückt sich unsere risikoorientierte Kreditgewährung aus.

Ausblick auf die Jahre 2002 bis 2004

Basel II – Neue Maßstäbe wirken im Voraus. Das neue Regelwerk „Basel II" und die darauf basierende EU-Richtlinie stellen an das Hypothekengeschäft zusätzliche Herausforderungen: Es muss ein Kriterienkatalog erstellt werden, mit dem Immobilienobjekte geratet werden können. Hierbei müssen auch historische Ausfallraten herangezogen werden. Diese Aufgabe gehen die im Verband Deutscher Hypothekenbanken (VDH) zusammengeschlossenen Hypothekenbanken gemeinsam an. Wir erhoffen uns von diesem Weg ein Immobilienrating, das Benchmark-Funktion besitzen könnte. Die Arbeiten dazu sollen im Jahr 2002 weitgehend abgeschlossen werden.
Wir als Hypothekenbank in Essen AG setzen große Hoffnung in dieses standardisierte und standardisierende Objekt-Rating, da es unserer Politik der Transparenz entgegenkommt. Wir können so die Immobilienfinanzierung für die Käufer unserer Hypotheken-Pfandbriefe noch umfassender und – insbesondere unter wirtschaftlichen Aspekten – nachvollziehbarer darstellen.

Zukunft des Hypothekengeschäfts

Interview mit Bankdirektor Wolfgang Böving, Leiter des Fachbereichs Hypotheken, zu den Themen Änderung des Hypothekenbankgesetzes, Basel II und der Zukunft des Hypothekengeschäfts





Welche Chancen und Risiken sehen Sie in Ihrem Bereich in Bezug auf die geplante Änderung des Hypothekenbankgesetzes?

Die reinen Hypothekenbanken unterliegen zum einen den sehr strengen Anforderungen des Hypothekenbankgesetzes und zum anderen einer besonderen bankenaufsichtsrechtlichen Überwachung. Dies soll sicherstellen, dass sowohl das Deckungs- als auch das Außerdeckungsgeschäft nur überschaubare Risiken beinhalten. Mit der Ausweitung der Geschäftstätigkeit auf die drei Länder USA, Kanada und Japan hat der Gesetzgeber nur nachvollzogen, dass sich die Risikostruktur in diesen Immobilienmärkten zwar von den deutschen bzw. von den europäischen Immobilienmärkten unterscheiden kann, die Immobilienmärkte allerdings gut strukturiert, rechtlich geregelt und weitgehend transparent sind. Das Risiko ist demzufolge überschaubar und für eine Hypothekenbank angemessen. Daneben sind in diesen Immobilienmärkten durchaus höhere Margen bei vergleichbaren Risikostrukturen erzielbar als derzeit in den europäischen Immobilienmärkten.

Mit welchen Neugeschäftsvolumina planen Sie?

Leider hat sich der Gesetzgeber nicht dazu durchringen können, diese Darlehen als für die Deckung von Hypothekenpfandbriefen mögliche Darlehen auszuzeichnen. Dies bedeutet, wir können derartige Darlehen nur über unbesicherte Schuldverschreibungen, und damit teurer als mit Pfandbriefen, refinanzieren. Auf der anderen Seite ist das Gesamtvolumen an Krediten, das wir in diesen Staaten ausreichen dürfen, auf das Dreifache unseres haftenden Eigenkapitals beschränkt. Da wir unsere Vertriebskanäle und auch unsere Expertise in den Vereinigten Staaten und Kanada erst aufbauen müssen – wir beabsichtigen die enge Zusammenarbeit mit unserer Konzernmutter und anderen Marktpartnern – planen wir für 2002 und 2003 realistisch nur mit relativ bescheidenen Abschnitten. Spätestens 2004 beabsichtigen wir allerdings, die Volumina schnell, aber risikoorientiert aufzubauen. Mit dem japanischen Markt werden wir uns vorerst nicht beschäftigen.

Welche Auswirkungen wird Basel II auf die zukünftige Vergabe von Hypothekendarlehen haben?

Die deutschen Hypothekenbanken haben auf die Anforderungen von Basel II nach einem hoch entwickelten Rating-Ansatz schnell reagiert. Gemeinsam erarbeiten sie ein Objekt-Rating-Verfahren für Immobilienfinanzierungen. Wir gehen davon aus, dass dieser Rating-Ansatz mittelfristig eine Benchmark-Funktion erhalten wird. Wenn sich demzufolge annähernd standardisierte Rating-Kriterien am Markt etablieren, wäre damit eine wesentliche Voraussetzung geschaffen, Risiken im Immobiliengeschäft transparent und vergleichbar zu machen. Dies wird deutliche Auswirkungen auf die Margengestaltung haben, da die Marge in einem noch stärkeren Maße als bisher risikoadjustiert verhandelt und akzeptiert werden muss.

Änderung Hypothekenbankgesetz – Erweiterung des Hypothekengeschäfts. Die 2002 bevorstehende Änderung des Hypothekenbankgesetzes wird neue Perspektiven für das Hypothekengeschäft eröffnen. Dazu zählt, dass das Außerdeckungsgeschäft ebenfalls in Kanada, in den USA und in Japan möglich wird. Für uns sind dabei die beiden erstgenannten Märkte von vorrangigem Interesse. Derzeit schaffen wir die rechtlichen Voraussetzungen, um das Kreditgeschäft in den USA aufnehmen zu können. Mit Blick auf die Erzielung auskömmlicher Margen bieten sich aus unserer Sicht in den Vereinigten Staaten attraktive Marktpotenziale. Aufbauend auf dieser Einschätzung ist es unsere Absicht, im nächsten Jahr in diesem Bereich mit ausgesuchten Kooperationspartnern und im Konzernverbund Erfahrungen zu sammeln und Expertise zu gewinnen. Wir beabsichtigen, zunächst nur kleinere Abschnitte in ausgesuchten Immobilienteilmärkten der genannten Länder über das Eingehen von Konsortialbeteiligungen in die Bücher zu nehmen. Mittelfristig soll durch den gezielten Ausbau unseres internationalen Immobilienkreditgeschäfts eine Diversifizierung des Kreditportfolios erreicht werden, um so für Marktschwankungen in den verschiedenen Immobilienmärkten möglichst unanfällig zu sein. Bislang ist unserer Portfolio zu 90 % auf in Deutschland gelegene Immobilien ausgerichtet.

Geschäftsplanung. In den Jahren 2002 bis 2004 planen wir mit einem Neugeschäftsvolumen von jährlich € 2 bis € 3 Mrd.
Aus den oben genannten Gründen zur Diversifikation werden wir uns verstärkt um das ausländische Immobilienkreditgeschäft in ausgewählten Ländern bemühen. Wir gehen aufgrund unseres Dialogs mit führenden, internationalen Immobilienbanken davon aus, als Konsortialpartner an der Kreditvergabe teilnehmen zu können. Unsere Planungen sehen in diesem Marktsegment ein Neugeschäftsvolumen in der Größenordnung von bis zu € 1 Mrd. p. a. vor.
Aus dem mit der Commerzbank AG etablierten und Ende 2001 mit einem neuen Partner zusätzlich vereinbarten Direktzusageverfahren erwarten wir im Retailgeschäft ein jährliches Neugeschäftsvolumen von € 500 Mio. Sofern es uns gelingt, weitere Kooperationsverträge für das Direktzusageverfahren abzuschließen, wird sich dieses Volumen entsprechend ausweiten.
Darüber hinaus wollen wir jährlich eine Milliarde Euro gewerbliche Immobilienfinanzierungen in Deutschland akquirieren bzw. durch Forderungskäufe von Versicherungen oder anderen Kreditinstituten in die Bücher nehmen.
Es ist uns bewusst, dass diese Planung sehr ambitioniert ist. Dennoch sind

wir überzeugt, dass wir mit unserer Strategie, die auf Kooperation mit im Markt tätigen Banken setzt, mittelfristig das gesetzte Volumenziel erreichen können, ohne ein eigenes Akquisitionsnetz aufbauen zu müssen. Entscheidend für die Umsetzung unserer Pläne sind jedoch nicht die Volumina. Vielmehr wird weiterhin ausschlaggebend sein, ob die Risikostruktur des Geschäfts unseren Vorstellungen entspricht und ob ein akzeptabler Return on Equity zu erzielen ist.

Gesamtes Kreditgeschäft
Finanzierungsvolumen in Mio. €

	Bestand				Neuzusagen			
Gesamtvolumen	67.832				23.295			
Staatsfinanzierung	59.717				17.798			
davon Deutschland		49.974				15.981		
davon 0 %-Gewichtung			32.298				10.246	
10 %-Gewichtung			6.582				1.687	
20 %-Gewichtung			11.094				4.048	
davon international		9.743				1.817		
davon 0 %-Gewichtung			5.382				1.411	
10 %-Gewichtung			0				0	
20 %-Gewichtung			4.086				406	
100 %-Gewichtung			275				0	
Immobilienfinanzierung	3.040				1.366			
Wohnimmobilien		1932				559		
davon Deutschland			1.931				559	
davon Realkredit				1.782				534
freie Darlehensteile				149				25
davon international			1				0	
davon Realkredit				1				0
freie Darlehensteile				0				0
Gewerbeimmobilien		1.108				807		
davon Deutschland			811				716	
davon Realkredit				601				618
freie Darlehensteile				210				98
davon international			297				91	
davon Realkredit				246				68
freie Darlehensteile				51				23
sonstige fremde Wertpapiere	5.075				4.131			

Bilanzsumme um 18 % gesteigert

Im Berichtsjahr 2001 liegt die Entwicklung der Bilanzsumme unseres Hauses im oberen Bereich unserer Planungen. Sie stieg im Berichtszeitraum um € 10,8 Mrd. (€ 2,9 Mrd.) auf € 69,6 Mrd. und übertrifft damit die Marke von € 58,8 Mrd. aus dem Jahr 2000 um 18 %.

Entwicklung der Bilanzsumme

in Mrd. €


70
60
50
40
30
20
10
0
1,1
69,6
87 88 89 90 91 92 93 94 95 96 97 98 99 00 01

Entwicklung wichtiger Bilanzpositionen in Mrd. €


70
60
50
40
30
20
10
0
36,8 36,1
24,3 16,5
3,0 2,3
59,0 49,7
69,6 58,8
Kommunal-
kredite
fremde
Wertpapiere
Hypotheken
verbriefte
Verbindlichkeiten
Bilanzsumme
2001
2000

Ertrag: Zinsüberschuss erreicht Rekordhoch

Die Hypothekenbank in Essen AG konnte im Jahr 2001 ihre Ertragskraft weiter steigern. Im Geschäftsjahr verzeichnete unsere Bank den höchsten Zins- und Provisionsüberschuss seit ihrer Gründung: Dieser stieg auf € 170,9 Mio. (€ 161,2 Mio.) und übertrifft damit den des Jahres 2000 um 6,0 %.
Zu berücksichtigen ist, dass u. a. durch das stark gewachsene Retailgeschäft die Provisionszahlungen aus dem Kreditgeschäft um 84,4 % auf € 11,8 Mio. (€ 6,4 Mio.) gestiegen sind und somit den Zins- und Provisionsüberschuss belasten. Jedoch handelt es sich dabei um einmalig anfallende Kosten, die durch die zukünftigen Erträge aus den Krediten mehr als kompensiert werden.
Die Verwaltungsaufwendungen wuchsen um € 1,4 Mio. bzw. 6,3 % auf € 23,6 Mio. (€ 22,2 Mio.). Die anderen Verwaltungsaufwendungen einschließlich der Abschreibungen auf Sachanlagen machten dabei mit € 0,6 Mio. ca. zwei Fünftel der gesamten Aufwandssteigerung aus.
Aufgrund des bereits in früheren Jahren mit Blick auf die sich abzeichnenden Veränderungen der gesetzlichen und geschäftspolitischen Rahmenbedingungen aufgebauten Personalstamms war die Bewältigung der vielfältigen und umfangreichen Aufgaben im Berichtsjahr durch unser Haus jederzeit gewährleistet. Entsprechend fiel bei den Personalaufwendungen der Anstieg der Löhne und Gehälter und der Sozialabgaben um rd. € 0,8 Mio. moderat aus.
Weit unter dem Durchschnitt der Branche liegt auch im Jahr 2001 mit 13,8 % (13,8 %) unsere Cost-Income Ratio, das Verhältnis von Verwaltungsaufwand zu Zins- und Provisionsüberschuss. Dieser sehr niedrige Quotient belegt die gleichermaßen schlanke wie effiziente Organisationsstruktur unserer Bank.

Das Betriebsergebnis vor Risikovorsorge und vor den Erträgen aus der Veräußerung unserer Beteiligungen an der Bankhaus Bauer AG und an der *Erste* Europäische Pfandbrief- und Kommunalkreditbank Luxemburg AG verbesserte sich um 5,3 % auf € 151,1 Mio. gegenüber € 143,5 Mio. im Jahr 2000.

Unverändert strenge Maßstäbe, die allen erkennbaren Markt- und Einzelrisiken ausreichend Rechnung tragen, gelten für die Dotierungen unserer Risikovorsorgemaßnahmen. So haben wir für die Risikovorsorge im Hypothekengeschäft insgesamt € 16,6 Mio. (€ 15,3 Mio.) eingestellt. Die saldierten Aufwendungen und Erträge aus dem Wertpapierbereich beinhalten vornehmlich kapitalmarktbedingte Abschreibungen, aber auch Kursgewinne und -verluste, die z. B. im Rahmen unseres Spread-Managements erwirtschaftet wurden. Insgesamt beträgt die Risikovorsorge € 47,9 Mio. (€ 45,0 Mio.).

Für das Betriebsergebnis vor Steuern ergibt sich damit die Summe von € 108,1 Mio. (€ 98,5 Mio.), eine Steigerung von 9,7 % gegenüber dem Jahr 2000. Hier beweist sich das ertragsorientierte Handeln unserer Bank: Das Betriebsergebnis ist 2001 stärker als der Zinsüberschuss gewachsen und übertrifft die Anstiegsrate der Verwaltungsaufwendungen.

Ergebnisstruktur der Bank im Vergleich zum Vorjahr

	2001 in Mio. €	2000 in Mio. €	Veränderungen in %
Zinserträge und andere laufende Erträge	3.175,1	2.839,1	11,8
- Zinsaufwendungen	2.992,4	2.671,5	12,0
= Zinsüberschuss	182,7	167,6	9,0
- Saldo Provisionsergebnis	11,8	6,4	84,4
= Zins- und Provisionsüberschuss	170,9	161,2	6,0
- Nettoaufwand aus Finanzgeschäften	0,1	0,0	—
- Personalaufwand	10,6	9,8	8,2
- andere Verwaltungsaufwendungen	9,5	8,9	6,7
- Abschreibungen auf Sachanlagen	3,4	3,5	- 2,9
= Teilbetriebsergebnis	147,3	139,0	6,0
+ Saldo sonstige betriebliche Erträge und Aufwendungen	3,8	4,5	- 15,6
= Betriebsergebnis vor Risikovorsorge	151,1	143,5	5,3
- Risikovorsorge	47,9	45,0	6,4
+ Erträge aus Veräußerungen von Beteiligungen	4,9	0,0	—
= Betriebsergebnis	108,1	98,5	9,7
- Steuern	35,8	31,8	12,6
= Jahresüberschuss	72,3	66,7	8,4

Ertragsherkunft und Ertragsverwendung in Mio. €



183
168
175
150
125
100
75
50
25
0
9
4
12
6
11
10
13
12
48
45
36
32
72
67
Zins-überschuss
Saldo sst. Erträge und Aufwendugen*
Provisions-aufwand
Personal-aufwand
Sach-aufwand
Risiko-vorsorge
Steuern
Gewinn-verwendung
Ertragsherkunft
Ertragsverwendung
2001
2000

* und Veräußerungserträge von Beteiligungen in 2001

Der Steueraufwand betrug € 35,8 Mio. (€ 31,8 Mio.). Nach Abzug der Ertragsteuern hat die Essen Hyp im Geschäftsjahr 2001 einen um € 5,6 Mio. höheren Jahresüberschuss von € 72,3 Mio. (€ 66,7 Mio.) erwirtschaftet – die siebte Steigerung in Folge. Unsere Kernkapitalverzinsung nach Steuern errechnet sich zum Jahresende mit 13,5 % (13,9 %), bezogen auf das im Jahresverlauf durchschnittlich gehaltene bilanzielle Eigenkapital.
Bedingt durch den planmäßigen Ausbau des Neugeschäfts sowie das aktive Spread-Management hat sich im Berichtsjahr die Kapitalbindung unserer Aktiva erhöht. Zum Bilanzstichtag lag die Eigenkapitalquote im Grundsatz I bei 15,3 % (17,9 %); die Kernkapitalquote erreichte 7,7 % (9,0 %). Beide Kennziffern übertreffen die geforderten Mindestnormen von 8 % bzw. 4 % und bieten ausreichende Möglichkeiten, weiter margen- und bonitätsmäßig attraktives Kreditgeschäft zu betreiben.

Entwicklung des Jahresüberschusses in Mio. €



80
70
60
50
40
30
20
10
0
72,3
3,1
87
88
89
90
91
92
93
94
95
96
97
98
99
00
01

Gewinnverwendung

Wir werden der Hauptversammlung vorschlagen, eine unveränderte Dividende in Höhe von 18 % auf das dividendenberechtigte Kapital von € 201,3 Mio. zu zahlen (auszuschüttender Betrag: € 36,2 Mio.) sowie den verbleibenden Bilanzgewinn in Höhe von € 36,1 Mio. als Bonus-Dividende aus Anlass des 15-jährigen Bestehens der Hypothekenbank in Essen AG, das wir am 23. Januar 2002 gefeiert haben, an unsere Aktionäre auszukehren. Das bilanzielle haftende Eigenkapital von € 1,1 Mrd. bleibt damit auf dem Vorjahresstand.

Bericht zu verbundenen Unternehmen

Nach der uns zugegangenen Mitteilung hält die Commerzbank AG in Frankfurt am Main mit 51 % unverändert die Mehrheit unseres Aktienkapitals. Gemäß § 312 Aktiengesetz hat der Vorstand für den berichtspflichtigen Zeitraum einen Bericht über die Beziehungen zu verbundenen Unternehmen erstellt, der mit der Erklärung schließt: „Nach den Umständen, die uns in dem Zeitpunkt bekannt waren, in dem Rechtsgeschäfte mit verbundenen Unternehmen vorgenommen wurden, hat unsere Gesellschaft in jedem Fall eine angemessene Gegenleistung erhalten. Maßnahmen im Interesse oder auf Veranlassung von verbundenen Unternehmen wurden weder getroffen noch unterlassen."



Abb. oben: Norbert Boddenberg, Leiter des Fachbereichs Bilanzen und Steuern



Risikobericht

Risikoüberwachungssysteme

Ziel der Essen Hyp ist es, den Unternehmenswert abzusichern und im vorgegebenen Risikorahmen weiter zu steigern. Hierzu müssen wir die Organisation ständig weiterentwickeln, um Risiken zu erkennen, zu quantifizieren und zu qualifizieren. Nur so machen wir sie transparent und beherrschbar. Unser umfassendes Risikomanagementsystem liefert uns täglich Wissen, das wir für unsere strategischen Entscheidungen nutzen und das uns Chancen erkennen lässt.

Die Führung der Hypothekenbank in Essen AG muss einerseits eine verantwortungsvolle, auf die Wertschöpfung ausgerichtete Steuerung sicherstellen und andererseits die effektive Kontrolle des Unternehmens gewährleisten. Hypothekenbanken als Spezialkreditinstitute unterliegen in ihrer Geschäftstätigkeit u. a. gesetzlichen Beschränkungen, die sich aus dem Hypothekenbankgesetz und einschlägigen Verlautbarungen des Bundesaufsichtsamtes für das Kreditwesen ableiten. Die Beachtung dieser Vorschriften und die Verpflichtung, den ständig steigenden Anforderungen der Marktteilnehmer gerecht zu werden, erfordern ein Handling von Risiken und prägen das Bild einer modernen Hypothekenbank. Durch die weit reichende Internationalisierung, Markttransparenz und Produktvielfalt sind die Geschäftsvorgänge anspruchsvoller und komplexer geworden. Dabei spielen nicht nur die Markt-, Liquiditäts-, Kredit- bzw. Adressenausfallrisiken eine bedeutende Rolle, sondern auch in einem immer stärkeren Maße die operationellen Risiken.

Harald Pohl, Mitglied des Vorstands, im Gespräch mit Friedhelm Flick, Leiter des Fachbereichs Wertpapiertechnik



Die Essen Hyp subsumiert unter dem Begriff „Risiko" einen möglichen Verlust aufgrund unerwarteter Veränderungen, die zu negativer Abweichung von prognostizierten Vermögens-, Finanz- und Ertragsentwicklungen der Bank führen könnten. Dabei wird von einem der jeweiligen Risikoart adäquaten Prognosezeitraum ausgegangen.

Marktrisiken bergen die Gefahr von Verlusten durch nachteilige Veränderungen von Preisen bzw. preisbeeinflussenden Parametern. Für die Essen Hyp sind in diesem Zusammenhang im Wesentlichen die Zinsänderungsrisiken von Bedeutung. Im Mittelpunkt unserer Risikobetrachtung steht die Quantifizierung des möglichen Overnight-Verlustes. Währungsrisiken werden durch entsprechende Absicherungsgeschäfte ausgeschlossen.

Liquiditätsrisiken bergen die Gefahr, wegen nicht darstellbarer Liquidität vertragliche Zahlungsverpflichtungen nicht oder nicht rechtzeitig erfüllen oder aufgrund unzulänglicher Markttiefe oder Marktstörungen Geschäfte nicht oder nur mit Verlusten auflösen zu können.

Kredit- bzw. Adressenausfallrisiken bestehen im teilweisen oder vollständigen Ausfall einer von einem Geschäftspartner vertraglich zugesagten Leistung.

Im Sinne des Baseler Konsultationspapiers definiert die Essen Hyp operationelle Risiken als die Gefahr von Verlusten, die aufgrund der Unangemessenheit oder des Versagens von internen Verfahren, Personal, Technologie oder durch externe Verfahren entstehen. Zu den operationellen Risiken zählen wir auch die rechtlichen Risiken, die sich aus gesetzlichen Rahmenbedingungen, Handlungen und Verträgen ergeben.

Struktur des Risikomanagements – Aufgaben/Verantwortung. Die Risikopolitik der Essen Hyp wird vom Vorstand im Rahmen der Konzernvorgaben festgelegt. An diesen bemisst sich das Risikomanagement der Bank.

Die nachfolgende Tabelle gibt die Zuordnung der wichtigsten Aufgaben der Risikoüberwachung und des Risikomanagements zu den verantwortlichen organisatorischen Einheiten wieder:

Steuerung von Markt- und Liquiditätsrisiken	Management von Zinsänderungs-, Liquiditäts- und Währungsrisiken	Fachbereich Treasury und Fachbereich Gesamtbanksteuerung
	Risikomessung und Reporting, Entwicklung einheitlicher Methoden und Verfahren	Abteilung Controlling
	Überprüfung der Marktgerechtigkeit abgeschlossener Geschäfte und Einhaltung der Kreditlinien	Abteilung Marktgerechtigkeitsprüfung
Steuerung von Kredit- und Adressenausfallrisiken	von öffentlich-rechtlichen Schuldnern und privat-rechtlichen Kreditinstituten	Fachbereich Treasury
	von privaten Kunden (Hypothekenkredite)	Fachbereich Hypotheken Abteilung Meldewesen/Kreditanalyse
	Bonitätsresearch in der Staatsfinanzierung	Funktion Research in der Abteilung Meldewesen/Kreditanalyse
	Bonitätsresearch in der Hypothekenfinanzierung	Fachbereich Hypotheken Abteilung Meldewesen/Kreditanalyse
	Überprüfung der Einhaltung der Kreditlinien	Abteilung Marktgerechtigkeitsprüfung
	Behandlung von problembehafteten Hypothekenfinanzierungen	Abteilung Risikomanagement Hypotheken Rechtsabteilung
	Vorschlag für angemessene Risikovorsorge bei problembehafteten Hypothekenfinanzierungen	Fachbereich Hypotheken Abteilung Risikomanagement Hypotheken Rechtsabteilung
Steuerung von operationellen Risiken	Einführung neuer Produkte	Neue-Produkt-Gruppe
	Rechtliche Risiken	Rechtsabteilung, bei Bedarf mit Unterstützung externer Anwälte
	Änderung gesetzlicher Rahmenbedingungen	Projektgruppe, zusammengesetzt aus Mitarbeitern tangierter organisatorischer Einheiten
	Personal	Abteilung Personal
	Aufbau- und Ablauforganisation	Organisationsabteilung in Zusammenarbeit mit der jeweiligen organisatorischen Einheit
	DV-Risiken	EDV-/IT-Abteilung
	Betriebsmittel und sonstige Infrastruktur	Organisationsabteilung
	Interne Kontrollen	Abteilung Interne Revision

Risikoübernahme. Die Übernahme von Risiken obliegt den Fachbereichen mit Kunden- und Produktverantwortung. Hier besteht der Auftrag zur Identifizierung, zur Bewertung und zum aktiven Steuern von Risikopositionen, da nur die operativen Einheiten aufgrund der Marktnähe Gefahren rechtzeitig erkennen und diesen durch geeignete Maßnahmen begegnen können.

Risikoüberwachung

Marktrisiken – Value-at-Risk. Datenbasis für die Risikomessung ist die täglich durch die Abteilung Controlling aktualisierte Zinsbindungsbilanz mit den Inkongruenzen pro Quartal. Zur Messung und Quantifizierung dieser Risiken aus Festzinsüberhängen bei sich ändernden Marktzinsstrukturen wird auf Barwert-Kennzahlen zurückgegriffen. Die tägliche Ermittlung der arbitragefreien Zerobond-Abzinsungsfaktoren geschieht auf einer gewichteten Basis der aktuellen Renditen für öffentliche Pfandbriefe und der Swap-Sätze. Mit ihrer Hilfe werden die anfallenden Cash-Flows aus Zins und Tilgung abgezinst und zu einer Kennzahl verdichtet.

Die unveränderten Cash-Flows werden anschließend mit den sich nach einer simulierten Marktpreisveränderung und einer Haltedauer von einem Geschäftstag ergebenden neuen Abzinsungsfaktoren ebenfalls abgezinst.

Die Simulation erfolgt unter Verwendung historischer Zinsverläufe der letzten 255 Börsentage. Mit den so errechneten 254 Marktszenarien wird das aktuelle Portfolio jeweils neu bewertet und die Differenzen zwischen den Marktwerten gebildet. Der auf diese Weise errechnete sechsthöchste Verlust wird als Verlustobergrenze oder Value-at-Risk (VaR) ausgewiesen, wobei zum Ausweis des VaR eine Haltedauer der Positionen von einem Tag sowie eine Verlustwahrscheinlichkeit (Konfidenzniveau) von 97,5 % unterstellt werden. Der VaR des Gesamtportfolios beschreibt das aggregierte Marktrisiko der Bank.

Die Leistungsfähigkeit und die praktische Relevanz des Modells werden über Backtesting-Verfahren überprüft. Dabei wird täglich der prognostizierte VaR der tatsächlich eingetretenen Ist-Barwertveränderung gegenübergestellt. Bei Anwendung der doppelten Standardabweichung und eines daraus resultierenden einseitigen Konfidenzniveaus von 97,5 % als maximalem Risikopotenzial dienen die Abweichungen zwischen dem am Vortag ermittelten VaR und der tatsächlichen Wertänderung der Überprüfung des angewandten Systems und werden bei der Ermittlung zukünftiger VaR berücksichtigt.

Eine tatsächliche negative Wertänderung gegenüber dem am Vortag ermittelten VaR hat im Jahr 2001 in 13 Fällen stattgefunden. Dabei wurde in zwei bzw. drei Fällen der VaR um weniger als 10 % bzw. 15 % überschritten. Ursache war eine im Jahresverlauf zunehmende Volatilität an den Finanzmärkten. Bei einem Konfidenzniveau von 99 % fanden lediglich drei Überschreitungen statt.

Um Verluste zu begrenzen, die über das Konfidenzniveau von 97,5 % hinausgehen, wird unter Berücksichtigung von Extremszenarien ebenfalls eine Verlustobergrenze definiert und das Verlustpotenzial täglich ermittelt. Sowohl für den VaR – Konfidenzniveau von 97,5 % – als auch für das Extremszenario – Konfidenzniveau bis 100 % – werden vom Vorstand in Abstimmung mit dem Kreditausschuss des Aufsichtsrates Limite vorgegeben, die jederzeit einzuhalten sind.

Zu Beginn des Berichtsjahres wurde das VaR-Limit um 21 % gegenüber dem Vorjahr reduziert. Der VaR betrug per 31.12.2001 prozentual vom genehmigten Limit 82,5 % und im Jahresverlauf durchschnittlich 79,1 %. Das Limit für Extremszenarien war zum Jahresultimo mit 46,6 % und im Jahresverlauf mit durchschnittlich 56,4 % ausgenutzt. Dabei ist zu berücksichtigen, dass im Jahr 2001 das Extremszenario mit höheren Szenario-Werten (es wurden die stärksten Veränderungen der letzten zehn Jahre berücksichtigt) neu definiert wurde.

Darüber hinaus werden Stresstest-Szenarien simuliert, um mögliche Verluste auch bei extremen Marktveränderungen, die in der Regel nicht adäquat über VaR-Modelle abgebildet werden können, besser abschätzen und begrenzen zu können. Stresstests bilden damit eine sinnvolle Ergänzung zu den VaR-Analysen der historischen Simulation.

Neben der Berechnung des VaR und den Simulationsmöglichkeiten mit frei wählbaren Parametern kann das zugrunde liegende Portfolio durch Simulation von veränderten Zinskurven und geplantem Neugeschäft zeitnah angepasst werden.

Die Essen Hyp nutzt für die Ermittlung des VaR und der Marktwerte sowie des Zinsänderungsrisikos das am Markt etablierte Produkt ATLAS (ehemals INTAS Arena) sowie selbst entwickelte Bewertungstools.

VaR täglich und im Jahresdurchschnitt zum genehmigten Limit im Jahr 2001 in %


100
95
90
85
80
75
70
65
60
55
50
Jan.
Feb.
März
April
Mai
Juni
Juli
Aug.
Sep.
Okt.
Nov.
Dez.

„Ampelregelung". Zusätzlich zum VaR ermittelt die Essen Hyp seit Beginn des Jahres 2001, in Erfüllung einer für alle Hypothekenbanken seit April 2001 gültigen Anforderung des Bundesaufsichtsamtes für das Kreditwesen (BAKred), den potenziellen Barwertverlust des Gesamtportfolios bei einem allgemeinen Anstieg der Zinssätze von einem auf den folgenden Bankarbeitstag um 1 Basispunkt und um 100 Basispunkte für alle Fristigkeiten unter Berücksichtigung von definierten Messpunkten (sog. „Ampelregelung"). Dieser mit dem Key-Rate-Verfahren ermittelte Basis-Point-Value darf, bezogen auf einen Anstieg von 100 Basispunkten, einen vom BAKred festgelegten Grenzwert im Verhältnis zum haftenden Eigenkapital gem. § 10 KWG nicht übersteigen.
Die Daten werden für jeden Tag ermittelt. Im Dezember 2001 betrug z. B. die „Ampelauslastung" im Durchschnitt 14,27 %, zum Jahresultimo 9,69 %. Die Essen Hyp stellt diese Meldung den Rating Agenturen Moody's, Standard & Poor's und Fitch zur Verfügung. Des Weiteren werden diese Informationen auf aggregierter Basis periodisch auf unserer Internet-Seite veröffentlicht, um unseren Investoren einen Einblick in die Höhe des Zinsänderungsrisikos der Bank zu ermöglichen.
Der auf diese Weise ermittelte Koeffizient berücksichtigt allerdings nicht, in welchem Umfang das haftende Eigenkapital bereits durch sonstige Kreditrisiken belegt ist. Dies vorausgeschickt, hat die Essen Hyp mit einer Gesamtkapitalquote von 15,3 % bei gesetzlich geforderten 8 % und mit einer Kernkapitalquote von 7,7 % bei geforderten 4 % zum 31.12.2001 weiteres „freies Eigenkapital", das, neben der Begrenzung des Zinsänderungsrisikos durch die Vorgaben des BAKred und über die Limitierung des Zinsänderungsrisikos im Rahmen der Ermittlung des VaR, einen weiteren Puffer im Rahmen der gesamten Risikotragfähigkeit unserer Bank darstellt.

Internes Berichtswesen. Der Gesamtvorstand sowie die Leitung des Geschäftsbereichs Treasury werden täglich über die Entwicklung des Marktwertes, die Höhe des VaR und die Auslastung der diversen Risikolimite sowie die



Michael Tytlik, Leiter der Abteilung Controlling



Höhe des gemäß „Ampelregelung" errechneten Zinsänderungsrisikos informiert. Der Gesamtvorstand wird des Weiteren durch den Bereichsleiter Treasury über die kurz- und langfristige Liquiditätslage der Bank in der wöchentlichen Vorstandssitzung unterrichtet.
Monatlich erhält der Gesamtvorstand mittels eines detaillierten Berichts der Abteilung Controlling u. a. Auskunft über die im abgelaufenen Monat getätigten Geschäfte, die Entwicklung des Marktwertes sowie eine Übersicht der schwebenden Termingeschäfte einschließlich der Options- und Pensionsgeschäfte. Der Monatsbericht des Fachbereichs Bilanzen und Steuern erläutert zudem die Entwicklung der Bilanz- und der G+V-Positionen. Zum Monatsbericht des Fachbereichs Wertpapiertechnik gehört u. a. Auskunft über die Struktur der Kreditbestände.

Kredit- oder Adressenausfallrisiken

Staatskredit und sonstige fremde Wertpapiere. Die Staatsfinanzierung und die Kreditvergabe an privat-rechtlich organisierte Kreditinstitute sind, geschäftspolitisch vorgegeben mit einem Anteil von 88,6 % am Bilanzvolumen, das größte Geschäftsfeld der Essen Hyp. Dieses Portfolio (inkl. anteiliger Zinsen in Höhe von € 1,6 Mrd.) hatte zum 31.12.2001 ein Volumen von € 61,5 Mrd. Die Zusammensetzung des für die Besicherung der öffentlichen Pfandbriefe dem Treuhänder übergebenen Kreditportfolios kann ebenfalls unserer Homepage entnommen werden. Monatlich aktualisiert informiert die Essen Hyp dort unter Beachtung des Bankgeheimnisses ihre Investoren über die Qualität und Zusammensetzung der Deckungswerte.
Die hohe Qualität unserer öffentlichen Deckungswerte (per 31.12.2001 € 54,1 Mrd.) wird zum einen durch die geringe durchschnittliche Risikogewichtung nach BIZ und zum anderen durch die externen Ratings der internationalen Rating-Agenturen ersichtlich. Unter Berücksichtigung der BIZ-Standards werden 68,0 % dieser Aktiva mit einer Risikogewichtung von 0 % eingestuft, 11,5 % mit 10 % und 20,5 % mit 20 %. Die Analyse des Kreditportfolios unter Rating-Gesichtspunkten zeigt, dass 50,6 % des Bestands mit Triple-A bewertet sind, 30,9 % im Double-A und 3,8 % im Single-A-Bereich liegen. Die nicht extern geratеten Aktiva, 14,7 % der gesamten Ausreichungen, bestehen u. a. zu 52,9 % aus Forderungen an die öffentlichen Haushalte

Rating Deckungsstock

Stand: 31.12.2001

Standard & Poor's / Moody's / Fitch	in Mio. €	in %
AAA / Aaa / AAA	27.330	50,6
AA+ / Aa1 / AA+	7.573	14,0
AA / Aa2 / AA	6.074	11,2
AA- / Aa3 / AA-	3.068	5,7
A / A2 / A	1.035	1,9
A+ / A1 / A+	1.011	1,9
ohne Rating	7.967	14,7
Gesamt	54.058	100,0

Karin Stegmann (Mitte), Leiterin der Abteilung Meldewesen/Kreditanalyse



und zu 46,9 % an öffentlich-rechtliche Kreditinstitute, die nach unserer eigenen Bonitätsanalyse ebenfalls über eine ausgezeichnete Kreditqualität verfügen.

Die Kreditvergabe an ausländische öffentliche Adressen sowie an privatrechtlich organisierte Kreditinstitute ist grundsätzlich von einem Mindestrating im Investmentgrade-Bereich abhängig. Unser Außerdeckungsgeschäft (ohne Derivate) mit diesen Adressen betrug zum 31.12.2001 € 5,1 Mrd., wobei 32,5 % ein Rating von Double-A, 50,0 % von Single-A und 9,6 % von Triple-B aufwiesen. Kredite mit einem Volumen von € 0,4 Mrd. haben entweder kein externes Rating oder nur eins unterhalb von Triple-B. Die Zusammensetzung des Außerdeckungsgeschäfts unter diversen Gesichtspunkten ist – periodisch aktualisiert – ebenfalls im Internet detailliert dargestellt.

Länderrisiken. Für die Koordinierung aller mit Länderrisiken zusammenhängenden Fragen und deren Umsetzung bedient sich die Bank auch des Konzern-Know-hows. In enger Abstimmung mit unseren Aufsichtsgremien werden die Limite auf der Grundlage der internen und externen Bonitätsbeurteilung auch in Abhängigkeit vom Gesamtkreditexposure des Commerzbank-Konzerns festgelegt.

Die Bank hat insgesamt ein Kreditvolumen in Höhe von € 1,1 Mrd. in Form von an europäischen Börsen gelisteten Wertpapieren an einige mittel- und osteuropäische Reformländer mit einer mittleren Laufzeit von 7 und einer maximalen Laufzeit von 9 Jahren ausgereicht. Die Essen Hyp hat nicht in Emerging-Market-Länder investiert.

Derivate. Die Essen Hyp reduziert das Adressenausfallrisiko durch den Einsatz von bilateralen Rahmenverträgen mit Nettingabsprachen. Auch hier besteht eine im Konzern einheitliche Vertragsregelung. Die Zusammensetzung des Derivatevolumens in Abhängigkeit vom Rating des Kapitalmarktpartners ist der nachfolgenden Tabelle zu entnehmen (siehe auch Seite 70 im Anhang):

Rating unserer Derivate-Kontrahenten

in Mio. €/Restlaufzeit

Rating	<1 Jahr	1 – 5 Jahre	>5 Jahre	Summe
Triple-A	329	619	1.385	2.333
Double-A	3.816	27.219	20.789	51.824
Single-A	5.014	24.291	29.461	58.766
Nicht geratet	507	8.639	12.860	22.006
Gesamt	9.666	60.768	64.495	134.929

Die nicht gerateten Adressen betreffen mit folgenden Volumina deutsche Töchter ausländischer Finanz- und Kreditinstitute, die ihrerseits über ein entsprechend gutes Rating verfügen. Dieses Rating haben wir gedanklich als implizites Rating diesen Kontrahenten zugeteilt:

Implizites Rating unserer Derivate-Kontrahenten

in Mio. €/Restlaufzeit

Rating	<1 Jahr	1 – 5 Jahre	>5 Jahre	Summe
Double-A	369	4.235	8.694	13.298
Single-A	0	1.775	2.053	3.828
Gesamt	369	6.010	10.747	17.126

Keine Derivate zur barwertmäßigen Deckung. Im Zusammenhang mit dem 4. Finanzmarktförderungsgesetz und den darin enthaltenen Änderungen des Hypothekenbankgesetzes sollen zukünftig auch Derivate in den Deckungsstock eingestellt werden können. Hintergrund ist, dass die derzeit vom Gesetz geforderte nominelle Deckung von Deckungswerten und umlaufenden Pfandbriefen nicht die wertmäßige Veränderung durch Zinsschwankungen abdeckt. Dieses Zinsänderungsrisiko soll durch die Vorgabe einer barwertmäßigen Deckung zwischen Pfandbriefen und Deckungswert als Bedingung für die Emission von Pfandbriefen ausgeschaltet werden.

Für die Hypothekenbank in Essen AG besteht allerdings derzeit kein Anlass, Zinsderivate in Deckung zu nehmen. Der Marktwert unserer Deckungswerte war und ist immer höher als der Marktwert unserer umlaufenden öffentlichen Pfandbriefe. Entsprechende Auswertungen gehen den Rating-Agenturen quartalsweise zu. Diese Marktwerte bzw. die Marktwertveränderungen können auch auf unserer Homepage eingesehen werden.

Risiken im Immobiliengeschäft

Die Einschätzung von Kreditrisiken im Immobiliengeschäft obliegt dem Fachbereich Hypotheken. Er wird unterstützt durch die Spezialgruppe Risiko-Management und unsere Tochtergesellschaft, die Essen Hyp Immobilien GmbH.

Die Verantwortlichkeiten und Kreditkompetenzen sind in einem elektronischen Organisationshandbuch klar definiert. Für das Retailgeschäft verfügt die Bank über ein angemessenes Kunden- und Objektscoring, welches auch in der Zusammenarbeit im Konzernverbund Anwendung findet. Außerhalb des Kleindarlehengeschäfts steht neben der Bonität des Kreditnehmers insbesondere die Wertermittlung durch unsere eigenen zertifizierten Gutachter zur Festsetzung des Beleihungswertes und damit der Darlehenshöhe im Blickpunkt der Kreditvergabe. Die Erträge aus den beliehenen Immobilien müssen nachhaltig die an uns zu entrichtenden Zins- und Tilgungsleistungen übertreffen. Zur Früherkennung von Kreditrisiken haben wir unter Berück-

Abb. unten: Hans-Jürgen Kröncke, Generalbevollmächtigter

Abb. rechts: Udo Ehrke (Mitte) im Gespräch mit Hans-Jürgen Rheinberg (r.), beide Geschäftsleiter der Essen Hyp Immobilien GmbH





sichtigung möglicher Gefährdungsfaktoren wie Leistungsstörungen, negative Branchenentwicklungen, Mietausfallrisiken, marktbedingte Verschlechterungen von Objektlagen usw. ein Frühwarnsystem installiert, das uns in die Lage versetzen soll, erkennbare und latente Risiken besser abzubilden. Der Kreditausschuss des Aufsichtsrats wird zu jeder seiner periodisch stattfindenden Sitzungen über die Entwicklung von Problemengagements ab einer festgelegten Größenordnung unterrichtet.

Risikovorsorge

Den erkennbaren Risiken des Kreditgeschäfts wird durch die Bildung von Einzelwertberichtigungen und für latente Risiken durch Pauschalwertberichtigungen in angemessenem Umfang Rechnung getragen. Es bestand für uns bisher keinerlei Notwendigkeit, im Kreditgeschäft mit öffentlichen bzw. öffentlich-rechtlichen Institutionen Einzelwertberichtigungen oder Rückstellungen zu bilden.

In den operativen Einheiten erfolgt auch unterjährig auf Basis sorgfältiger Analysen eine Einschätzung notwendiger Vorsorgemaßnahmen, um auf diese Weise die Planungssicherheit für die Bank zu gewährleisten.

Liquiditätsrisiken

Das Liquiditätsmanagement der Bank wird durch die Gelddisposition im Fachbereich Treasury vorgenommen. Grundlage ist die taggenaue Auflistung aller Zahlungsströme. Für die Beurteilung der Liquiditätssituation ist von Bedeutung, dass die Aktiva der Staatsfinanzierung hochliquide sind und somit bei Bedarf zur Beschaffung von Liquidität kurzfristig veräußert werden könnten. Die Bank ermittelt das Liquiditätsrisiko, indem die Höhe der Inkongruenzen aus einer Kapitalablaufbilanz im Verhältnis zu bestehenden kurzfristigen Refinanzierungslinien zzgl. der Liquiditätsreserve ermittelt wird. Die Liquiditätspositionen werden zusätzlich nach dem Grundsatz II gesteuert, dessen Kennziffer zum Jahresende 1,38 (gefordert 1,0) ausmachte.

Operationelle Risiken

Neben den klassischen Adressenausfall- und Marktpreisrisiken gewinnen im Bankgeschäft operationelle Risiken zunehmend an Bedeutung. Dies wird nicht zuletzt durch das im Januar 2001 verabschiedete Konsultationspapier des Baseler Ausschusses für Bankenaufsicht (Basel II) zu diesem Thema unterstrichen. Danach hat künftig erstmalig eine Unterlegung von operationellen Risiken mit Eigenkapital zu erfolgen.

Im Jahr 2001 haben wir den organisatorischen Rahmen für das Management und Controlling operationeller Risiken in Antizipation zu erwartender Anforderungen gemäß Basel II geschaffen. In einem ersten Schritt haben wir die ursachenspezifische Risikokategorisierung und -definitionen für die Essen Hyp entwickelt sowie die Aufgaben und Verantwortlichkeiten im

Rahmen des Risikomanagement-Prozesses in einem zentralen Organisationshandbuch festgelegt. Im dritten Quartal 2001 haben wir ein strukturiertes Self Assessment innerhalb der Gesamtbank als zentrales Instrument zur Identifizierung und Bewertung operationeller Risiken eingeführt und alle Bereiche und Abteilungen der Bank damit auf operationelle Risiken hin untersucht. Die Ergebnisse dieser qualitativen Risikoeinschätzung dienen sowohl der Früherkennung von entsprechenden Gefahren als auch der Verbesserung unserer Ablauforganisation. Im Januar 2002 haben wir im Rahmen eines Konzernprojektes mit der systematischen Erfassung von operationellen Schadensfällen in der Essen Hyp begonnen. Die so ermittelten Daten werden in eine konzernübergreifende Schadensfalldatenbank eingestellt und entsprechend analysiert werden. Wir gehen davon aus, dass das System zum Management und Controlling operationeller Risiken im Hause Essen Hyp nach heutigem Ermessen die Anforderungen des Standardansatzes erfüllen wird. Zum Inkrafttreten von Basel II wird die Bank aufgrund ihrer Schadensfallsammlung bzw. der Schadensfallsammlung im Konzern über eine umfangreiche Datenbasis bezüglich operationeller Risiken verfügen.
Aber nicht erst durch die Self Assessments wurden wir für operationelle Risiken sensibilisiert. Wir analysieren mit Blick auf mögliche Schwachstellen schon seit Jahren die „klassischen" operationellen Risiken im Bereich der Aufbau- und Ablauforganisation, der EDV und der elektronischen Kommunikation im Innen- und Außenverhältnis (Stichworte Intranet, Internet und E-Mail), in der Verfügbarkeit von qualifiziertem Personal, dem Vorhandensein von adäquaten Betriebsmitteln und im rechtlichen Bereich. Dabei nehmen wir für ausgesuchte Spezialthemen auch die Unterstützung von Unternehmensberatern und anderen externen Spezialisten in Anspruch. So haben wir z. B. eine Unternehmensberatungsgesellschaft beauftragt, unsere vorhandenen EDV-Anwendungen sowie Aufbau- und Ablaufstrukturen dahingehend zu analysieren, ob sie auch künftig den Anforderungen genügen werden. Hierzu waren interne und externe Anforderungen für die folgenden fünf Jahre zu antizipieren. Als Ergebnis dieser Studie bleibt festzuhalten, dass die Bank mit den vorhandenen Systemen zukunftsgerichtet aufgestellt ist.
Zwei weitere Beispiele der Prävention von operationellen Risiken sind die Rechenzentren unserer Bank sowie Qualifizierungsmaßnahmen. Um denkbare Notfälle im EDV-Bereich auszuschließen, unterhält die Bank an zwei Standorten in Essen zentrale Rechenzentren, von denen eines als Backup-System im Falle des Ausfalls des „Working"-Systems dient. Damit wird rund um die Uhr ein ungestörter Betrieb gewährleistet. 2001 haben wir weiterhin damit begonnen, die Mitarbeiter in den operativen Einheiten und im Back-Office durch zertifizierte arbeitsplatzspezifische und -übergreifende Ausbildungen weiter zu qualifizieren, um Bearbeitungsfehler aufgrund fehlender Fachkenntnisse möglichst klein zu halten.

Rechtsrisiken

Die Rechtsabteilung der Bank fungiert als interner Dienstleister zu allen juristischen Fragen. Hierzu zählen die Beratung und rechtliche Würdigung von Verträgen sowie das Abfassen von Rahmenabkommen und außerhalb des Standards liegenden Vertragsgestaltungen. Durch eine frühzeitige Einschaltung werden Beschränkungen der Handlungsmöglichkeiten aufgrund vorgegebener Rahmenbedingungen erkannt, gleichzeitig wird aber auch das Potenzial gegebener rechtlicher Gestaltungsmöglichkeiten ausgeschöpft. Unsere Rechtsabteilung ist zudem mit zuständig für die Abwicklung problembehafteter Engagements. Im Bedarfsfall nehmen wir zusätzlich externe Rechtsberatung in Anspruch.

Die Rechtsabteilung informiert den Vorstand regelmäßig über neue Rechtsentwicklungen und sich daraus ergebende Risiken.

Interne Revision

Die Interne Revision der Essen Hyp ist ein wesentlicher Bestandteil des „Internen Kontrollsystems". Die Stabsabteilung arbeitet als prozessunabhängige Instanz im Auftrag des Vorstands mit dem Ziel der Überwachung bestehender Strukturen und Prozesse in Verbindung mit der Früherkennung möglicher Risiken. Das Hauptaugenmerk liegt darauf, die Qualität von im Arbeitsablauf eingebauten Sicherungsmaßnahmen und vorgegebenen internen Kontrollen zu prüfen und zu beurteilen. Dem Vorstand, den Fachbereichen und Abteilungen wird Rückmeldung zur Ausgestaltung und Angemessenheit der Risikoüberwachung gegeben. Über wesentliche Revisionsfeststellungen wird der Aufsichtsrat informiert.

Die Interne Revision ist aufgrund eines kontinuierlich weiterentwickelten langfristigen Prüfungsplans tätig, auf dessen Grundlage vom Gesamtvorstand ein jährlicher Prüfungsplan verabschiedet wird. Die definierten Prüfungen in den Prüfungsplänen umfassen alle Teilbereiche der Bank. Ordnungsmäßigkeits- und Systemprüfungen finden in festgelegten zeitlichen Intervallen statt. Bei besonderen Risiken und gesetzlich definierten Auflagen (z. B. Vorkehrungen im Rahmen des Geldwäschegesetzes) ist mindestens eine jährliche Prüfung sichergestellt. Der Prüfungsturnus wird im langfristigen Prüfungsplan festgehalten. Es ist gewährleistet, dass alle Betriebs- und Geschäftsabläufe der Bank grundsätzlich innerhalb von drei Jahren geprüft werden. Die Prüfungshandlungen werden im Sinne einer risikoorientierten Prüfung auf die Aufbau- und Ablauforganisation, das Risikomanagement und -controlling sowie auf das interne Kontrollsystem aller Betriebs- und Geschäftsabläufe der Essen Hyp konzentriert.

Die Früherkennung und Begrenzung der derzeit bereits messbaren und qualifizierbaren operationellen Risiken sind wesentliche Aufgaben der Internen Revision. Die primäre Aufgabe der in der Internen Revision integrierten

Jochem Wihler (Mitte), Leiter der Internen Revision



EDV-Revision liegt auf der DV-Ebene in der Datensicherheit und -konsistenz durch kontrollierte Vergabe von Systemberechtigungen und Begrenzung von Systemnutzern.
Zu allen Prüfungshandlungen werden Revisionsberichte erstellt, die den beteiligten Fachbereichen, der Geschäftsleitung und den Wirtschaftsprüfern zugänglich gemacht werden.

Ausblick

Die Bedeutung des Risikomanagements wird nicht nur durch aufsichtsrechtliche, sondern auch durch konzernbedingte Vorgaben zukünftig weiter zunehmen und noch stärker in die strategischen Überlegungen der Bank einfließen. Die Essen Hyp wird hierzu signifikante personelle und technologische Ressourcen einsetzen, um ihr Risikoinstrumentarium zu verfeinern. Den vorhandenen, erkennbaren und potenziellen Risiken eine angemessene, d. h. nachvollziehbare Eigenkapitalallokation im Rahmen der Umsetzung der Empfehlungen des Baseler Ausschusses zuzuweisen, wird Schwerpunkt des Ausbaus des Risikomanagementsystems der nächsten Jahre sein.

Personalbericht: Weiterbildungsoffensive gestartet

Die Globalisierung der Märkte und die Digitalisierung der Arbeitsprozesse kennzeichnen mehr denn je das Arbeitsumfeld in den Banken. Vor diesem Hintergrund präsentiert sich die Hypothekenbank in Essen AG aufgrund ihrer internationalen Ausrichtung als interessanter und moderner Arbeitgeber. Das Spektrum unserer Aufgaben und Aktivitäten ist nicht von vornherein auf einen vorgegebenen Rahmen von Bereichen oder Abteilungen eingrenzbar. Deshalb knüpfen wir an die Qualifikation und Leistungsbereitschaft unserer Mitarbeiter hohe Erwartungen und vielfältige Ansprüche. Diesen Maßstäben gerecht zu werden, erfordert ein hohes Engagement jedes Einzelnen in Verbindung mit vitalem Interesse am Geschäft einer Hypothekenbank im Allgemeinen und an den Geschehnissen auf den Kapital- und Immobilienmärkten im Besonderen.

Wir wissen, dass unsere Mitarbeiter in diesem von tief greifenden Änderungen erfassten Feld nur bestehen können, wenn sie über entsprechend hohe Ausbildungsstandards verfügen. Deshalb fördern wir in unserer Bank, dass sich Mitarbeiter kontinuierlich selbst weiterbilden und die eigene Qualifikation stetig verbessern.

Im Jahr 2001 bildeten sich 50 Mitarbeiter anhand von Studienbriefen der Bankakademie zu den Themenschwerpunkten Kreditgeschäft und Wertpapiergeschäft weiter. Daneben schlossen alle Vollzeit-Mitarbeiter unseres Fachbereiches Wertpapiertechnik den Studiengang „Certificate in Securities Operations“ erfolgreich ab, ein von der European Financial Services Education Group (EFISEG) erstmals zertifizierter Bildungsgang für Back-Office Mitarbeiter.

Innerhalb der Bank haben wir zudem unsere „Essen Hyp University“ etabliert. Dabei handelt es sich um eine alle zwei Wochen stattfindende Vor-

Auszubildende der Essen Hyp im EDV-Schulungsraum und im Pausengespräch







Qualifizierung

Interview mit Abteilungsdirektorin Marita Kraft-Hillebrand, Leiterin der Personalabteilung, zur Weiterbildungsoffensive



Was ist das Besondere an den Weiterbildungsmaßnahmen, die die Essen Hyp ihren Mitarbeitern anbietet?

Wir haben in den Vorjahren für die Weiterbildung unserer Mitarbeiter sehr oft auf externe Seminare und Weiterbildungsmaßnahmen zurückgegriffen. Dabei haben wir erkannt, dass aus der Fülle an Informationen, die bei diesen Weiterbildungsmaßnahmen dargeboten werden, jeweils nur ein kleiner Teil für die Geschäftstätigkeit unseres Hauses relevant war. Aus diesem Grund haben wir uns entschlossen, die Schwerpunkte unserer Weiterbildung als Inhouse-Veranstaltungen durchzuführen, entweder für einen bezogen auf die Tätigkeit homogenen Kreis von Mitarbeitern oder ressortübergreifend für alle Führungskräfte. Dazu bedienen wir uns zum einen international tätiger Weiterbildungsinstitute und greifen zum anderen auch auf universitär-wissenschaftliche oder eigene praxisbezogene Fachkompetenz zurück. Die Qualität unserer Weiterbildung wird durch international anerkannte Zertifikate garantiert.

Nennen Sie bitte ein Beispiel.

Im Rahmen unserer Fortbildungsreihe „Essen Hyp University" werden die Themenbereiche, die die Bank im besonderen Maße tangieren, wie z. B. Risikocontrolling, Gesamtbanksteuerung, Kapital- und Immobilienmarkt oder auch Internationale Bilanzierung, an insgesamt 24 Terminen 14-tägig angeboten. An dieser Veranstaltung nehmen sämtliche Führungskräfte der Bank und unser Fach- und Führungsnachwuchs teil, immerhin über 50 % unseres Personalbestands. Das Besondere an dieser Weiterbildungsmaßnahme ist, dass die Inhalte jeder Veranstaltung von der Ruhr-Graduate-School, einer Weiterbildungsgesellschaft der Universität Essen, auf ihren akademischen Anspruch hin überprüft werden und dieser von ihr bestätigt wird. Daneben vermittelt diese Gesellschaft uns auch Dozenten aus dem Hochschulbereich. Die Mitarbeiter, die an den Veranstaltungen teilnehmen, erhalten beim Abschluss ein entsprechendes Zertifikat der Universität Essen.

Warum unternimmt die Essen Hyp solche Weiterbildungsanstrengungen für ihre Mitarbeiter?

Mit unserem Angebot verfolgen wir im Grunde drei Ziele: 1. Wissenstransfer, 2. ressortübergreifendes Denken und Handeln und 3. Kompetenzentwicklung. Wir möchten mit unseren Weiterbildungsmaßnahmen unternehmerisches Denken, arbeitsplatzübergreifendes Fachwissen und die Persönlichkeitskompetenz unserer Mitarbeiter weiterentwickeln. Unsere Kernfrage bezogen auf das Personal lautet nicht mehr „Wer ist dafür zuständig?", sondern „Wer kann es am besten, am schnellsten und damit am effektivsten?"



Betrifft das auch das Thema Sprachtraining?
Natürlich. Für eine international tätige Bank ist es unverzichtbar, dass jeder Mitarbeiter, der zum Telefonhörer greift, auch auf Englisch seinen Job versehen kann. Aus diesem Grund nehmen über 90 Mitarbeiter, damit fast 70 % unseres Personalstammes, bereits seit Jahren an einem Englisch-Konversationstraining am Arbeitsplatz teil. Wir haben einen Native-Speaker verpflichtet, der seine Kunden, sprich unsere Mitarbeiter, während der Arbeitszeit aufsucht und deren Sprachfähigkeit anhand arbeitsbezogener Themen und Sachverhalte verbessert. Das Gleiche bieten wir seit August 2001 auch für die französische Sprache an, allerdings für einen weitaus kleineren Teilnehmerkreis.

Wie groß ist die Akzeptanz Ihrer Weiterbildungsmaßnahmen bei Ihren Mitarbeitern?
Diese Frage kann ich nur unter dem Blickwinkel der Halbwertzeit unseres Wissens betrachten. Natürlich ist vom Grundsatz her jede unserer Weiterbildungsmaßnahmen ein Angebot an unsere Mitarbeiter, das sie wahrnehmen können oder auch nicht. Die große Bereitschaft, unsere Angebote anzunehmen – ein sichtbares Zeichen ist die hohe Präsenz –, und überwiegend sehr gute Abschlussergebnisse verdeutlichen uns, dass unsere Mitarbeiter das Ziel dieser Weiterbildungsmaßnahmen, sich selbst und damit auch unser Unternehmen für die Zukunft konkurrenzfähig zu halten, erkannt haben. Die Investition des Mitarbeiters ist seine Freizeit. Immerhin findet der überwiegende Teil der Weiterbildungsmaßnahmen nach Dienstschluss bzw. an Wochenenden ohne Freizeitausgleich statt.


Alter
Gesamt
> 55
7 (5,0 %)
2 (1,4 %)
9
51-55
5 (3,5 %)
3 (2,1 %)
8
46-50
7 (5,0 %)
4 (2,8 %)
11
41-45
8 (5,7 %)
6 (4,3 %)
14
36-40
21 (14,9 %)
13 (9,2 %)
34
31-35
16 (11,3 %)
19 (13,5 %)
35
25-30
9 (6,4 %)
11 (7,8 %)
20
< 25
4 (2,8 %)
6 (4,3 %)
10
77 (54,6 %)
64 (45,4 %)
Männlich
Weiblich
Gesamt: 141

Alterspyramide

tragsreihe, die den Wissenstransfer sowie das ressortübergreifende Denken und Handeln fördern soll. Wichtigstes Ziel ist die Entwicklung der Kompetenzen unserer Mitarbeiter, denn unternehmerisches Denken, die Qualifizierung der Mitarbeiter zum „Wissensarbeiter", bereichsübergreifendes Fach-Know-how und natürlich die Förderung der persönlichen Stärken jedes Einzelnen sichern unseren zukünftigen Erfolg. Im Rahmen der „Essen Hyp University" finden jeweils vier Veranstaltungen aus den Themenbereichen Gesamtbanksteuerung, Treasury, Bilanzen und Steuern, Immobilien, Controlling sowie aus dem sich ständig ändernden Themenfeld „Rules & Regulations" statt. Dieses Konzept wird von der Ruhr-Graduate-School, einer Weiterbildungsgesellschaft der Universität Essen, als akademische Fortbildung für Fach- und Führungskräfte zertifiziert.

Der Notwendigkeit, den beruflichen Horizont über den Rand des eigenen Arbeitsplatzes hinaus zu erweitern, begegnen wir zudem mit dem Projekt „Training on the Job" im Konzern. Dabei können unsere Mitarbeiter in einem festgelegten Zeitrahmen im Hause der Commerzbank AG bzw. in anderen Konzernunternehmen eingesetzt werden.

Die Ausbildung junger Menschen ist für uns mehr als eine gesellschaftliche Verpflichtung. Sie ist entscheidender Erfolgsfaktor für die Zukunft. So bieten wir zu allen relevanten Tätigkeiten in der Bank Ausbildungsberufe an: den Bank- und den Bürokaufmann, den Kaufmann für Bürokommunikation, den Kaufmann der Grundstücks- und Wohnungswirtschaft und den Informatikkaufmann.

Die Neueinstellungen im Jahr 2001 bezogen sich im Wesentlichen auf den Bereich des europäischen Hypothekengeschäfts, das gemäß unserer Strategie weiter ausgebaut werden soll. Zum Jahresultimo arbeiteten in der Hypothekenbank in Essen AG 134 (132) Mitarbeiter. In dieser Zahl sind sieben entsprechend der Beschäftigung gewichtete Teilzeitkräfte und sechs Auszubildende eingerechnet. Ohne diese Gewichtung beläuft sich die Mitarbeiterzahl auf 141.

Die Mitarbeiter unserer Bank haben im Jahr 2001 einen erheblichen Geschäftsauftrag erfüllt und damit wesentlich zum erfolgreichen Abschluss des Berichtsjahres beigetragen. Dies war nur mit einem hohen persönlichen Einsatz und mit Begeisterung für die Ziele unserer Bank zu leisten. Wir sprechen daher allen Mitarbeitern unsere Anerkennung und unseren Dank für das Engagement im Jahr 2001 aus.

Gleichzeitig danken wir den Mitarbeitern in den Filialen der Commerzbank für ihren Einsatz im Rahmen unseres Direktzusageverfahrens im Hypothekengeschäft.

Mit den Vertretern unserer Arbeitnehmerinnen und Arbeitnehmer haben wir uns im Berichtsjahr im offenen Dialog ausgetauscht, alle personalpolitischen und organisatorischen Themen beraten und stets eine für alle Beteiligten tragbare Lösung gefunden. Wir wissen dieses verantwortungsbewusste Miteinander zu schätzen und danken dem Betriebsrat für die kooperative Zusammenarbeit.

Jahresabschluss 2001

Gesetzliche Bilanzierungsvorschriften
Unser Jahresabschluss ist nach den Vorschriften des Handelsgesetzbuches (HGB), des Aktiengesetzes (AktG) und des Hypothekenbankgesetzes (HBG) sowie der Verordnung über die Rechnungslegung der Kreditinstitute (RechKredV) aufgestellt. Gesetzlich geforderte Angaben zu einzelnen Positionen der Bilanz sowie der Gewinn- und Verlustrechnung werden im Anhang erläutert.





9
6
3

Bilanz der Hypothekenbank in Essen AG zum 31.12.2001

Aktivseite

	€	€	€	€	Vorjahr T €
Barreserve					
a) Kassenbestand			7.789,62		2
b) Guthaben bei Zentralnotenbanken			199.687.792,35	199.695.581,97	119.057
darunter: bei der Deutschen Bundesbank		199.687.792,35			(119.057)
Forderungen an Kreditinstitute					
a) Hypothekendarlehen			2.092.895,50		2.096
b) Kommunalkredite			12.771.086.991,47		12.127.816
c) andere Forderungen			2.689.131.892,69	15.462.311.779,66	2.384.405
darunter: täglich fällig		257.480.743,41			(319.335)
gegen Beleihung von Wertpapieren		0,00			(0)
Forderungen an Kunden					
a) Hypothekendarlehen			3.000.477.287,72		2.269.109
b) Kommunalkredite			24.070.347.419,82		23.969.397
c) andere Forderungen			13.572.823,74	27.084.397.531,28	30.940
darunter: gegen Beleihung von Wertpapieren		0,00			(0)
Schuldverschreibungen und andere festverzinsliche Wertpapiere					
a) Anleihen und Schuldverschreibungen					
aa) von öffentlichen Emittenten		12.035.757.271,35			5.619.086
darunter: beleihbar bei der Deutschen Bundesbank	7.308.400.105,98				(2.710.698)
ab) von anderen Emittenten		12.313.648.909,40	24.349.406.180,75		10.873.973
darunter: beleihbar bei der Deutschen Bundesbank	7.802.027.798,06				(6.663.842)
b) eigene Schuldverschreibungen			722.776.937,49	25.072.183.118,24	21.206
Nennbetrag		692.849.739,88			(21.740)
Aktien und andere nicht festverzinsliche Wertpapiere				729.990.089,20	256.795
Beteiligungen				519.473,55	10.210
darunter: an Kreditinstituten		0,00			(10.200)
Anteile an verbundenen Unternehmen				1.116.000,00	6.749
darunter: an Kreditinstituten		0,00			(5.726)
Ausgleichsforderungen gegen die öffentliche Hand einschließlich Schuldverschreibungen aus deren Umtausch				38.205.002,85	335.462
Sachanlagen				28.383.035,14	34.373
Sonstige Vermögensgegenstände				231.464.093,89	162.240
Rechnungsabgrenzungsposten					
a) aus dem Emissions- u. Darlehensgeschäft			539.872.269,56		529.175
b) andere			164.995.459,78	704.867.729,34	19.037
Summe der Aktiva				69.553.133.435,12	58.771.128

Passivseite

	€	€	€	Vorjahr T €
Verbindlichkeiten gegenüber Kreditinstituten				
a) begebene Hypotheken-Namenspfandbriefe		68.370.043,44		71.596
b) begebene öffentliche Namenspfandbriefe		364.645.573,54		336.890
c) andere Verbindlichkeiten		6.076.928.516,69	6.509.944.133,67	5.166.670
darunter: täglich fällig	85.506.762,95			(62.815)
Verbindlichkeiten gegenüber Kunden				
a) begebene Hypotheken-Namenspfandbriefe		617.627.542,38		449.324
b) begebene öffentliche Namenspfandbriefe		1.535.364.368,92		1.640.128
c) andere Verbindlichkeiten		363.374.191,35	2.516.366.102,65	123.921
darunter: täglich fällig	6.551.690,50			(5.323)
zur Sicherstellung aufgenommener Darlehen an den Darlehensgeber ausgehändigte öffentliche Namenspfandbriefe	20.451.675,28			(20.963)
Verbriefte Verbindlichkeiten				
a) begebene Schuldverschreibungen				
aa) Hypothekenpfandbriefe		619.496.843,10		751.135
ab) öffentliche Pfandbriefe		52.619.144.032,22		45.038.020
ac) sonstige Schuldverschreibungen		5.741.557.738,09	58.980.198.613,41	3.879.074
darunter: Geldmarktpapiere	4.883.694.635,78			(3.115.478)
Sonstige Verbindlichkeiten			124.309.212,24	24.310
Rechnungsabgrenzungsposten				
a) aus dem Emissions- und Darlehensgeschäft		120.940.705,32		139.095
b) andere		89.345.900,95	210.286.606,27	84.897
Rückstellungen				
a) Rückstellungen für Pensionen und ähnliche Verpflichtungen		1.217.317,97		848
b) Steuerrückstellungen		2.887.000,00		5.781
c) andere Rückstellungen		4.648.000,00	8.752.317,97	6.015
Nachrangige Verbindlichkeiten			298.494.800,16	244.018
Genussrechtskapital			278.640.963,20	255.367
darunter: vor Ablauf von zwei Jahren fällig	0,00			(0)
Eigenkapital				
a) gezeichnetes Kapital		201.300.000,00		175.718
b) Kapitalrücklage		307.574.000,00		205.248
c) Gewinnrücklagen				
ca) andere Gewinnrücklagen		44.993.685,55		44.994
d) Bilanzgewinn		72.273.000,00	626.140.685,55	128.079
Summe der Passiva			69.553.133.435,12	58.771.128
Eventualverbindlichkeiten				
Verbindlichkeiten aus Bürgschaften und aus Gewährleistungsverträgen			105.394,86	118
Andere Verpflichtungen				
Unwiderrufliche Kreditzusagen			824.595.362,16	822.983

Gewinn- und Verlustrechnung der Hypothekenbank in Essen AG für die Zeit vom 1.1.2001 bis 31.12.2001

	€	€	€	€	Vorjahr T €
Zinserträge aus					
a) Kredit- und Geldmarktgeschäften		1.917.172.430,46			
b) festverzinslichen Wertpapieren					
und Schuldbuchforderungen		1.229.233.530,42	3.146.405.960,88		2.826.291
Zinsaufwendungen			- 2.992.390.929,69	154.015.031,19	- 2.671.483
Laufende Erträge aus					
a) Aktien und anderen nicht					
festverzinslichen Wertpapieren			28.471.081,60		11.802
b) Beteiligungen			0,00		2
c) Anteilen an verbundenen Unternehmen			175.300,07	28.646.381,67	1.005
Provisionserträge			126.490,60		140
Provisionsaufwendungen			- 11.913.829,91	- 11.787.339,31	- 6.565
Nettoaufwand aus Finanzgeschäften				- 61.718,85	0
Sonstige betriebliche Erträge				12.398.710,57	7.287
Allgemeine Verwaltungsaufwendungen					
a) Personalaufwand					
aa) Löhne und Gehälter		- 8.765.106,91			- 8.301
ab) Soziale Abgaben und Aufwendungen					
für Altersversorgung und					
für Unterstützung		- 1.827.401,68	- 10.592.508,59		- 1.445
darunter: für Altersversorgung	*- 647.785,42*				*(- 321)*
b) andere Verwaltungsaufwendungen			- 9.506.711,89	- 20.099.220,48	- 8.882
Abschreibungen und Wertberichtigungen					
auf immaterielle Anlagewerte und Sachanlagen				- 3.443.452,12	- 3.537
Sonstige betriebliche Aufwendungen				- 8.519.651,69	- 2.798
Abschreibungen und Wertberichtigungen					
auf Forderungen und bestimmte Wertpapiere					
sowie Zuführungen zu Rückstellungen im					
Kreditgeschäft				- 47.955.148,20	- 45.214
Erträge aus Zuschreibungen zu Beteiligungen,					
Anteilen an verbundenen Unternehmen und					
wie Anlagevermögen behandelten Wertpapieren				4.879.077,44	244
Ergebnis der normalen Geschäftstätigkeit				108.072.670,22	98.546
Steuern vom Einkommen und vom Ertrag			- 35.650.590,78		- 31.682
Sonstige Steuern, soweit nicht unter					
„Sonstige betriebliche Aufwendungen" ausgewiesen			- 149.079,44	- 35.799.670,22	- 140
Jahresüberschuss				72.273.000,00	66.724

Bilanzierungs- und Bewertungsgrundsätze

Alle Forderungen sind mit dem Nennwert gemäß § 340 e Abs. 2 HGB angesetzt. Der Unterschied zwischen Auszahlungsbetrag und Nennbetrag ist als Rechnungsabgrenzung ausgewiesen. Allen erkennbaren Einzelrisiken im Kreditgeschäft ist durch die Bildung von Einzelwertberichtigungen und Rückstellungen Rechnung getragen. Für das latente Kreditrisiko im Hypothekengeschäft haben wir Pauschalwertberichtigungen im Rahmen der steuerlichen Vorschriften gebildet. Zur Vorsorge gegen besondere Risiken des Bankgeschäfts besteht eine Reserve nach § 340 f HGB.

Schuldverschreibungen und andere festverzinsliche Wertpapiere sind, soweit sie der Liquiditätsreserve zugeordnet wurden, nach dem strengen Niederstwertprinzip (§ 253 Abs. 3 HGB in Verbindung mit § 280 HGB) bewertet. Die dem Anlagevermögen zugeordneten festverzinslichen Wertpapiere sind mit den fortgeführten Anschaffungskosten bewertet. Die Agio- und Disagiobeträge werden über die Laufzeit der Papiere unter Renditegesichtspunkten verteilt und in das Zinsergebnis eingestellt. Des Weiteren sind Wertpapiere unter Einbeziehung von Derivaten, die der Zins- und/oder Währungsabsicherung dienen, zu Bewertungseinheiten zusammengefasst.

In der Position „Aktien und andere nicht festverzinsliche Wertpapiere" enthaltene Fonds sind vollständig der Liquiditätsreserve zugeordnet und werden nach dem strengen Niederstwertprinzip bewertet. Die im Rahmen des Wertaufholungsgebots (§ 280 HGB) erforderlichen Zuschreibungen erfolgen ebenfalls in dieser Bilanzposition.

Beteiligungen und Anteile an verbundenen Unternehmen sind mit den Anschaffungskosten aktiviert.

Sachanlagen sind entsprechend der betriebsgewöhnlichen Nutzungsdauer mit den um die linearen planmäßigen Abschreibungen bzw. mit den um die höheren steuerrechtlichen Abschreibungen verminderten Anschaffungs- oder Herstellungskosten angesetzt. Neben den planmäßigen Abschreibungen haben wir von der Vereinfachungsregelung für geringwertige Wirtschaftsgüter nach § 6 Abs. 2 EStG Gebrauch gemacht.

Sämtliche Verbindlichkeiten sind mit ihrem Rückzahlungsbetrag passiviert. Der Unterschied zwischen dem Nennbetrag von Verbindlichkeiten und ihrem Ausgabebetrag wird in die Rechnungsabgrenzung eingestellt. Zerobonds sind mit dem Emissionsbetrag zuzüglich anteiliger Zinsen gemäß der Emissionsrendite bewertet.

Für ungewisse Verbindlichkeiten sind Rückstellungen in Höhe der voraussichtlichen Inanspruchnahme gebildet.

Die Rückstellungen für Pensionsverpflichtungen sind unter Anwendung der „Richttafeln 98" (Heubeck) mit dem nach versicherungsmathematischen Grundsätzen ermittelten Teilwert unter Zugrundelegung eines Zinssatzes von 6 % bemessen.

Auf fremde Währung lautende Bilanzpositionen sind gemäß § 340 h Abs. 1 HGB zum Referenzkurs des Europäischen Systems der Zentralbanken (ESZB) am Bilanzstichtag umgerechnet. Alle Fremdwährungspositionen sind durch Währungsswaps gesichert. Aufwendungen und Erträge aus der Bewertung gleichen sich aus.

Derivative Finanzgeschäfte, die der Absicherung von Zins- und Marktpreisschwankungen sowie von Währungsrisiken dienen, unterliegen keiner Einzelbewertung und werden als so genannte schwebende Geschäfte nicht bilanziert.

Beim Ausweis der Risikovorsorge haben wir von der Möglichkeit der Überkreuzkompensation aller Aufwendungen und Erträge gemäß § 340 f Abs. 3 HGB Gebrauch gemacht.

Fristengliederung

Im Folgenden aufgeführte Forderungen und Verbindlichkeiten sind nach Restlaufzeiten bzw. Kündigungsfristen geordnet und setzen sich wie folgt zusammen:

Gliederung nach Restlaufzeiten in Mio. €

	Täglich fällig	Bis zu drei Monaten	Mehr als drei Monate bis 1 Jahr	Mehr als 1 Jahr bis 5 Jahre	Mehr als 5 Jahre
Forderungen an Kreditinstitute	257,5	2.392,8	205,2	5.030,5	7.576,3
Forderungen an Kunden	150,7	1.223,3	828,1	8.478,5	16.403,8
Verbindlichkeiten gegenüber Kreditinstituten	85,5	5.698,4	24,6	452,6	248,8
Verbindlichkeiten gegenüber Kunden	6,6	132,1	83,9	1.394,3	899,5

	Mit unbestimmter Laufzeit
Forderungen an Kunden	0

	Fälligkeit 2002
Schuldverschreibungen und andere festverzinsliche Wertpapiere	5.992,7
Begebene Schuldverschreibungen	19.079,5

Forderungen/Verbindlichkeiten gegenüber verbundenen Unternehmen/Beteiligungen in Mio. €

	Insgesamt	Darunter gegenüber verbundenen Unternehmen	Darunter gegenüber Unternehmen, mit denen ein Beteiligungsverhältnis besteht
Forderungen an			
- *Kreditinstitute*	15.462,3	395,6	—
- *Kunden*	27.084,4	18,7	—
Schuldverschreibungen und andere festverzinsliche Wertpapiere	25.072,2	122,3	—
Verbindlichkeiten gegenüber			
- *Kreditinstituten*	6.509,9	1.512,6	—
- *Kunden*	2.516,4	—	0,8
Verbriefte Verbindlichkeiten	58.980,2	—	—
Nachrangige Verbindlichkeiten	298,5	—	—

Börsenfähige Wertpapiere in T €

	Insgesamt	Börsen-fähig	Börsen-notiert	Nicht börsen-notiert
Schuldverschreibungen und andere festverzinsliche Wertpapiere	25.072.183,1	25.072.183,1	25.068.207,0	3.976,1
Nominalwert	25.417.692,6	25.417.692,6	25.413.849,1	3.843,5
Aktien und andere nicht festverzinsliche Wertpapiere	729.990,1	—	—	—
Fondsanteile	9.700.497	—	—	—
Beteiligungen	519,5	—	—	—
Nominalwert	552,7	—	—	—
Anteile an verbundenen Unternehmen	1.116,0	—	—	—
Nominalwert	104,0	—	—	—

Beteiligungen in T €

Vortrag zum 1.1.2001	10.209,9
Zugang	511,3
Abgang	10.201,7
Stand am 31.12.2001	519,5

Der Zugang betrifft im Wesentlichen unsere Beteiligung an der TIGNATO Beteiligungsgesellschaft mbH & Co. KölnTurm MediaPark KG.
Bei dem Abgang handelt es sich um die Veräußerung unserer Anteile an der *Erste* Europäische Pfandbrief- und Kommunalkreditbank Aktiengesellschaft in Luxemburg, Luxemburg.

Anteile an verbundenen Unternehmen in T €

	Anteil am Kapital	Gezeichnetes Kapital	Eigenkapital	Jahresüber-schuss 2001
REGINA Finanz- und Versicherungsvermittlung GmbH, Essen	100 %	52	571,9	40,7
Essen Hyp Immobilien GmbH, Essen	100 %	52	675,8	3,9

Die Anteile an der Bankhaus Bauer AG, Stuttgart, wurden im Geschäftsjahr 2001 veräußert.

Pensionsgeschäfte
Zum Bilanzstichtag sind T € 537.871 Wertpapiere in Pension gegeben worden.

Zur Sicherheit übertragene Vermögensgegenstände
Festverzinsliche Wertpapiere wurden mit einem Nominalwert in Höhe von € 185 Mio. verpfändet.

Sonstige Vermögensgegenstände

In den sonstigen Vermögensgegenständen sind im Wesentlichen fünf zur Verhütung von Verlusten übernommene gewerbliche Objekte sowie Steuererstattungsansprüche aus Körperschaft- und Gewerbesteuern enthalten.

Anlagevermögen Anlagespiegel in T €

	Beteiligungen	Anteile an verbundenen Unternehmen	Sachanlagen	Anleihen und Schuldverschreibungen
Anschaffungs-/ Herstellungskosten Vortrag vom 1.1.2001	10.209,9	6.748,7	59.611,8	8.625.958,1
Zugänge im Geschäftsjahr 2001	511,3	93,4	872,0	7.455.204,4
Abgänge im Geschäftsjahr 2001	10.201,7	5.726,1	5.937,0	5.085.592,2
Abschreibungen kumuliert	—	—	26.163,8	62.299,4
Restbuchwert zum 31.12.2001	519,5	1.116,0	28.383,0	10.933.270,9
Restbuchwert zum 31.12.2000	10.209,9	6.748,7	34.372,9	8.600.564,2
Abschreibungen im Geschäftsjahr 2001	—	—	3.443,5	60.040,0

Geringwertige Wirtschaftsgüter sind in den Zugängen des Berichtsjahrs enthalten und wurden voll abgeschrieben. Diese Abschreibung ist in den Abgängen des Geschäftsjahrs eingerechnet.
Die Sachanlagen umfassen die im Rahmen unserer eigenen Tätigkeit genutzten Grundstücke und Gebäude in Höhe von € 26,0 Mio. Der Buchwert der Betriebs- und Geschäftsausstattung beträgt € 2,4 Mio.

Abschreibungen wegen steuerlicher Vorschriften

Für die beiden Gebäude in Essen, Gildehofstraße 1 und Gildehofstraße 2, wurde die stufendegressive Sonderabschreibung gemäß § 7 Abs. 5 EStG in Höhe von € 2,1 Mio. in Anspruch genommen.

Andere Verbindlichkeiten gegenüber Kreditinstituten

In dieser Position sind Offenmarktgeschäfte in Höhe von € 1,9 Mrd. enthalten. Das Volumen der bei der Deutschen Bundesbank im Pfanddepot hinterlegten Wertpapiere betrug € 2,9 Mrd. Die Position enthält weiterhin vornehmlich Termingeldaufnahmen, aufgenommene Darlehen sowie anteilige und fällige Zinsen aus Swap-Geschäften.

Sonstige Verbindlichkeiten

Die sonstigen Verbindlichkeiten enthalten im Wesentlichen die als Anzahlung gebuchte erste Kaufpreisrate für den Verkauf unseres Objekts MediaPark, Köln, sowie anteilige und fällige Zinsen aus nachrangigen Verbindlichkeiten und aus Genussrechtskapital.

Nachrangige Verbindlichkeiten

Die nachrangigen Verbindlichkeiten sind im Falle der Insolvenz oder der Liquidation der Bank erst nach Befriedigung aller nicht nachrangigen Gläubiger zurückzuzahlen. Eine vorzeitige Rückzahlung ist ausgeschlossen. Die Summe der Zins- und Disagioaufwendungen aller nachrangigen Darlehen beträgt € 19,0 Mio.
Die einzelnen nachrangigen Darlehen bleiben unterhalb der 10 %-Grenze des Gesamtausweises.

Genussrechte

Bis zum 31. Dezember 2001 wurden von dem am 22. März 2000 neu genehmigten Genussrechtskapital in Höhe von € 200,0 Mio. insgesamt € 46,1 Mio. platziert. Danach verbleibt ein genehmigtes Genussrechtskapital von € 153,9 Mio.

Gezeichnetes Kapital/genehmigtes Kapital

In der Hauptversammlung vom 22. März 2000 ist der Vorstand ermächtigt worden, das Grundkapital bis zum 21. März 2005 mit Zustimmung des Aufsichtsrats durch Ausgabe neuer Aktien gegen Bareinlagen einmalig oder mehrfach, jedoch insgesamt höchstens um einen Nennbetrag von € 50,0 Mio., zu erhöhen. Von dieser Ermächtigung hat der Vorstand mit Zustimmung des Aufsichtsrats im Jahr 2001 Gebrauch gemacht und eine Kapitalerhöhung in Höhe von T € 25.582 mit einem Aufgeld von T € 102.326 beschlossen.
Das gezeichnete Kapital beträgt € 201,3 Mio.; an genehmigtem Kapital verbleiben € 24,4 Mio.

Anzahl und Nennbetrag der Aktien

Das Grundkapital von € 201,3 Mio. ist eingeteilt in 201.300.000 auf den Namen lautende Aktien zu je € 1. Das Kapital ist voll eingezahlt.

Kapitalrücklage in Mio. €

Die Kapitalrücklage entwickelte sich wie folgt:

Vortrag zum 1.1.2001	205,2
Einstellung im Geschäftsjahr 2001	102,4
Stand am 31.12.2001	307,6

Die Einstellung in die Kapitalrücklage resultiert aus der Kapitalerhöhung im März 2001.

Gewinnrücklagen
Die Gewinnrücklagen sind gegenüber dem Vorjahr unverändert und betragen € 45,0 Mio.

Andere Verpflichtungen in Mio. €

Die unwiderruflichen Kreditzusagen betragen:

Hypothekendarlehen	783,7
Kommunalkredite	40,9
Gesamt	824,6

Nettoaufwand aus Finanzgeschäften

Die Position beinhaltet das Bewertungsergebnis aus einer Fremdwährungsverbindlichkeit, der nicht realisierte Gewinne gegenüberstehen.

Personalaufwand

Für das Geschäftsjahr 2001 beträgt der Personalaufwand T € 10.592,5. Darin enthalten sind die Gesamtbezüge für die Mitglieder des Vorstands von T € 1.372,0.

Andere Verwaltungsaufwendungen

Die anderen Verwaltungsaufwendungen für das Bankgeschäft belaufen sich auf T € 9.506,7 – inklusive der Vergütung der Mitglieder des Aufsichtsrats in Höhe von T € 131,0.

Sonstige betriebliche Erträge und Aufwendungen

In den sonstigen betrieblichen Erträgen sind im Wesentlichen unsere Mieterträge sowie Erträge aus abgeschlossenen Dienstleistungsverträgen enthalten. Aufwendungen aus Mietverhältnissen sind in den sonstigen betrieblichen Aufwendungen ausgewiesen.

Erträge aus Zuschreibungen zu Beteiligungen, Anteilen an verbundenen Unternehmen und wie Anlagevermögen behandelten Wertpapieren

Der Ausweis enthält die Gewinne aus der Veräußerung unserer Anteile an der Bankhaus Bauer AG, Stuttgart, und der *Erste* Europäische Pfandbrief- und Kommunalkreditbank Aktiengesellschaft in Luxemburg, Luxemburg.

Steuern vom Einkommen und vom Ertrag

Die Ertragsteuern sind dem Ergebnis der gewöhnlichen Geschäftstätigkeit zugeordnet. Für das Geschäftsjahr 2001 besteht im Verhältnis zur Commerzbank eine umsatz- und gewerbesteuerliche Organschaft.

Gewinnverwendungsrechnung

Unser Jahresüberschuss in Höhe von € 72.273.000,00 entspricht dem Bilanzgewinn.

Deckungsrechnung öffentliche Pfandbriefe ordentliche Deckung in T €

Forderungen an Kreditinstitute	
- *Kommunalkredite*	12.449.884
Forderungen an Kunden	
- *Hypothekendarlehen*	52.881
- *Kommunalkredite*	23.385.610
Schuldverschreibungen und andere festverzinsliche Wertpapiere (Buchwert T € 17.995.591)	17.891.677
Ausgleichsforderungen gegen die öffentliche Hand einschließlich	
Schuldverschreibungen aus deren Umtausch (Buchwert T € 37.851)	37.851
Gesamt	53.817.903

Deckungsrechnung öffentliche Pfandbriefe Ersatzdeckung in T €

Andere Forderungen an Kreditinstitute	240.000
Gesamt	240.000
Deckungswerte insgesamt	54.057.903
Summe der deckungspflichtigen öffentlichen Pfandbriefe	52.857.173
Überdeckung	1.200.730

Deckungsrechnung Hypothekenpfandbriefe ordentliche Deckung in T €

Forderungen an Kunden	
Hypothekendarlehen	1.488.751
Sachanlagen (Grundschulden auf bankeigenen Grundstücken)	17.486
Deckungswerte insgesamt	1.506.237
Summe der deckungspflichtigen Hypothekenpfandbriefe	1.261.659
Überdeckung	244.578

Gliederung der Deckungshypotheken nach Ländern

Bundesland	Anzahl	Mio. €
Baden-Württemberg	425	42,9
Bayern	408	75,1
Berlin	371	193,3
Brandenburg	254	48,9
Bremen	108	13,4
Hamburg	332	63,9
Hessen	683	100,9
Mecklenburg-Vorpommern	39	19,0
Niedersachsen	1.303	159,4
Nordrhein-Westfalen	4.428	593,1
Rheinland-Pfalz	92	9,7
Saarland	34	4,5
Sachsen	170	36,9
Sachsen-Anhalt	144	59,4
Schleswig-Holstein	445	43,7
Thüringen	63	40,1
Mitgliedsstaaten der EU	4	2,0
Gesamt	9.303	1.506,2

Gliederung der Deckungshypotheken nach Objektarten in Mio. €

Vom Gesamtbestand der Deckungshypothekendarlehen entfallen auf:	
Gewerblich genutzte, fertig gestellte Objekte	383,2
Wohnzwecken dienende, fertig gestellte Objekte	1.116,2
Bauplatzhypotheken	0,1
Unfertige, noch nicht ertragsfähige Neubauten	6,7
Gesamt	1.506,2

Gliederung der Deckungshypotheken nach Größengruppen

	€	Anzahl	Mio. €
Bis	51.129	2.236	76,8
Bis	511.292	6.753	722,8
Über	511.292	314	706,6
Gesamt		9.303	1.506,2

Gliederung der Deckungskommunalkredite nach Darlehensnehmern inklusive Schuldverschreibungen

	Anzahl	Mio. €
Bund und Sondervermögen des Bundes	63	6.623,1
Bundesländer	650	17.948,9
Städte und Gemeinden[1]	1.225	4.908,4
Öffentlich-rechtliche Kreditinstitute	1.061	18.940,6
EU-Auslandsdarlehen	160	5.344,0
Öffentlich verbürgte Hypothekendarlehen	873	52,9
Ersatzdeckung Geldanlagen	4	240,0
Gesamt	4.036	54.057,9

[1] inkl. kommunale Zweckverbände, kommunalverbürgte Darlehen und Organisationen ohne Erwerbszweck

Zwangsmaßnahmen Am 31.12.2001 waren anhängig:

	Zwangs-versteigerungen	Zwangs-verwaltungen	Zwangsversteigerungen und Zwangs-verwaltungen	Anzahl der Fälle insgesamt	Im Jahr 2001 durchgeführte Zwangs-versteigerungen
Wohnzwecken dienende Objekte	5	0	10	15	11
Gewerblich genutzte Objekte	8	4	11	23	1
Gesamt	13	4	21	38	12

Im Berichtsjahr wurde ein Objekt zur Verhütung von Verlusten von der Bank übernommen.

Zinsrückstände

Die Zinsrückstände, die älter als drei Monate sind, wurden mit ihrem zum Bilanzstichtag aufgelaufenen Betrag in Höhe von € 4,1 Mio. wertberichtigt. Von den Zinsrückständen entfallen auf den gewerblichen Bereich € 3,8 Mio. und auf den Wohnungsbaubereich € 0,3 Mio.

Rückzahlungen auf Hypotheken in Mio. €

Im Geschäftsjahr erfolgte Rückzahlungen:	
Durch Amortisation	77,5
In anderer Weise	33,8
Gesamt	111,3

Finanzderivate in Mio. €

	Nominalbetrag Restlaufzeit				Kreditäquivalent nach Produkt-Netting
Zinsbezogene Geschäfte:	<= 1 Jahr	1-5 Jahre	> 5 Jahre	Summe	
Zins-Swaps (gleiche Währung)	7.734	58.049	63.115	128.898	857,4
Zinsoptionen – Verkäufe	191	531	730	1.452	5,4
sonstige Zinskontrakte	250	795	511	1.556	7,4
Währungsbezogene Geschäfte:					
Währungsswaps	1.491	1.393	139	3.023	282,2
Gesamt	9.666	60.768	64.495	134.929	1.152,4

Das Kreditäquivalent gemäß Grundsatz I unter Berücksichtigung des Kontrahenten-Nettings beträgt € 909,0 Mio.
Mit Derivaten werden Zins- und Marktpreisschwankungen sowie Währungsrisiken abgesichert. Ermittelt wird das Adressenausfallrisiko (Kreditäquivalent) nach der Marktbewertungsmethode. Alle Finanzderivate sind einzelnen Geschäften zugeordnet. Handelsgeschäfte mit Finanzinnovationen wurden nicht getätigt.

Kundengruppengliederung im Derivategeschäft in Mio. €

	Volumen	Kreditäquivalent
OECD Banken	134.929	1.152,4

Fremdwährungsvolumina in Mio. €

Vermögensgegenstände	494,8
Verbindlichkeiten	2.741,6

Sämtliche Fremdwährungsvolumina sind durch entsprechende Kurssicherungsgeschäfte gegen Währungsschwankungen abgesichert.

Kredite an Organmitglieder in Mio. €

Mitglieder des Vorstands	1,0
Mitglieder des Aufsichtsrats	0,5
Gesamt	1,5

Durchschnittliche Mitarbeiterzahl

	Tariflich	Außertariflich
Angestellte	79	40
Auszubildende	7	—
Teilzeitbeschäftigte	7	—
Gesamt	93	40

Im Jahresdurchschnitt waren 133 Mitarbeiter/-innen beschäftigt.

Konzernabschluss

Die Commerzbank Aktiengesellschaft, Frankfurt am Main, ist zu mehr als 50 % an unserer Gesellschaft beteiligt.

Der vorliegende Abschluss wird in den Konzernabschluss der Commerzbank einbezogen. Unsere Tochtergesellschaften REGINA Finanz- und Versicherungsvermittlung GmbH, Essen, und Essen Hyp Immobilien GmbH, Essen, werden wegen untergeordneter Bedeutung nicht in den Konzernabschluss einbezogen.

Der Konzernabschluss der Commerzbank zum 31. Dezember 2000 wurde beim Amtsgericht Frankfurt am Main, Handelsregister Nr. 32000, hinterlegt und im Bundesanzeiger Nr. 111 vom 20. Juni 2001, S. 6609 ff, veröffentlicht.

Mandate in Aufsichtsräten und anderen Kontrollgremien

Hubert Schulte-Kemper

- Bankhaus Bauer AG; Vorsitzender des Aufsichtsrats (bis 24. April 2001)
- *Erste* Europäische Pfandbrief- und Kommunalkreditbank Aktiengesellschaft in Luxemburg; Vorsitzender des Verwaltungsrats (bis 4. April 2001)
- neuma – Neue Marler Baugesellschaft mbH; Vorsitzender des Aufsichtsrats
- Vestische Straßenbahnen GmbH; Vorsitzender des Aufsichtsrats

Wolfgang H. Müller

- Bankhaus Bauer AG; Mitglied des Aufsichtsrats
- WMF Württembergische Metallwarenfabrik AG; Mitglied des Aufsichtsrats

Harald Pohl

- *Erste* Europäische Pfandbrief- und Kommunalkreditbank Aktiengesellschaft in Luxemburg; Mitglied des Verwaltungsrats

Aufsichtsrat

Dr. Axel Frhr. v. Ruedorffer
Vorsitzender; Mitglied des Vorstands
der Commerzbank AG *(ab 19. März 2001)*

Klaus-Peter Müller
Vorsitzender; Sprecher des Vorstands
der Commerzbank AG *(bis 19. März 2001)*

Dr. Wolfgang Schuppli
Stellvertretender Vorsitzender;
Rechtsanwalt

Dieter Disse
Bankangestellter

Ute Gibbels
Bankangestellte

Dr. Wolfgang Hönig
Generalbevollmächtigter der
Commerzbank AG *(bis 31. Dezember 2001)*

Andreas de Maizière
Mitglied des Vorstands
der Commerzbank AG *(ab 19. März 2001)*

Dr. Eric Strutz
Leiter Konzernsteuerung
der Commerzbank AG *(ab 1. Januar 2002)*

Vorstand

Hubert Schulte-Kemper
Vorsitzender

Michael Fröhner
(ab 1. Januar 2002)

Wolfgang H. Müller
(bis 31. Dezember 2001)

Harald Pohl

Erhard Tiemann
(bis 31. Juli 2001)

Essen, den 4. Februar 2002
Hypothekenbank in Essen Aktiengesellschaft

Der Vorstand

Schulte-Kemper Fröhner Pohl

„Wir haben den Jahresabschluss unter Einbeziehung der Buchführung und den Lagebericht der Hypothekenbank in Essen AG für das Geschäftsjahr vom 1. Januar 2001 bis zum 31. Dezember 2001 geprüft. Die Buchführung und die Aufstellung von Jahresabschluss und Lagebericht nach den deutschen handelsrechtlichen Vorschriften liegen in der Verantwortung des Vorstands der Gesellschaft. Unsere Aufgabe ist es, auf der Grundlage der von uns durchgeführten Prüfung eine Beurteilung über den Jahresabschluss unter Einbeziehung der Buchführung und über den Lagebericht abzugeben.

Wir haben unsere Jahresabschlussprüfung nach § 317 HGB unter Beachtung der vom Institut der Wirtschaftsprüfer (IDW) festgestellten deutschen Grundsätze ordnungsmäßiger Abschlussprüfung vorgenommen. Danach ist die Prüfung so zu planen und durchzuführen, dass Unrichtigkeiten und Verstöße, die sich auf die Darstellung des durch den Jahresabschluss unter Beachtung der Grundsätze ordnungmäßiger Buchführung und durch den Lagebericht vermittelten Bildes der Vermögens-, Finanz- und Ertragslage wesentlich auswirken, mit hinreichender Sicherheit erkannt werden. Bei der Festlegung der Prüfungshandlungen werden die Kenntnisse über die Geschäftstätigkeit und über das wirtschaftliche und rechtliche Umfeld der Gesellschaft sowie die Erwartungen über mögliche Fehler berücksichtigt. Im Rahmen der Prüfung werden die Wirksamkeit des rechnungslegungsbezogenen internen Kontrollsystems sowie Nachweise für die Angaben in Buchführung, Jahresabschluss und Lagebericht überwiegend auf der Basis von Stichproben beurteilt. Die Prüfung umfasst die Beurteilung der angewandten Bilanzierungsgrundsätze und der wesentlichen Einschätzungen des Vorstands sowie die Würdigung der Gesamtdarstellung des Jahresabschlusses und des Lageberichts. Wir sind der Auffassung, dass unsere Prüfung eine hinreichend sichere Grundlage für unsere Beurteilung bildet.

Unsere Prüfung hat zu keinen Einwendungen geführt.

Nach unserer Überzeugung vermittelt der Jahresabschluss unter Beachtung der Grundsätze ordnungsmäßiger Buchführung ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage der Gesellschaft. Der Lagebericht gibt insgesamt eine zutreffende Vorstellung von der Lage der Gesellschaft und stellt die Risiken der künftigen Entwicklung zutreffend dar."

Frankfurt am Main, 15. Februar 2002
BDO Deutsche Warentreuhand Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Arnd Zinnhardt
Wirtschaftsprüfer

Dorothee Mende
Wirtschaftsprüfer

Der Aufsichtsrat hat die ihm nach Gesetz und Satzung obliegenden Aufgaben wahrgenommen und die Geschäftsführung der Bank laufend überwacht. Er hat sich vom Vorstand in seinen vier Quartalssitzungen und in zahlreichen Einzelbesprechungen über die beabsichtigte Geschäftspolitik, grundsätzliche Fragen der Geschäftsführung, über die Lage und Entwicklung der Bank sowie über bedeutsame Geschäftsvorfälle unterrichten lassen und mit dem Vorstand darüber beraten.
Der Aufsichtsrat hat aus seiner Mitte einen Präsidialausschuss und einen Kreditausschuss gebildet. Der Präsidialausschuss hat 2001 viermal getagt. Im Kreditausschuss wurden ebenfalls in vier Sitzungen u. a. die vorlagepflichtigen Kredite behandelt. Daneben wurden zustimmungsbedürftige Kredite außerhalb von Sitzungen im schriftlichen Umlaufverfahren genehmigt.
Jahresabschluss und Lagebericht für das Geschäftsjahr 2001 sind unter Einbeziehung der Buchführung von der durch die Hauptversammlung als Abschlussprüfer gewählten BDO Deutsche Warentreuhand Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, geprüft und mit dem uneingeschränkten Bestätigungsvermerk versehen worden. Die Jahresabschlussunterlagen, der Lagebericht des Vorstands und die Berichte des Abschlussprüfers wurden allen Aufsichtsratsmitgliedern zeitig vor der Bilanzsitzung zur Verfügung gestellt. Der Abschlussprüfer berichtete dem Aufsichtsrat in der Bilanzsitzung über wesentliche Ergebnisse seiner Prüfung und stand ihm für Fragen zur Verfügung. Der Aufsichtsrat hat von dem Prüfungsergebnis zustimmend Kenntnis genommen.
Nach dem abschließenden Ergebnis der vom Aufsichtsrat vorgenommenen Prüfung des Jahresabschlusses, des Lageberichts und des Vorschlags für die Gewinnverwendung sind Einwendungen nicht zu erheben.
Der Aufsichtsrat hat den vom Vorstand aufgestellten Jahresabschluss gebilligt; er ist damit festgestellt. Mit dem Vorschlag für die Verwendung des Bilanzgewinns ist der Aufsichtsrat einverstanden. Außerdem hat der Vorstand einen Bericht gem. § 312 AktG über die Beziehungen zu verbundenen Unternehmen erstellt und diesen mit dem hierzu von der BDO Deutsche Warentreuhand Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, erstatteten Prüfungsbericht dem Aufsichtsrat vorgelegt.
Der Aufsichtsrat hat den Bericht des Vorstands geprüft. Er stimmt ihm zu, ebenso dem Ergebnis der Prüfung durch den Abschlussprüfer. Dieser hat den Bericht des Vorstands über die Beziehungen zu verbundenen Unternehmen mit folgendem Bestätigungsvermerk versehen:
„Nach unserer pflichtmäßigen Prüfung und Beurteilung bestätigen wir, dass

1. die tatsächlichen Angaben des Berichts richtig sind,
2. bei den im Bericht aufgeführten Rechtsgeschäften die Leistung der Gesellschaft nicht unangemessen hoch war."

Nach dem abschließenden Ergebnis seiner Prüfung erhebt der Aufsichtsrat keine Einwendungen gegen die Erklärung des Vorstands in seinem Bericht über die Beziehungen zu verbundenen Unternehmen.

Dem Vorstand, den Mitarbeiterinnen und Mitarbeitern spricht der Aufsichtsrat Dank und Anerkennung für die geleistete erfolgreiche Arbeit aus. Besonderer Dank gilt den Herren Wolfgang H. Müller und Erhard Tiemann. Herr Müller hat als Vorstandsmitglied sechs Jahre die Geschicke der Bank mitgeleitet und ist zum Ende des Geschäftsjahres 2001 – mit Erreichen der Altersgrenze – ausgeschieden. Herr Tiemann ist aus gesundheitlichen Gründen zum 31. Juli 2001 aus dem Vorstand ausgeschieden, dem er seit 1991 angehört hat.

Herr Dr. Hönig, der seit 1997 im Aufsichtsrat und im Kreditausschuss der Bank vertreten war, ist zum Jahresende 2001 einvernehmlich aus dem Aufsichtsgremium der Hypothekenbank in Essen AG ausgeschieden. Er hat die Bank mit großem Fachwissen und konstruktiver Kritik verantwortungsvoll begleitet. Der Aufsichtsrat dankt Herrn Dr. Hönig für die geleistete erfolgreiche Arbeit.

Essen, den 20. März 2002

Der Aufsichtsrat

(Vorsitzender)

Zentrale

Essen

Gildehofstr. 1

45127 Essen

Postfach 10 18 61

45018 Essen

Tel.: 02 01 / 81 35-0

Fax: 02 01 / 81 35-2 00

Fax Börse: 02 01 / 81 35-3 99

Internet: www.essenhyp.com

E-Mail: info@essenhyp.com

Eingetragen unter

HRB Essen Nr. 7083

Geschäftsstellen

Berlin

Bundesallee 28

10717 Berlin

Tel.: 0 30 / 86 21-3 95

Frankfurt

Westendstr. 19

60325 Frankfurt

Tel.: 0 69 / 17 20 65

Hamburg

Ost-West-Str. 63

20457 Hamburg

Tel.: 0 40 / 3 74 27 94

Fax: 0 40 / 3 74 27 96

München

Romanstr. 43

80639 München

Tel.: 0 89 / 29 16 17 52

Fax: 0 89 / 29 16 17 54

Repräsentanzen

Brüssel
Rue de l'Amazone 2
Amazonestraat 2
Bruxelles B-1050 Brussel
Tel.: 00 32 / 2 / 5 34 95 95
Fax: 00 32 / 2 / 5 34 96 96

Leipzig
Georgiring 1-3
04103 Leipzig
Tel.: 03 41 / 96 17 36-1/-3
Fax: 03 41 / 9 60 61 40

London
Commerzbank House
23 Austin Friars
London EC2N 2NB
Great Britain
Tel.: 00 44 / 20 76 38 09 52
Fax: 00 44 / 20 76 38 09 53

Verbindungsbüros

New York
1251 Avenue of the Americas
New York, NY 10020-1104
Tel.: 0 01 / 2 12 / 7 03-41 10
Fax: 0 01 / 2 12 / 7 03-41 01

Tokio
Tokyo Marine Bldg.
Shinkan, 1-2-1, Marunouchi
Chiyoda-Ku
Tokyo 100-0005
Tel.: 00 81 / 3 / 52 93-93 35
Fax: 00 81 / 3 / 52 93-90 29

Impressum

Herausgeber	Hypothekenbank in Essen AG, Essen
Gestaltung	vE&K Werbeagentur GmbH, Herthastraße 7, Essen
Fotos	Tilo Karl, Essen
Druck u. Verarbeitung	Druckhaus Louisgang GmbH, Gelsenkirchen

Der Geschäftsbericht liegt auch in englischer Sprache vor.

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Credit Research

Overview

Essen Hyp is one of the few German Mortgage Banks whose transparency policy was rated "crystal clear" in the most recent IFR 'transparency survey'.

To meet the wishes of our capital market partners we publish detailed information about our business activities. All figures are updated periodically (see Overview). Interim updates are presented on subordinate sites to facilitate comparisons.

Public-sector Loans

Breakdown of cover pool
- by rating
- by borrowers and regions
- by countries
- by risk weighting
- Effects of increasing/falling interest rates on the cover pool's market value

> **Surplus cover**

Non-cover assets

Breakdown of non-cover assets
- by rating
- by borrowers
- by countries
- by risk weighting

Mortgage Loans

Breakdown of mortgage portfolio
- by type of property, region and LTV
- Foreign loans by type of property, country and LTV

> **Surplus cover**

Breakdown of non-cover assets
- Loans with a LTV > 60%

Derivatives
- Counterparty ratings
- Yield curve distribution

Risk Management
- Risk Report (as of 31.12.2001)
- Value at risk
- Worst case scenario
- Interest rate risk
- Grundsatz I
- Grundsatz II

Ratings
- Overview

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Credit Research

Essen Hyp is one of the few German Mortgage Banks whose transparency policy was rated "crystal clear" in the most recent IFR 'transparency survey'.
To meet the wishes of our capital market partners we publish detailed information about our business activities.
All figures are updated periodically. Interim updates are presented on subordinate sites to facilitate comparisons.



Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 54,058 m

Information as permitted by banking confidentiality — by borrower as of December 31st, 2001

Public-sector banks	13,207

Baden-Wuerttemberg	404
Bavaria	188
Berlin	0
Brandenburg	0
Bremen	15
Hamburg	33
Hesse	86
Lower Saxony	525
Mecklenburg-Western Pomerania	0
North Rhine-Westphalia	1,468
Rhineland-Palatinate	23
Saarland	38
Saxony	0
Saxony-Anhalt	0
Schleswig-Holstein	132
Thuringia	0
Mortgage loans guaranteed by the public-sector	53
Total	16,172

© Hypothekenbank in Essen AG



Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 54,058 m

Information as permitted by banking confidentiality. — by borrower as of December 31st, 2001

Baden-Wuerttemberg	264
Bavaria	391
Berlin	15
Brandenburg	9
Bremen	159
Hamburg	317
Hesse	254
Lower Saxony	618
Mecklenburg-Western Pomerania	37
North Rhine-Westphalia	2,341
Rhineland-Palatinate	196
Saarland	120
Saxony	8
Saxony-Anhalt	1
Schleswig-Holstein	170
Thuringia	9
Total	4,909

© Hypothekenbank in Essen AG



Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 54,058 m

Information as permitted by banking confidentiality — by borrower as of December 31st, 2001

Federal Government of Germany	4,543
Federal Government's Special Fund	5,142
Laender (individual German Federal States)	17,948
Total	27,633

© Hypothekenbank in Essen AG



Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 54,058 m

Information as permitted by banking confidentiality. — by borrower as of December 31st, 2001

Public-sector banks in EU member states	890
EU member states	3,055
EU regional governments	687
EU member states' cities and municipalities	148
Loans guaranteed by EU member states	337
EU institutions	227
Total	5,344

© Hypothekenbank in Essen AG

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Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 54,058 m

Information as permitted
by banking confidentiality. as of December 31st, 2001

Please click on the different parts of the pie chart for further information.


Public-sector banks and savings banks
29.91 %
Loans within the EU
9.89 %
9.08 %
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities
Federal Government of Germany, Federal Government's special fund and "Laender" (individual German states)
51.12 %

by borrowers	in Euro m	in %
Federal Government of Germany, Federal Goverment's special fund and "Laender" (individual German Federal States)	27,633	51.12
Public-sector banks and saving banks	16,172	29.91
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities	4,910	9.08
Loans within the EU	5,344	9.88
Total	**54,058**	**100.00**

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Public-sector Loans

Breakdown of cover pool

by rating
by borrowers and regions
by countries
by risk weighting
Effects of increasing/falling interest rates on the cover pool's market value

Surplus cover

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Public-sector loans

Breakdown of cover pool by rating

S & P/ Moody's / Fitch — as of December 31st, 2001

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	in Euro m	in %
AAA / Aaa / AAA	27,330	50.56
AA+ / Aa1 / AA+	7,573	14.01
AA / Aa2 / AA	6,074	11.24
AA- / Aa3 / AA-	3,068	5.68
A / A2/ A	1,035	1.91
A+/A1/A+	1,011	1.87
Without rating *	7,967	14.74
Total	**54,058**	**100.00**

s

* Without rating	in Euro m	in %
Public-sector banks and saving banks	3,735	46.90
Cities, municipalities, profit organizations and loans guaranteed by municipal authorities	4,213	52.90
Loans within the EU (Public-sector banks, EU member states, regional governments, cities and municipalities). Loans guaranteed by EU member states and EU institutions.	19	0.20
Total	**7,967**	**100.00**

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Public-sector loans

Breakdown of cover pool
Surplus cover

all amounts in Euro m

Date	Public-sector *Pfandbriefe* outstanding	Cover	Surplus cover	in %	Bonds and loans not yet serving as cover *	in %	Total in %
31.01.2000	46,260.26	47,448.40	1,188.15	2.6	1,126.32	2.4	5.0
29.02.2000	46,195.43	48,059.57	1,864.14	4.0	821.02	1.8	5.8
31.03.2000	48,727.19	49,078.40	351.21	0.7	467.93	1.0	1.7
30.04.2000	48,559.79	49,686.27	1,126.48	2.3	171.28	0.3	2.6
31.05.2000	50,132.42	51,222.29	1,089.87	2.2	32.21	0.1	2.3
30.06.2000	49,992.02	50,620.50	628.48	1.3	240.05	0.5	1.8
31.07.2000	50,060.79	50,531.39	470.59	0.9	69.64	0.1	1.0
31.08.2000	50,381.94	50,752.93	370.99	0.7	297.98	0.6	1.3
30.09.2000	48,210.48	48,809.05	598.57	1.2	38.35	0.1	1.3
31.10.2000	47,205.64	47,380.50	174.86	0.4	102.26	0.2	0.6
30.11.2000	45,818.14	46,249.67	431.53	0.9	442.83	1.0	1.9
31.12.2000	45,578.40	46,795.63	1,217.23	2.7	227.99	0.5	3.2
31.01.2001	48,270.30	49,018.78	748.48	1.6	221.44	0.5	2.1
28.02.2001	48,128.51	48,827.83	699.32	1.5	239.03	0.5	2.0
31.03.2001	47,107.41	48,461.91	1,354.50	2.9	161.00	0.3	3.2
30.04.2001	46,491.81	48,364.85	1,873.04	4.0	36.85	0.1	4.1
31.05.2001	46,462.84	47,557.00	1,094.16	2.4	151.30	0.3	2.7
30.06.2001	46,462.06	49,086.61	2,624.55	5.6	82.49	0.2	5.8
31.07.2001	47,943.44	50,240.65	2,297.21	4.8	259.89	0.5	5.3
31.08.2001	48,434.24	50,702.67	2,268.43	4.7	159.22	0.3	5.0
30.09.2001	48,429.43	50,503.98	2,074.55	4.3	193.66	0.4	4.7
31.10.2001	50,077.38	51,321.95	1,244.57	2.5	18.25	0.0	2.5
30.11.2001	50,556.70	52,539.98	1,983.28	3.9	108.00	0.2	4.1
31.12.2001	52,857.17	54,057.91	1,200.74	2.3	28.71	0.1	2.3

* For technical reasons (e.g. due to the absence of certificates).
These bonds and loans are usually included in the cover pool within a few weeks.

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Public-sector loans

Breakdown of cover pool by risk weighting

as of December 31st, 2001

Risk weighting	in Euro m	in %
0%	**36,763**	**68.01**
10%	**6,201**	**11.47**
20%	**11,094**	**20.52**
Total	**54,058**	**100.00**

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Public-sector loans

Breakdown of cover pool
Effects of increasing/falling interest rates on the cover pool's market value

Nominal amount as of December 31st, 2001

in Euro bn	Nominal value	Current market value	Market value with interest rates rising by 100 bp	Market value with interest rates falling by 100 bp
Cover pool	**54.06**	**55.49**	**52.68**	**58.63**
Public-sector *Pfandbriefe*	**-52.86**	**-52.95**	**-51.22**	**-54.78**
Surplus cover	**1.20**	**2.55**	**1.46**	**3.85**
Surplus cover of *Pfandbriefe* outstanding	**2.3%**	**4.8%**	**2.8%**	**7.0%**

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Public-sector loans

Breakdown of cover pool by countries

as of December 31st, 2001

by countries	in Euro m	in %
Austria	583	1.08
Belgium	242	0.45
EU Institutions	227	0.42
Finland	51	0.09
France	51	0.09
Germany	48,713	90.11
Greece	750	1.39
Ireland	48	0.09
Italy	658	1.22
Portugal	985	1.82
Spain	721	1.33
Sweden	206	0.38
The Netherlands	370	0.69
The United States*	127	0.23
Other	326	0.60
Total	**54,058**	**100.00**

* U.S. subsidiary of the German Reconstruction Loan Corporation (KfW), whose obligations are fully guaranteed by the KfW.

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Non-cover assets

Breakdown of non-cover assets

by rating
by borrowers
by countries
by risk weighting

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Breakdown of non-cover assets

by rating

S & P/Moody's/Fitch as of December 31st, 2001

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	in Euro m	in %
AAA / Aaa / AAA	9	0.18
AA+ / Aa1 / AA+	0	0.00
AA / Aa2 / AA	170	3.35
AA- / Aa3 / AA-	1,477	29.10
A+ / A1 / A+	1,282	25.26
A / A2 / A	606	11.94
A- / A3 / A-	649	12.79
BBB+ / Baa1 / BBB+	384	7.57
BBB / Baa2 / BBB	50	0.99
BBB- /Baa3 /BBB-	50	0.99
BB+ / Ba1 / BB+	50	0.99
BBB- / Baa3 /BBB-	50	0.99
Without rating *	298	5.87
Total	5,075	100.00

* - Without rating

	in Euro m	in %
National credit institutions	118	39.60
International credit institutions	80	26.85
Other (e.g. financial institutions)	100	33.56
Total	298	100.00

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Breakdown of non-cover assets

by risk weighting

as of December 31st, 2001

Risk weighting	in Euro m	in %
0%	913	17.99
10%	373	7.35
20%	3,514	69.24
100%	275	5.42
Total	**5,075**	**100.00**

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Breakdown of non-cover assets

by countries

as of December 31st, 2001

by countries	in Euro mn	in %
Germany	1,179	23.23
EU member states without Germany		
The Netherlands	934	18.40
France	352	6.93
Austria	387	7.63
Great Britain	140	2.75
Italy	200	3.94
Portugal	200	3.94
Spain	20	0.39
Finland	20	0.39
Sweden	25	0.49
	2,278	
Others	304	5.99
Non EU member states in Western Europe	181	3.57
EU candidate countries	1,134	22.34
Total	**5,075**	**100.00**

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Breakdown of non-cover assets

by borrowers

as of December 31st, 2001

by borrowers	in Euro m	in %
National credit institutions	1,279	25.20
Foreign Governments and municipalities	1,314	25.89
International credit institutions	2,036	40.12
Other foreign financial institutions (guaranteed by national or international credit institutions)	446	8.79
Total	**5,075**	**100.00**

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Mortgage Loans

Breakdown of mortgage portfolio

by type of property, region and LTV

Foreign loans by type of property, country and LTV

Surplus cover

Breakdown of non-cover mortgage loans

Loans with a LTV > 60 %



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Mortgage loans

Breakdown of mortgage portfolio
by type of property, region and LTV

Download as PDF

Commercial Properties in Euro m

as of December 31st, 2001

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Office and administrative buildings	Foreign countries	252.1	27.0	1.4	0.4	31.4	24.5	2.3	9.2	0.0	0.0	285.8	25.8
	West **	184.7	19.8	81.9	21.9	39.7	30.9	5.6	22.3	2.7	12.8	232.7	21.0
	East ***	25.2	2.7	26.1	7.0	2.8	2.2	1.0	4.0	1.1	5.2	30.1	2.7
Building sites	West **	0.8	0.1	0.0	0.0	0.0	0.2	0.2	0.0	0.0	0.0	1.0	0.1
Factory buildings	Foreign countries	1.3	0.1	0.0	0.0	0.4	0.3	0.1	0.4	0.0	0.0	1.8	0.2
	West **	59.9	6.4	40.6	10.9	6.9	5.4	1.1	4.4	0.3	1.4	68.2	6.2
	East ***	0.4	0.0	0.4	0.1	0.1	0.1	0.0	0.0	0.2	0.9	0.7	0.1
Shops	West **	128.6	13.8	99.9	26.7	3.7	2.9	0.3	1.2	0.4	1.9	133.0	12.0
	East ***	58.3	6.2	24.5	6.5	13.6	10.6	5.4	21.5	4.8	22.7	82.1	7.4
Hotels and restaurants	West **	42.0	4.5	28.9	7.7	4.8	3.7	2.0	8.0	4.6	21.8	53.4	4.8
	East ***	12.4	1.3	8.2	2.2	3.8	3.0	1.8	7.2	2.1	9.9	20.1	1.8
Warehouses and exhibition buildings	Foreign countries	5.5	0.6	0.0	0.0	1.8	1.4	1.0	4.0	0.5	2.4	8.8	0.8
	West **	23.0	2.5	11.7	3.1	5.7	4.4	1.4	5.6	3.0	14.2	33.1	3.0
	East ***	4.2	0.4	0.9	0.2	0.2	0.2	0.0	0.0	0.0	0.0	4.4	0.4
Other non-residential properties	West **	135.8	14.5	49.6	13.3	13.3	10.4	3.1	12.4	1.4	6.6	153.6	13.9
Total commercial properties	Foreign countries	258.9	27.7	1.4	0.4	33.6	26.2	3.4	13.5	0.5	2.4	296.4	26.7
	West **	574.8	61.5	312.6	83.6	74.3	57.9	13.5	53.8	12.4	58.9	675.0	60.9
	East ***	100.5	10.8	60.1	16.1	20.5	16.0	8.2	32.7	8.2	38.8	137.4	12.4
	Total	934.2	100.0	374.1	100.0	128.4	100.0	25.1	100.0	21.1	100.0	1,108.8	100.0

Residential Properties in Euro m

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Owned houses	West **	853.0	47.0	480.7	43.0	32.0	34.6	1.4	11.9	0.7	6.2	887.1	45.9
	East ***	58.9	3.2	28.4	2.5	3.1	3.4	0.2	1.7	0.0	0.1	62.2	3.2
Owned flats	West **	239.4	13.2	136.3	12.2	13.7	14.8	1.3	11.1	0.9	8.0	255.3	13.2
	East ***	12.6	0.7	7.8	0.7	0.9	1.0	0.1	1.0	0.1	0.9	13.7	0.7
Residential construction for letting purposes	Foreign countries	0.7	0.0	0.7	0.1	0.2	0.2	0.1	0.9	0.0	0.0	1.0	0.1
	West **	512.8	28.2	354.0	31.6	31.2	33.7	5.8	49.5	7.7	68.1	557.5	28.9
	East ***	138.2	7.6	110.9	9.9	11.4	12.3	2.8	23.9	1.9	16.8	154.3	8.0
Total residential properties	Foreign countries	0.7	0.0	0.7	0.1	0.2	0.2	0.1	0.9	0.0	0.0	1.0	0.1
	West **	1,605.2	88.4	971.0	86.8	76.9	83.1	8.5	72.5	9.3	82.2	1,699.9	88.0
	East ***	209.7	11.5	147.1	13.1	15.4	16.6	3.1	26.6	2.0	17.8	230.2	11.9
	Total	1,815.6	100.0	1,118.8	100.0	92.5	100.0	11.7	100.0	11.3	100.0	1,931.1	100.0

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	Foreign countries	259.6	87.3	2.1	0.1	33.8	11.4	3.5	1.2	0.5	0.2	297.4	9.8
	West **	2,180.0	91.8	1,283.6	86.0	151.2	6.2	22.0	0.9	21.7	0.9	2,374.9	78.1
	East ***	310.2	84.4	207.2	13.9	35.9	9.8	11.3	3.1	10.2	2.8	367.7	12.1
	Total	2,749.8	90.5	1,492.9	100.0	220.9	7.3	36.8	1.2	32.4	1.1	3,039.9	100.0

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.

** - West German Federal States including Berlin

*** - East German Federal States

Download as PDF (**Acrobat Reader required.** Download Acrobat Reader)

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Mortgage loans

Breakdown of non-cover assets
Loans with a LTV > 60%

Loans with a LTV exceeding 60% are not eligible to serve as cover for mortgage *Pfandbriefe*. The total volume of loans with a LTV > 60% may by law not exceed 20% of total volume of mortgage loans.

Date	in %
31.01.2000	12.36
29.02.2000	12.24
31.03.2000	12.04
30.04.2000	11.80
31.05.2000	11.78
30.06.2000	11.88
31.07.2000	11.79
31.08.2000	11.61
30.09.2000	11.43
31.10.2000	11.38
30.11.2000	11.36
31.12.2000	11.80
31.01.2001	11.38
28.02.2001	11.32
31.03.2001	11.18
30.04.2001	11.10
31.05.2001	11.71
30.06.2001	11.47
31.07.2001	11.34
31.08.2001	11.08
30.09.2001	11.04
31.10.2001	11.54
30.11.2001	11.51
31.12.2001	11.75

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Mortgage loans

Breakdown of cover pool
Surplus cover

all amounts in Euro m

Date	Mortgage Pfandbriefe outstanding	cover	Surplus cover	in %	Not yet serving as cover	in %	Total in %
31.01.2000	793.32	1,237.3	444.02	56.0	59.5	7.5	63.5
29.02.2000	934.74	1,241.1	306.37	32.8	59.5	6.3	39.1
31.03.2000	1,127.25	1,275.9	148.63	13.2	36.1	3.2	16.4
30.04.2000	1,199.85	1,276.7	76.85	6.4	31.4	2.6	9.0
31.05.2000	1,191.70	1,277.8	86.10	7.2	31.4	2.6	9.8
30.06.2000	1,181.29	1,270.4	89.12	7.5	25.4	2.2	9.7
31.07.2000	1,183.08	1,278.9	95.87	8.1	45.9	3.9	12.0
31.08.2000	1,183,08	1,294.9	111.82	9.5	42.0	3.5	13.0
30.09.2000	1,273.32	1,317.0	43.66	3.4	19.0	1.5	4.9
31.10.2000	1,273.32	1,321.6	48.27	3.8	26.1	2.0	5.8
30.11.2000	1,273.27	1,334.8	61.51	4.8	25.8	2.0	6.8
31.12.2000	1,228.12	1,327.8	99.70	8.1	26.2	2.1	10.2
31.01.2001	1,131.13	1,348.1	216.94	19.2	25.7	2.3	21.5
28.02.2001	1,131.15	1,364.7	233.51	20.6	34.6	3.1	23.7
31.03.2001	1,110.80	1,369.1	258.30	23.3	34.6	3.1	26.4
30.04.2001	1,150.82	1,443.3	292.45	25.4	38.9	3.4	28.8
31.05.2001	1,174.52	1,452.0	277.48	23.6	38.7	3.3	26.9
30.06.2001	1,174.15	1,449.9	275.71	23.5	41.2	3.5	30.0
31.07.2001	1,143.74	1,460.41	316.67	27.7	42.2	3.7	31.4
31.08.2001	1,143.74	1,477.76	334.02	29.2	32.6	2.9	32.1
30.09.2001	1,136.11	1,491.16	355.05	31.3	34.1	3.0	34.3
31.10.2001	1,055.05	1,506.02	450.97	42.7	38.3	3.6	46.4
30.11.2001	1,105.02	1,517.79	412.77	37.4	25.7	2.3	39.7
31.12.2001	1,261.66	1,506.24	244.58	19.4	25.9	2.1	21.4

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Mortgage loans

Breakdown of mortgage portfolio
Foreign loans by type of property, country and LTV

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Commercial Properties in Euro m as of December 31st, 2001

Purpose of property	Country	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
Office and administrative buildings	Belgium	1.3	1.2	0.0	0.0	0.0	1.3	0.4
	England	237.8	0.0	31.4	0.0	0.0	269.2	91.5
	France	13.0	0.2	0.0	0.0	0.0	13.0	4.4
Factory buildings	The Netherlands	1.3	0.0	0.4	0.1	0.1	1.9	0.6
Warehouses and exhibition buildings	The Netherlands	5.5	0.0	1.8	1.0	0.5	8.8	3.0
Total commercial properties	Belgium	1.3	1.2	0.0	0.0	0.0	1.3	0.4
	England	237.8	0.0	31.4	0.0	0.0	269.2	91.5
	France	13.0	0.2	0.0	0.0	0.0	13.0	4.4
	The Netherlands	6.8	0.0	2.2	1.1	0.6	10.7	3.6
	Total	258.9	1.4	33.6	1.1	0.6	294.2	100.0

Residential Properties in Euro m as of December 31st, 2001

Purpose of property	Country	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
Residential construction for letting purposes	Belgium	0.7	0.7	0.2	0.1	0.0	1.0	100.0
	Total	0.7	0.7	0.2	0.1	0.0	1.0	100.0

Total in Euro m as of December 31st, 2001

Mortgage loans	Country	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
	Belgium	2.0	1.9	0.2	0.1	0.0	2.3	0.8
	England	237.8	0.0	31.4	0.0	0.0	269.2	91.2
	France	13.0	0.2	0.0	0.0	0.0	13.0	4.4
	The Netherlands	6.8	0.0	2.2	1.1	0.6	10.7	3.6
	Total	259.6	2.1	33.8	1.2	0.6	295.2	100.0

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.

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Derivatives

Counterparty ratings
Yield curve distribution

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Derivatives

Counterparty ratings

Nominal amount in Euro m/Remaining time to maturity **as of December 31st, 2001**

Rating	<= 1 year	in %	1-5 years	in %	> 5 year	in %	Total	in %
Triple A	329	0.24	619	0.46	1,385	1.03	2,333	1.73
Double A	3,816	2.83	27,219	20.17	20,789	15.41	51,824	38.41
Single A	5,013	3.72	24,291	18.00	29,462	21.84	58,767	43.55
Not rated	507	0.38	8,639	6.40	12,860	9.53	22,005	16.31
Total	**9,665**	**7.17**	**60,768**	**45.03**	**64,496**	**47.80**	**134,929**	**100.00**

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Derivatives

Yield curve distribution

Essen Hyp derivatives portfolio by instruments
Financial derivatives in Euro m / Remaining time to maturity

as of December 31st, 2001

Instruments	<= 1 year	in %	1-5 years	in %	>5 years	in %	Total	in %
Interest rate swaps	7,723.5	79.91	57,893.7	95.27	63,015.3	97.70	128,632.5	95.33
Swaptions	191.1	1.98	1,093.6	1.80	985.7	1.53	2,270.5	1.68
Other interest rate derivatives	260.2	2.69	387.3	0.64	355.6	0.55	1,003.1	0.74
Currency swaps	1,490.7	15.42	1,392.9	2.29	138.9	0.22	3,022.6	2.24
Total	**9,665.6**	**100.00**	**60,767.5**	**100.00**	**64,495.5**	**100.00**	**134,928.7**	**100.00**

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Risk Management

Worst case scenario

Date	Utilization in %	Annual average utilization in %
31.01.2000	22.2	42.3
29.02.2000	36.3	42.3
31.03.2000	59.7	42.3
28.04.2000	20.8	42.3
31.05.2000	59.0	42.3
30.06.2000	58.8	42.3
31.07.2000	45.9	42.3
31.08.2000	36.2	42.3
29.09.2000	35.4	42.3
31.10.2000	36.5	42.3
30.11.2000	42.0	42.3
31.12.2000	42.3	42.3
31.01.2001	40.0	56.4
28.02.2001	38.2	56.4
31.03.2001	43.9	56.4
30.04.2001	56.6	56.4
31.05.2001	62.6	56.4
30.06.2001	52.7	56.4
31.07.2001	68.9	56.4
31.08.2001	62.9	56.4
30.09.2001	65.8	56.4
31.10.2001	63.5	56.4
30.11.2001	60.3	56.4
31.12.2001	46.6	56.4

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Risk Management

Value at risk

Date	Utilization in %	Annual average utilization in %
31.01.2000	51.8	73.0
29.02.2000	90.4	73.0
31.03.2000	77.4	73.0
28.04.2000	41.3	73.0
31.05.2000	75.9	73.0
30.06.2000	67.5	73.0
31.07.2000	72.9	73.0
31.08.2000	68.8	73.0
29.09.2000	78.5	73.0
31.10.2000	80.5	73.0
30.11.2000	73.5	73.0
31.12.2000	72.2	73.0
31.01.2001	74.5	79.1
28.02.2001	71.6	79.1
31.03.2001	80.3	79.1
30.04.2001	67.3	79.1
31.05.2001	77.6	79.1
30.06.2001	77.9	79.1
31.07.2001	77.7	79.1
31.08.2001	75.2	79.1
30.09.2001	81.1	79.1
31.10.2001	78.2	79.1
30.11.2001	88.9	79.1
31.12.2001	82.5	79.1

Risk Management

Ratings

Overview

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Ratings

Overview

Ratings	S & P	Moody's	Fitch
Pfandbriefe			
- public-sector	AAA	Aa1	AAA
- mortgage	not rated	Aa2	not rated
Long-term counterparty rating	A- (outlook negative)	A2 (outlook stable)	A+ (outlook stable)
Short-term counterparty rating	A-2	P-1	F1
Notes issued under the Debt Issuance Program			
- Senior Unsecured Debt	A-	A2	not rated
- Subordinated Debt	BBB+	A3	not rated
Commercial Paper Program	A-2	P-1	not rated

> Standard & Poor's — Rating analysis from June 09th, 2000 and recent ratings as of December 19st, 2001.

▷ Moody's — No recent rating analysis available.

▷ Fitch — Extract; the complete report can be obtained from Fitch.

(Acrobat Reader required. Download Acrobat Reader ®)

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Risk Management

Interest rate risk

Essen Hyp not only calculates the value at risk, but also, since the beginning of 2001, the potential market value loss of the whole portfolio in the case of a general interest rate rise of 1 basis point (bp) and 100 bp from one business day to another. These calculations are executed for all maturities, taking into consideration certain predefined breakpoints ("traffic light system"). Essen Hyp thus complies with the requirements set out by the German Federal Banking Supervisory Authority (BAKred), which are binding on all mortgage banks since April 1st, 2001. This basis point value, calculated with the help of the key rate method, may, in the case of an interest rate increase of 100bp, not exceed a certain limit in proportion to the liable capital pursuant to Section 10 of the German Banking Act (KWG). This limit is fixed by the German Banking Supervisory Authority (BAKred).

Date	Average utilisation
28.02.2001	10.86%
31.03.2001	13.16%
30.04.2001	17.14%
31.05.2001	17.03%
30.06.2001	18.02%
31.07.2001	14.90%
31.08.2001	18.21%
30.09.2001	17.27%
31.10.2001	18.86%
30.11.2001	16.60%
31.12.2001	14.27%

These figures are calculated daily and are reported to the BAKred monthly in arrears. Own capital is charged at zero percent interest. The transaction that has the longest running maturity is taken into consideration. Since April 2001 Essen Hyp also makes these reports available to the rating agencies Moody's, Standard & Poor's and Fitch.

However, the coefficient calculated with the help of this method does not indicate to what extent the liable capital is already exposed to other credit risks. Nonetheless, with a total capital ratio of 15.3% (percentage required by law: 8%) and a core capital ratio of 7.7% (percentage required by law: 4%) as of December 31st, 2001, Essen Hyp has "free capital" as a further security in addition to the limitation of interest rate risks in accordance with the BAKred stipulations and to the limitation of the interest rate risks through value at risk calculations.

€ Mio. **Liable capital not tied up by risk assets**


1200
1000
800
600
400
200
0
liable capital not tied up by risk assets
20% limit
liable capital tied up by risk assets
Jan 01 Feb 01 Mar 01 Apr 01 May 01 Jun 01 Jul 01 Aug 01 Sep 01 Oct 01 Nov 01 Dec 01

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Risk Management

Grundsatz I - overview

Pursuant to Sections 10 (1) and 10a (1) of the German Banking Act *(KWG)*, *Grundsatz I establishes rules concerning the adequacy of a credit institution's equity capital.* Pursuant to Grundsatz I the ratio of the liable capital of an institution to its risk weighted assets must not fall below 8% at the close of each business day (Tier II capital ratio), while the ratio of the core capital of an institution to its risk weighted assets must not fall below 4% at the close of each business day (Tier I capital ratio).

	Tier I		Tier II	
Date	Required by law	Ratio	Required by law	Ratio
31.01.2000	4.0	11.5	8.0	23.8
28.02.2000	4.0	11.6	8.0	21.2
31.03.2000	4.0	10.7	8.0	19.7
30.04.2000	4.0	9.9	8.0	19.4
31.05.2000	4.0	9.7	8.0	19.1
30.06.2000	4.0	9.2	8.0	18.2
31.07.2000	4.0	9.5	8.0	18.8
31.08.2000	4.0	9.2	8.0	18.1
30.09.2000	4.0	9.5	8.0	18.8
31.10.2000	4.0	9.6	8.0	18.9
30.11.2000	4.0	9.2	8.0	18.2
31.12.2000	4.0	9.0	8.0	17.9
31.01.2001	4.0	8.2	8.0	16.1
28.02.2001	4.0	8.4	8.0	16.7
31.03.2001	4.0	9.4	8.0	18.5
30.04.2001	4.0	8.3	8.0	16.5
31.05.2001	4.0	8.5	8.0	17.1
29.06.2001	4.0	7.9	8.0	15.8
31.07.2001	4.0	7.8	8.0	15.6
31.08.2001	4.0	8.0	8.0	16.1
30.09.2001	4.0	8.1	8.0	16.2
31.10.2001	4.0	7.8	8.0	15.6
30.11.2001	4.0	8.0	8.0	15.9
31.12.2001	4.0	7.7	8.0	15.3

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Risk Management

Grundsatz II

Grundsatz II concerns the adequacy of a credit institution's liquidity provision. It is required and sufficent that the liquid assets cover all actual and potential liquidity outflows over the following twelve months. Since December 31st, 2000 German mortgage banks have to comply with *Grundsatz II*.

Date	Ratio	Required by law
31.12.2000	1.29	1.0
31.01.2001	1.52	1.0
28.02.2001	1.17	1.0
31.03.2001	1.08	1.0
30.04.2001	1.36	1.0
31.05.2001	1.75	1.0
29.06.2001	1.30	1.0
31.07.2001	1.32	1.0
31.08.2001	1.55	1.0
30.09.2001	1.79	1.0
31.10.2001	1.89	1.0
30.11.2001	1.38	1.0
31.12.2001	1.38	1.0

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Internet

Overview updates

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Credit Research:

Overview Updates

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Subject	Update period	Last update
Public-sector loans		
Breakdown of cover pool		
by rating	monthly	12. 2001
by borrowers and regions	monthly	12. 2001
by countries	monthly	12. 2001
by risk weighting	monthly	12. 2001
Effects of increasing/falling interest rates on the cover pool´s market value	monthly	12. 2001
Surplus cover	monthly	12. 2001
Non-cover assets		
Breakdown of non-cover assets		
by rating	monthly	12. 2001
by borrowers	monthly	12. 2001
by countries	monthly	12. 2001
by risk weighting	monthly	12. 2001
Mortgage Loans		
Breakdown of mortgage portfolio		
by type of property, region and LTV	quarterly	12. 2001
Foreign loans by type of property, country and LTV	quarterly	12. 2001
Surplus cover	monthly	12. 2001
Breakdown of non-cover mortgage loans		
Loans with a LTV > 60%	monthly	12. 2001
Derivatives		
Counterparty ratings	monthly	12. 2001
Yield curve distribution	monthly	12. 2001
Risk Management		
Value-at-risk	monthly	12. 2001
Worst-case scenario	monthly	12. 2001
Interest rate risk	monthly	12. 2001
Grundsatz I	monthly	12. 2001
Grundsatz II	monthly	12. 2001

HYPOTHEKENBANK IN ESSEN AG

Gildehofstrasse 1 □ D-45127 Essen □ Germany
PO Box 10 18 61 □ D-45018 Essen □ Germany
Tel.: +49 (0) 2 01 / 81 35-0 □ Fax: +49 (0) 2 01 / 81 35-2 00
www.essenhyp.com □ info@essenhyp.com